   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1999

                                                 REGISTRATION NO. 333-38057
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                                   CVC, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                  35633821                                 16-1383279
      (State or other jurisdiction              (Primary Standard Industrial                    (I.R.S. Employer
   of incorporation or organization)            Classification Code Number))                  Identification No.)

                            ------------------------

                                  525 LEE ROAD
                           ROCHESTER, NEW YORK 14606
                                 (716) 458-2550
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                              CHRISTINE B. WHITMAN
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                                   CVC, INC.
                                  525 LEE ROAD
                           ROCHESTER, NEW YORK 14606
                                 (716) 458-2550
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

        FREDERICK W. KANNER, ESQ.                       JOHN HESSION, ESQ.
           DEWEY BALLANTINE LLP                  TESTA, HURWITZ & THIBEAULT, LLP
       1301 AVENUE OF THE AMERICAS                       125 HIGH STREET
         NEW YORK, NEW YORK 10019                  BOSTON, MASSACHUSETTS 02110
              (212) 259-8000                              (617) 248-7000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                            ------------------------

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                3,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

          ------------------------------------------------------------

CVC is offering 3,000,000 shares of common stock in its initial public offering.
   Two of its stockholders are selling an aggregate of 500,000 shares in this offering. CVC will not receive any of the proceeds from the sale of shares by the selling stockholders.

   CVC has applied to list the shares on the Nasdaq National Market under the symbol "CVCI."

               Anticipated Price Range $      to $      a share.

     INVESTING IN THE SHARES INVOLVES RISKS. RISK FACTORS BEGIN ON PAGE 4.

                                                                                    Per Share      Total
                                                                                   -----------  -----------
Public Offering Price............................................................   $            $
Underwriting Discount............................................................   $            $
Proceeds to CVC..................................................................   $            $
Proceeds to Selling Stockholders.................................................   $            $

The selling stockholders have granted the underwriters the right to purchase up to 525,000 additional shares within 30 days to cover any over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expect to deliver these shares on              , 1999.

--------------------------------------------------------------------------------

LEHMAN BROTHERS

             PRUDENTIAL SECURITIES

                          SG COWEN

                                       WARBURG DILLON READ LLC

         , 1999

[DESCRIPTION OF ARTWORK]

CVC MAKES THE CONNEXION-REGISTERED TRADEMARK-

    CVC's Connexion-Registered Trademark- Cluster Tool offers data storage and semiconductor customers an integrated thin film process solution using Physical Vapor Deposition (PVD), Ion Beam Etching (IBE), Metal-Organic Chemical Vapor Deposition (MOCVD) and Rapid Thermal Chemical Vapor Deposition (RTCVD).

[Upper Right-hand Corner] Graphic of laptop computer with (i) magnified graphic of semiconductor chip with accompanying text reading "Advanced semiconductors for semiconductor industry;" and (ii) magnified graphics of magnetic recording head and recording head reading/writing to disk drive with accompanying text reading "MR and GMR read/write heads for data storage industry."

[Left Margin] Photo of two persons operating Connexion-Registered Trademark-800 cluster tool with accompanying text reading "Front view of Connexion-Registered Trademark-800 with dual load-lock doors."

[Lower Right-hand Corner] Graphic representing overhead view of Connexion-Registered Trademark-800 Cluster Tool with accompanying text reading "Connexion-Registered Trademark-800 Cluster Tool configured for MOCVD process."

    CONNEXION-Registered Trademark- is a registered trademark of CVC. OPEN CONNEXION-TM-and INFINITY-TM- are trademarks of CVC.

                               TABLE OF CONTENTS

                                                  PAGE
                                                ---------
Prospectus Summary............................          1
Risk Factors..................................          4
Use of Proceeds...............................         13
Dividend Policy...............................         13
Capitalization................................         14
Dilution......................................         15
Selected Consolidated Financial Data..........         16
Unaudited Pro Forma Combined Statements of
  Operations..................................         17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................         19

                                                  PAGE
                                                ---------

Business......................................         28
Management....................................         42
Certain Transactions..........................         51
Principal and Selling Stockholders............         52
Description of Capital Stock..................         54
Shares Eligible for Future Sale...............         57
Underwriting..................................         59
Legal Matters.................................         61
Experts.......................................         61
Additional Information........................         61
Index to Consolidated Financial Statements....        F-1

                             ABOUT THIS PROSPECTUS

    Investors should rely only on the information contained in this prospectus. CVC and the underwriters have not authorized anyone to provide any different or additional information. This prospectus is not an offer to sell or a solicitation of an offer to buy common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. This preliminary prospectus is subject to completion prior to this offering.

    This prospectus makes forward-looking statements. Investors should consider any statements that are not statements of historical fact to be forward-looking statements. The words "believes," "anticipates," "plans," "expects," "seeks," "estimates" and similar expressions identify forward-looking statements. There are a number of important factors that could cause the results of CVC to differ materially from those indicated by such forward-looking statements, including those discussed under the section of this prospectus entitled "Risk Factors."

    All trademarks and trade names appearing in this prospectus are the property of their respective holders.

    Until               , 1999, all dealers selling shares of the common stock,
whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS
(1) ASSUMES THAT THE OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS IS NOT EXERCISED; (2) ASSUMES CONVERSION AND REDEMPTION OF ALL SHARES OF OUTSTANDING PREFERRED STOCK AND (3) GIVES RETROACTIVE EFFECT TO A TWO-FOR-THREE REVERSE STOCK SPLIT TO BECOME EFFECTIVE UPON THE CLOSING OF THIS OFFERING.

                                  THE COMPANY

    CVC is a leading worldwide supplier of fabrication equipment providing thin film process solutions for the manufacture of magnetic heads for disk drives and advanced semiconductor devices for computers and communications systems. Our products are optimized for the highly uniform, repetitive steps required for the manufacturing of devices involving multiple thin film layers and a wide range of materials. Our solutions incorporate our core competencies, including:

    - integrated thin film processing;

    - materials science and plasma physics;

    - vacuum engineering;

    - atomic scale engineering of magnetic, microelectronic and optical devices; and

    - process control software.

    The manufacture of magnetic recording heads and semiconductor devices requires from tens to hundreds of fabrication processing steps. Both magnetic recording heads and semiconductor devices are formed by building or removing extremely thin, uniform layers of conducting or insulating films onto substrates or wafers. The need to increase storage density and boost performance of disk drives has led to the development of smaller devices and the transition to more advanced recording heads with multiple layers of different materials and surface structures. In order to increase speed and performance of semiconductor devices, semiconductor manufacturers are shrinking the geometries and line widths of integrated circuits, while at the same time adding multiple, thin film layers of insulating or conducting materials. The process of manufacturing magnetic heads and semiconductors is constantly evolving to address the demand for smaller devices with higher performance and requires advanced thin film fabrication equipment.

    Our principal product, the CONNEXION Cluster Tool system, is a modular system with stations for connecting up to six process modules around a central substrate-handling platform. Our CONNEXION Cluster Tool system utilizes an open platform that enables the integration of process modules supplied by either CVC or third parties. We currently offer a wide range of advanced process modules for physical vapor deposition, or PVD, including sputtering and ion beam deposition, metal-organic chemical vapor deposition, or MOCVD, and etching. The CONNEXION Cluster Tool system enables the manufacture of highly uniform magnetic recording head and semiconductor devices through the integration of various processes in a controlled vacuum environment. We believe that the CONNEXION Cluster Tool system, combined with its MOCVD module, is well suited for advanced interconnect applications, including barrier and copper deposition.

    Since 1993, we have shipped more than 100 CONNEXION Cluster Tool systems, including more than 375 process modules. Our customers include many of the leading manufacturers of thin film recording heads for the data storage industry, including Alps, Fujitsu, IBM, Read-Rite, Seagate Technology, TDK and Yamaha, as well as manufacturers of semiconductor devices, including Anadigics, Analog Devices, Honeywell and M/A-COM. In order to expand our technology and broaden our offering of process modules, we acquired Commonwealth Scientific Corporation in May 1999. The acquisition of Commonwealth broadened our product offering by providing us with our ion beam etch, deposition and diamond-like carbon process modules for the data storage industry.

    Our executive offices are located at 525 Lee Road, Rochester, New York, 14606, and our telephone number is (716) 458-2550. CVC was incorporated in 1990 in connection with its acquisition of CVC Products, Inc. CVC Products, Inc. was founded in 1934 as the experimental vacuum processing group of Eastman Kodak.

                                  THE OFFERING

Common stock offered by CVC..................  3,000,000 shares

Common stock offered by the selling
  stockholders...............................  500,000 shares

Common stock to be outstanding after the
  offering...................................  11,477,315 shares

Use of proceeds..............................  Approximately $15.0 million for repayment of debt, $10.0 million for the redemption of the
                                               Series D Redeemable Preferred Stock, $6.2
                                               million for capital expenditures and the
                                               balance for general corporate purposes. See
                                               "Use of Proceeds." CVC will not receive any
                                               of the proceeds from the sale of shares by
                                               the selling stockholders.

Proposed Nasdaq National Market symbol.......  CVCI

    Common stock to be outstanding after the offering excludes 2,263,389 shares issuable upon exercise of stock options outstanding as of June 30, 1999 and 790,760 shares issuable upon the exercise of an outstanding warrant held by Seagate Technology.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The following table summarizes the financial data of our business. The pro forma results for fiscal 1998 and the nine months ended June 30, 1999 assume the acquisition of Commonwealth Scientific Corporation occurred on October 1, 1997 and October 1, 1998, respectively and give effect to the automatic conversion of all the outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into common stock, as well as the conversion of Series C Convertible Preferred Stock into common stock and into Series D Redeemable Preferred Stock, all of which will occur upon the closing of this offering.

                                                                                                          PRO FORMA
                                                                           NINE MONTHS ENDED    -----------------------------
                                       YEAR ENDED SEPTEMBER 30,                 JUNE 30,         YEAR ENDED     NINE MONTHS
                              ------------------------------------------  --------------------  SEPTEMBER 30,  ENDED JUNE 30,
                                1995       1996       1997       1998       1998       1999         1998            1999
                              ---------  ---------  ---------  ---------  ---------  ---------  -------------  --------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
  DATA:
Revenues....................  $  21,358  $  48,378  $  62,588  $  68,173  $  54,275  $  55,795   $   112,060     $   74,721
Gross margin................      5,728     14,623     21,302     26,154     20,771     21,379        39,008         23,205
Income (loss) from
  operations................        143      3,376      4,095      2,367      2,436      2,618         4,782           (639)

Net income (loss)...........        130      3,179      2,045        264        879        739         2,196         (1,083)

Pro forma net income (loss)
  per share:
  Basic.....................  $    0.18  $    4.32  $    2.67  $    0.26  $    0.86  $    0.58   $      0.30     $    (0.13)
  Diluted...................       0.02       0.46       0.29       0.04       0.12       0.09          0.26          (0.12)
Weighted average shares
  outstanding:
  Basic.....................        735        735        766      1,021      1,021      1,280         7,406          8,194
  Diluted...................      5,302      6,914      6,993      7,071      7,056      8,044         8,363          9,128

    Excluding the effects of the acquisition of Commonwealth, pro forma earnings per share for the year ended September 30, 1998 and the nine months ended June 30, 1999 were $0.04 and $0.10, respectively (basic). Diluted earnings per share are unchanged from the historical diluted earnings per share amounts presented above for these two periods.

    The following table summarizes our balance sheet as of June 30, 1999. The pro forma column reflects the automatic conversion of all the outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into common stock and Series C Convertible Preferred Stock into common stock and into Series D Redeemable Preferred Stock, all of which will occur upon the closing of this offering. The pro forma as adjusted column gives effect to the sale of 3,000,000 shares of common stock offered by CVC, at an assumed initial public offering price of $ per share, after deducting the underwriting discount and estimated offering expenses, and the application of the estimated net proceeds. See "Use of Proceeds."

                                                                              AS OF JUNE 30, 1999
                                                                      -----------------------------------
                                                                                               PRO FORMA
                                                                       ACTUAL     PRO FORMA   AS ADJUSTED
                                                                      ---------  -----------  -----------

                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...........................................  $     767   $     767
Working capital.....................................................     20,340      20,340
Total assets........................................................     71,627      71,627
Short-term borrowings and current portion of long-term debt.........      7,817       7,817
Long-term debt, less current portion................................      8,674       8,674
  Preferred stock...................................................     19,895      10,000
  Common stockholders' equity.......................................     10,939      20,834
Total stockholders' equity..........................................     30,834      30,834

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK IS RISKY. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.

WE EXPERIENCE FLUCTUATIONS IN OUR OPERATING RESULTS WHICH MAY ADVERSELY IMPACT OUR STOCK PRICE.

    Our quarterly operating results have fluctuated significantly in the past, and we expect this trend to continue. A principal reason is that we derive a substantial portion of our revenue from the sale of a relatively small number of systems which typically range in price from approximately $1.0 million to $4.0 million. As a result, our revenues and results of operations for any one quarter may be adversely affected by factors relating to the timing of orders and shipments of these systems. Additional factors which affect our quarterly operating results include:

    - specific economic conditions in the data storage and semiconductor industries

    - cyclical patterns of capital spending by customers

    - modification or cancellation of customer orders

    - continued market acceptance of our systems and our customers' products

    - shipment delays

    - loss of a significant customer

    - increased research and development or marketing costs associated with our introduction of new products

    - introduction of new products by our customers

    - our ability to successfully introduce new products on a timely basis

    - changes in our pricing policies or those of our competitors

    - production and quality problems

    - the publication of opinions by industry analysts about us, our products or our competitors

    In addition, our customers or potential customers may be affected by Year 2000 issues that may, in part (1) cause a delay in payments for products shipped, (2) cause customers to expend significant resources on Year 2000 compliance matters, rather than investing in our products or (3) cause customers to defer placing orders for our systems in the first quarter of our fiscal 2000 or beyond. These issues may impact our results of operations in the first quarter of fiscal 2000, our first quarter as a public company.

    Many of these factors are beyond our control, and our operating results for any particular quarter may differ materially from our expectations or those of the market. In addition, our operating results may not be indicative of future operating results, which may adversely impact the price of our common stock.

WE FACE RISKS ASSOCIATED WITH LIMITED SALES BACKLOG.

    Our backlog at the beginning of a quarter typically does not include all orders required to achieve our sales objective for that quarter. Moreover, all customer purchase orders are subject to cancellation or rescheduling by the customer, generally with limited or no penalties. Therefore, backlog at any particular date is not necessarily representative of actual sales for any succeeding period. Our net sales and operating results for a quarter may depend upon orders we obtain for systems to be shipped in the same quarter that the order is received. In addition, we derive a substantial portion of our net sales in any fiscal period from the sale of a relatively small number of high-priced systems. As a result, the timing of recognition of revenue for a single transaction could have a material adverse effect on our sales and operating results.

A SIGNIFICANT AMOUNT OF OUR REVENUES IS RECORDED LATE IN EACH QUARTER. WE MAY BE UNABLE TO ADJUST SPENDING QUICKLY ENOUGH TO COMPENSATE FOR SHORTFALLS IN QUARTERLY REVENUES, AND AS A RESULT OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

    We have historically recorded a significant amount of our revenues for each quarter late in the quarter, while our expenses have been incurred more evenly throughout the period. The concentration of product shipments late in the quarter increases the risk of shipment delays and, consequently, the risk that quarterly revenue expectations will not be met. Our business and financial results for a particular period could be materially adversely affected if an anticipated order for even one system is not received in time to permit shipment during the period. In addition, a significant portion of our expenses are relatively fixed. We also have limited visibility on revenues for future quarterly periods and face risks of revenue shortfalls due to our limited sales backlog in current periods. If the number of systems we actually ship, and thus the amount of revenues we are able to record, late in any particular quarter are below expectations for any reason, the adverse effect may be magnified by our inability to adjust spending quickly enough to compensate for the revenue shortfall.

THE SUCCESS OF OUR BUSINESS DEPENDS ON THE DEMAND FOR PRODUCTS FROM DATA STORAGE AND SEMICONDUCTOR MANUFACTURERS, WHOSE INDUSTRIES ARE HIGHLY CYCLICAL.

    Our business depends in large part upon the demand for products from data storage and semiconductor manufacturers. The data storage and semiconductor industries accounted for the following percentages of our net sales for the periods indicated:

                                                                        YEAR ENDED SEPTEMBER 30,
                                                                     -------------------------------
                                                                       1996       1997       1998
                                                                     ---------  ---------  ---------
Data Storage.......................................................        77%        88%        77%
Semiconductor......................................................        14%         9%        21%

    The data storage and semiconductor industries have been characterized by cyclicality. These industries have experienced significant economic downturns at various times in the last decade, characterized by slowing product demand, inventory surpluses, accelerated erosion of average selling prices and production overcapacity. In the recent past, these downturns have had a material adverse effect on the demand for the type of capital equipment and process technology that we offer. In addition, because of (1) our continuing need to invest in research and development, (2) our substantial capital equipment requirements and (3) our extensive ongoing customer service and support requirements worldwide, our ability to reduce expenses in response to any downturn or slowdown in the rate of capital investment by manufacturers in these industries may be limited.

    In the recent past, the data storage and semiconductor industries have experienced inventory oversupply and poor operating results. Our business would likely be materially adversely affected if slowdowns in the rate of capital investment or inventory surpluses in the data storage and semiconductor industries occur in the future.

OUR REVENUES AND PROFITS MAY DECREASE IF WE LOSE ANY OF OUR MAJOR CUSTOMERS.

    Our customer base is highly concentrated among a limited number of large customers, primarily because the data storage industry is dominated by a small number of large companies. In particular, purchases by Seagate Technology, also our largest stockholder, have historically accounted for a significant portion of our revenues. The loss of any of these customers, and Seagate Technology in particular, could have a material adverse effect on us. The following table sets forth the percentage of our total revenues derived from sales to our five largest customers for the periods indicated:

                                                                        YEAR ENDED SEPTEMBER 30,
                                                                     -------------------------------
                                                                       1996       1997       1998
                                                                     ---------  ---------  ---------
Five Largest Customers.............................................        81%        79%        71%

We anticipate that our revenue will continue to depend on a limited number of major customers, although the companies considered to be major customers and the percentage of our revenue represented by each major customer may vary from quarter to quarter.

    We generally do not have long-term purchase agreements with our customers and do not have any written agreements that require customers to purchase fixed minimum quantities of our products. CVC's sales to specific customers tend to vary significantly from year to year depending upon customers' budgets for capital expenditures and new product introductions. The loss of, or reduced demand for products or related services from, any of our major customers could have a material adverse effect on our business. If any of these large manufacturers discontinues its relationship with us or suffers economic downturns, our results of operations could be materially adversely affected.

IF WE DO NOT RESPOND EFFECTIVELY AND ON A TIMELY BASIS TO RAPID TECHNOLOGICAL CHANGE, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

    The data storage and semiconductor manufacturing industries are subject to rapid technological change and new product introductions and enhancements, as well as evolving industry standards. Our ability to remain competitive will depend in part upon our ability to develop new and enhanced systems at competitive prices in a timely and cost-effective manner and to accurately predict technology transitions. In addition, new product introductions or enhancements by our competitors could cause a decline in sales or loss of market acceptance of our existing products. Increased competitive pressure could also lead to intensified price competition, resulting in lower margins, which could materially adversely affect our business.

    Because new product development commitments must be made well in advance of sales, new product decisions must anticipate both the future demand for the products under development and the equipment required to produce such products. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or in enhancing existing products.

WE OPERATE IN AN EXTREMELY COMPETITIVE MARKET, AND IF WE FAIL TO COMPETE EFFECTIVELY, OUR BUSINESS MAY BE HARMED.

    The data storage and semiconductor capital equipment industries are intensely competitive. Established companies, both domestic and foreign, compete with each of our product lines. Many of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. A substantial investment is required by customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor's capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, if a particular customer selects a competitor's capital equipment, we expect to experience difficulty in selling to that customer for a significant period of time. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

    - price

    - product quality

    - breadth of product line

    - system performance

    - cost of ownership

    - global technical service and support

    - success in developing or otherwise introducing new products

    We cannot be certain that we will be able to compete successfully in the future.

THE SUCCESS OF OUR BUSINESS DEPENDS ON CONTINUED MARKET ACCEPTANCE OF OUR CONNEXION CLUSTER TOOL SYSTEM.

    Our principal product is a line of capital equipment, known as the CONNEXION Cluster Tool system, which together with its associated process modules is used to manufacture thin film recording heads and semiconductor devices. We believe that continued future growth depends in large part upon our ability to gain increased customer acceptance for our CONNEXION Cluster Tool system and related technology. The following table sets forth the percentage of our net sales derived from sales of the CONNEXION Cluster Tool systems for the periods indicated:

                                                                        YEAR ENDED SEPTEMBER 30,
                                                                     -------------------------------
                                                                       1996       1997       1998
                                                                     ---------  ---------  ---------
CONNEXION Cluster Tool system......................................        71%        85%        83%

    Continued acceptance of the CONNEXION Cluster Tool system will depend on factors, including:

    - cost of ownership

    - performance and reliability

    - ability to manufacture on a successful and timely basis

    - availability of customer support

    If we fail to enhance continually the CONNEXION Cluster Tool system, the future marketplace acceptance of that product could be adversely affected. We cannot assure you that we will be successful in obtaining increased market acceptance of the CONNEXION Cluster Tool system or any future enhanced version of the system. If we fail to gain sufficient customer acceptance for this system, our business could be materially adversely affected.

WE HAVE INVESTED SIGNIFICANT RESOURCES IN THE DEVELOPMENT OF ADVANCED COPPER DEPOSITION TECHNOLOGY. IF WE FAIL TO SUCCESSFULLY DEVELOP ADVANCED COPPER DEPOSITION PROCESSES THAT ARE ACCEPTED BY THE MARKETPLACE, OUR LONG-TERM GROWTH COULD BE MATERIALLY ADVERSELY AFFECTED.

    To date, we have invested significantly, and expect to continue investing significantly in the development of advanced copper deposition technology for high performance integrated circuit fabrication for the semiconductor market. The development of this technology is emerging and highly complex and the market for equipment incorporating this technology is not expected to reach commercial viability until after 2000. Recently, several semiconductor device manufacturers have announced that they have made advancements in copper-based technology. These and other competitors with substantially greater resources than ours are investing in research and development of similar technologies. These and other competitors may achieve market acceptance of their products before us. We cannot assure you that our efforts in this area will be technologically successful or, even if technologically successful, will be commercially accepted by the marketplace. If we fail to achieve commercial success in our pursuit of copper-based technology for the semiconductor industry, our long-term growth prospects could be materially adversely affected.

SALES TO FOREIGN MARKETS CONSTITUTE A SIGNIFICANT AND GROWING PORTION OF OUR TOTAL REVENUES. OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED BY ECONOMIC DOWNTURNS IN FOREIGN MARKETS AND OUR DEPENDENCE ON FOREIGN SALES REPRESENTATIVES.

    An increasing portion of our revenues in recent years has been derived from sales in foreign markets. International sales are subject to various risks. The following table sets forth for the periods indicated the percentage of our total revenues derived from sales to our customers located outside of the United
States:

                                                                           YEAR ENDED SEPTEMBER 30,
                                                                     -------------------------------------
                                                                        1996         1997         1998
                                                                        -----        -----        -----
Non-U.S. Customers.................................................          19%          31%          38%

We intend to continue to expand our operations outside the United States and enter additional international markets, which will require significant management attention and financial resources. International business presents additional risks, including:

    - periodic recessions in foreign economies as they impact our particular sector

    - the risk of government-financed competition

    - changes in trade policies and tariff regulations

    - worldwide political and economic instability

    - difficulties in obtaining U.S. export licenses and managing businesses abroad

    Our international sales are denominated in U.S. dollars. As a result, changes in the value of foreign currencies relative to the value of the U.S. dollar can render our products comparatively more expensive. Although we have not been significantly negatively impacted in the past by foreign currency changes in Japan, Korea, Taiwan and Europe, such conditions could negatively impact our international sales in future periods. Further, our international sales are made primarily through several independent sales representatives and a third party distributor. We cannot be certain that they will continue to market and distribute our products successfully, if at all. Our implementation of new distribution and sales arrangements could result in delays and disruptions in our international sales and customer support efforts, which could reduce sales and have a material adverse effect on our business.

THE LOSS OF ANY OF OUR KEY PERSONNEL COULD ADVERSELY IMPACT OUR ABILITY TO MEET OUR CUSTOMER AND TECHNOLOGICAL DEMANDS.

    Our future operating results depend in significant part upon the continued contributions of our officers and key personnel who are critical to our success, and many of whom would be difficult to replace. Many of our employees are not bound by long-term employment or noncompetition agreements, and competitors may attempt to recruit them. The loss of our officers or other key personnel could have a material adverse effect on our business.

WE MAY HAVE DIFFICULTY ATTRACTING AND RETAINING QUALIFIED PERSONNEL WHICH COULD ADVERSELY IMPACT OUR ABILITY TO EXECUTE OUR BUSINESS STRATEGY.

    The competition for personnel throughout our industry can be significant. Because of this competition for qualified labor, we have occasionally experienced delays in meeting our staffing requirements. Our future success will depend on our ability to attract and retain qualified technical, marketing and management personnel, particularly highly skilled design, process and test engineers.

The market for such personnel has become intensely competitive, particularly in California where there has been a significant increase in the business activities of other companies in the data storage and semiconductor manufacturing sectors.

    Any protracted inability on our part to recruit, train and retain adequate numbers of qualified personnel could adversely affect our ability to manufacture, sell and support our products, which could materially adversely affect our business.

WE MAY EXPERIENCE DIFFICULTY INTEGRATING OUR RECENT ACQUISITION.

    We recently acquired Commonwealth Scientific Corporation. Realization of the potential benefits from this acquisition may not occur unless the products, technologies and personnel of Commonwealth are successfully integrated with our operations in a timely and efficient manner. Any diversion of the attention of management, and any difficulties encountered in the transition process, could have a material adverse effect on the revenues, financial condition and operating results of the combined enterprise. If we are not able to successfully integrate Commowealth and its services and products into our operations, our business could be materially adversely affected.

WE MAY BE UNABLE TO CONSUMMATE POTENTIAL ACQUISITIONS OR SUCCESSFULLY INTEGRATE THEM WITH OUR BUSINESS WHICH COULD SLOW OUR GROWTH.

    As part of our continued strategy to expand the range of our product offerings and technologies, we intend to make acquisitions of complementary businesses, technologies, services or products if appropriate opportunities arise. However, we may be unable to identify suitable acquisition or investment candidates at reasonable prices or on reasonable terms. Additionally, regardless of whether suitable candidates are available, we may be unable to consummate future acquisitions or investments, which could harm our growth strategy. If we do consummate acquisitions, we could have difficulty integrating the acquired products, personnel or technologies. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

WE HAVE A LENGTHY SALES CYCLE WHICH MAY INCREASE OUR EXPOSURE TO CUSTOMER CANCELLATIONS OR DELAYS IN ORDERS.

    Sales of our systems depend, in significant part, upon the decision of an existing or prospective customer to add new manufacturing capacity or to expand existing manufacturing capacity, both of which involve a significant capital commitment. We may experience delays in finalizing system sales following initial system qualification while the customer evaluates and receives approvals for the initial purchase of our systems. In general, for new customers or applications our sales cycle could take 12 to 18 months to complete. During this time, we may expend substantial funds and management effort as part of the sales process. Lengthy sales cycles subject us to a number of significant risks, including inventory obsolescence and fluctuations in operating results over which we have little or no control.

PROTECTION OF OUR INTELLECTUAL PROPERTY RIGHTS MAY RESULT IN COSTLY LITIGATION.

    There has been substantial litigation regarding patent and other intellectual property rights in the data storage, semiconductor and related industries. We have been, and may in the future be, notified of allegations that we may be infringing intellectual property rights possessed by others. In the future, protracted litigation and expense may be incurred if necessary to defend ourselves against alleged infringement of third party rights. Any such litigation, even if ultimately successful in our defense, could result in substantial cost and diversion of time and effort by our management, which by itself could have a material adverse effect on our business. Adverse determinations in that litigation could:

    - result in our loss of proprietary rights

    - subject us to significant liabilities, including treble damages under certain circumstances

    - require us to seek licenses from third parties, which licenses may not be available on reasonable terms or at all

    - prevent us from manufacturing or selling our products

    Any of these outcomes could have a material adverse effect on our business.

OUR SUCCESS DEPENDS, IN PART, ON INTELLECTUAL PROPERTY WHICH MAY BE DIFFICULT TO PROTECT AND COULD AFFECT OUR ABILITY TO COMPETE EFFECTIVELY.

    We believe that our success depends, in part, on our ability to obtain and protect patents protecting our proprietary technology. As of August 31, 1999, CVC had obtained 11 U.S. patents, had received notices of allowance on two U.S. patent applications and had 34 U.S. patent applications pending. In addition, CVC had obtained two foreign patents from the United Kingdom and had 17 foreign patent applications pending on its behalf as of that date.

    We cannot assure you that:

    - pending patent applications or any future applications will be approved

    - any patents will provide us with competitive advantages or will not be challenged by third parties

    - the patents of others will not have an adverse effect on our ability to do business

We cannot assure you that others will not independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents. In addition, we may be forced to expend time and resources on protracted litigation to defend our intellectual property rights against third parties. Further, because foreign patents may afford less protection under foreign law than is available under U.S. patent law, we cannot assure you that any foreign patents issued to us will adequately protect our proprietary rights.

    In addition to patent protection, we also rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information. Despite these efforts, we cannot be certain that:

    - others will not independently develop substantially equivalent proprietary information and techniques

    - others will not otherwise gain access to our trade secrets

    - others will not disclose our technology

    - we can meaningfully protect our trade secrets

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS, AND IN SOME CASES SOLE SUPPLIERS. ANY DISRUPTION OR TERMINATION OF THESE SUPPLY CHANNELS MAY HARM OUR BUSINESS.

    We purchase components, subassemblies and services from a limited number of suppliers and occasionally from a single source. Disruption or termination of certain of these sources could occur, and these disruptions could have at least a temporary adverse effect on our operations. A prolonged inability on our part to obtain certain components included in our systems could have a material adverse effect on our business.

FAILURE BY US TO IDENTIFY AND REMEDIATE ALL MATERIAL YEAR 2000 RISKS COULD CAUSE A SIGNIFICANT DISRUPTION TO OUR BUSINESS. WE COULD BE REQUIRED TO EXPEND SIGNIFICANT INTERNAL RESOURCES ON YEAR 2000 REMEDIATION OR THE YEAR 2000 PROBLEMS OF OUR SUPPLIERS COULD CAUSE A DELAY IN SUPPLYING GOODS AND SERVICES TO US. FURTHERMORE, YEAR 2000 PROBLEMS OF OUR CUSTOMERS COULD CAUSE THEM TO DELAY PAYMENT FOR PRODUCTS THAT WE HAVE SHIPPED TO THEM.

    We have implemented a multi-phase Year 2000 project consisting of assessment and remediation, and testing following remediation. We cannot, however, be certain that we have identified all of the potential risks. Failure by us to identify and remediate all material Year 2000 risks could adversely affect our business, financial condition and results of operations. We have identified the following risks you should be aware of:

    - we cannot be certain that the entities on whom we rely for certain goods and services that are important to our business will be successful in addressing all of their software and systems problems in order to operate without disruption in the Year 2000 and beyond

    - our customers or potential customers may be affected by Year 2000 issues that may, in part:

       --  cause a delay in payments for products shipped

       -- cause customers to expend significant resources on Year 2000 compliance matters, rather than investing in our products

    - we have not developed a contingency plan related to the failure of our or a third-party's Year 2000 remediation efforts and may not be prepared for such an event

    Further, while we have made efforts to notify our customers who have purchased potential non-compliant products, we cannot be sure that customers who purchased such products will not assert claims against us alleging that such products should have been Year 2000 compliant at the time of purchase, which could result in costly litigation and divert management's attention.

IF WE FAIL TO COMPLY WITH ENVIRONMENTAL REGULATIONS TO WHICH WE ARE SUBJECT, OUR BUSINESS COULD BE ADVERSELY IMPACTED.

    We are subject to a variety of governmental regulations related to the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. Any failure on our part to comply with regulations or to control in any way our handling of hazardous substances could subject us to future liabilities which could have a material adverse effect on our business.

OUR STOCK PRICE MAY BE VOLATILE.

    There has not been a public market for our common stock. We cannot predict the extent to which investor interest in CVC will lead to the development of a trading market or how liquid that market might become. Further, we cannot guarantee that the price of our common stock will not decline below the initial public offering price. Stock prices of companies in our industry have experienced price fluctuations which have often been unrelated to the operating performance of affected companies. The initial public offering price may not be indicative of prices that will prevail in the trading market. Various factors could cause the market price of our common stock to fluctuate substantially. These factors may include:

    - news announcements relating to CVC, our competitors, customers or other entities regarding quarterly operating results, technology advances or production overcapacity

    - general trends in our industry

    - changes in market conditions in the data storage and semiconductor industries

    In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against these companies. This type of litigation, or similar litigation, could have a material adverse effect on our business.

A LIMITED NUMBER OF STOCKHOLDERS WILL HAVE THE ABILITY TO INFLUENCE OUR POLICIES FOLLOWING THE OFFERING.

    A substantial majority of our capital stock is held by a limited number of stockholders. After completion of this offering, assuming no exercise of currently exercisable stock options, our principal stockholders and executive officers and directors will beneficially own approximately 65% of the shares of common stock outstanding, 67% if Seagate Technology exercises in full its warrant to purchase common stock. In particular, Seagate Technology is CVC's largest stockholder and two of its representatives are members of CVC's board of directors. Following completion of this offering, Seagate Technology will own 2,428,313 shares representing approximately 21% of CVC's outstanding common stock. In addition, if Seagate Technology exercises in full a warrant for the common stock that it holds, it would own an aggregate of approximately 26% of the outstanding common stock.

    Accordingly, this limited number of stockholders, including Seagate Technology, will likely for some time influence the election of our board of directors, control major decisions of corporate policy and determine the outcome of any major transaction or other matter submitted to our stockholders or board of directors, including potential mergers or acquisitions, and amendments to our certificate of incorporation. Stockholders other than these principal stockholders are therefore likely to have little or no influence on decisions regarding such matters.

THE PRICE OF OUR STOCK COULD DECREASE AS A RESULT OF SHARES BEING SOLD IN THE MARKET AFTER THE OFFERING.

    The market price of our common stock could drop as a result of sales of a large number of shares of common stock in the market after the offering, or the perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of common stock.

    There will be 11,477,315 shares of common stock outstanding immediately after the offering. Of these shares, the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The remaining 7,977,315 shares of common stock outstanding will be "restricted securities" as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or an exemption under the Securities Act. In addition, additional shares of common stock subject to outstanding vested stock options could also be sold. The holders of the shares of common stock issued upon conversion of outstanding preferred stock and some of our other large stockholders will also have registration rights allowing them to cause us to register their shares under the Securities Act.

                                USE OF PROCEEDS

    The estimated net proceeds to us from the sale of 3,000,000 shares of our
common stock in this offering are estimated to be approximately $      . This is
based on an assumed initial public offering price of $   per share, after
deducting underwriting discounts and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

    We intend to use approximately $15.0 million of the proceeds from the offering to repay the outstanding balance under several loan agreements. These loan agreements include: (1) a line of credit with an interest rate at prime plus 1/4%; (2) a term loan which matures October 2001 with an interest rate at prime plus 1/2%; (3) a note payable which matures September 2000 with an interest rate at 8%; and (4) three capital leases with maturity dates of March 2000, August 2000, and January 2002, and interest rates of 13.9%, 16.5%, and 8.1%, respectively. In addition, we intend to use approximately $10.0 million to redeem the Series D Redeemable Preferred Stock and approximately $6.2 million for capital expenditures. The balance of the net proceeds will be used for general corporate purposes, which may include acquisitions of other businesses. We do not currently have any arrangements or understandings regarding any acquisitions and we are not currently engaged in any negotiations regarding any acquisition. Pending such uses, we will invest the net proceeds of this offering in short-term obligations of investment grade.

                                DIVIDEND POLICY

    We have never paid or declared cash dividends on our common stock. We currently intend to retain all future earnings for our business and do not anticipate paying cash dividends in the foreseeable future. We are currently restricted under the terms of some of our credit agreements from paying any dividends to stockholders without the prior written consent of the lenders. Future dividends, if any, will depend on, among other things: (1) our results of operations, (2) capital requirements and (3) restrictions in loan agreements.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 1999. Our capitalization is presented:

    - on an actual basis;

    - on a pro forma basis to give effect to the automatic conversion of all outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into common stock, as well as the conversion of Series C Convertible Preferred Stock into common stock and Series D Redeemable Preferred Stock, all of which will occur upon the closing of this offering; and

    - on a pro forma as adjusted basis to reflect our receipt of the net proceeds from the sale of 3,000,000 shares of common stock in this
      offering at an assumed initial public offering price of $      per share
      after deducting the underwriting discount and estimated offering expenses, the repayment of approximately $15.0 million of debt, of which approximately $7.5 million relates to debt outstanding as of June 30, 1999 and the redemption of all outstanding shares of Series D Redeemable Preferred Stock for $10.0 million.

                                                                                         AS OF JUNE 30, 1999
                                                                            ---------------------------------------------
                                                                                                           PRO FORMA
                                                                             ACTUAL      PRO FORMA        AS ADJUSTED
                                                                            ---------  -------------  -------------------

                                                                                           (IN THOUSANDS)
Short-term borrowings and current portion of long-term debt...............  $   7,817    $   7,817
Long-term debt, less current portion......................................      8,674        8,674
Stockholders' equity:
  Preferred stock, $0.01 par value, 502,500 shares authorized; shares issued and outstanding:
    Series C, $0.01 par value; 100,000 shares authorized and outstanding, actual; 0 shares issued and outstanding pro forma; and 0 shares
      issued and outstanding pro forma as adjusted........................      9,855           --
    Series D, $0.01 par value; 200,000 shares authorized; 0 shares issued and outstanding, actual; 0 shares issued and outstanding, pro forma;
      0 shares issued and outstanding, pro forma as adjusted..............         --       10,000
    Series B, $0.01 par value; 100,000 shares authorized; 60,492 shares issued and outstanding, actual; 0 shares issued and outstanding, pro
      forma; 0 shares issued and outstanding, pro forma as adjusted.......      8,355           --
    Series A, $0.01 par value; 2,500 shares authorized; 1,685 shares issued and outstanding, actual; 0 shares issued and outstanding, pro
      forma; 0 shares issued and outstanding, pro forma as adjusted.......      1,685           --
  Common stock, $0.01 par value per share; 50,000,000 shares authorized;
    2,345,394 shares issued and outstanding, actual; 8,477,315 shares issued and outstanding, pro forma; 11,477,315 shares issued and
    outstanding, pro forma as adjusted....................................         23           84
  Additional paid-in capital..............................................      9,249       19,097
  Warrant.................................................................         14           --
  Unamortized deferred compensation.......................................       (168)        (168)
  Retained earnings.......................................................      1,952        1,952
  Minimum pension liability...............................................       (131)        (131)
                                                                                                                   -
                                                                            ---------  -------------
    Total stockholders' equity............................................     30,834       30,834
                                                                                                                   -
                                                                            ---------  -------------
    Total capitalization..................................................  $  47,325    $  47,325
                                                                                                                   -
                                                                                                                   -
                                                                            ---------  -------------
                                                                            ---------  -------------

    Common stock to be outstanding after the offering excludes 2,263,389 shares issuable upon exercise of stock options outstanding as of June 30, 1999 and 790,760 shares issuable upon the exercise of an outstanding warrant held by Seagate Technology.

    See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included in this prospectus.

                                    DILUTION

    The pro forma net tangible book value of the common stock as of June 30,
1999 was $            , or $  per share, after giving effect to the automatic
conversion of all outstanding shares of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock
into an aggregate of             shares of common stock which will occur upon
the consummation of this offering. After giving effect to the sale of the common stock pursuant to this offering at an assumed initial public offering price of
$      per share, assuming that the underwriters' over-allotment option is not exercised, and after deducting the underwriting discount and estimated expenses of the offering, the adjusted pro forma net tangible book value at June 30,
1999, would have been $        , or $    per share.

    Pro forma net tangible book value per share before the offering has been determined by dividing pro forma net tangible book value (total tangible assets less total liabilities) by the pro forma number of shares of common stock outstanding at June 30, 1999. The offering will result in an increase in pro
forma net tangible book value per share of $      to existing stockholders and
dilution of $      to new investors who purchase shares in the offering.
Dilution is determined by subtracting pro forma net tangible book value per
share from the assumed initial public offering price of $      per share. The
following table illustrates this dilution:

Initial public offering price...................................             $
  Pro forma net tangible book value per share at June 30,
    1999........................................................  $
  Increase attributable to sale of common stock in the offering
    (1).........................................................
                                                                  ---------
Pro forma net tangible book value per share after the
  offering......................................................
                                                                             ---------
Dilution to persons who purchase shares in the offering.........             $
                                                                             ---------
                                                                             ---------

------------------------

(1) After deduction of the underwriting discount and estimated offering expenses
    totaling $      .

    If the underwriters' over-allotment option were exercised in full, the pro
forma net tangible book value per share after the offering would be $      per
share, the increase in net tangible book value per share to existing
stockholders would be $      per share and the dilution to persons who purchase
shares in the offering would be $      per share.

    The following table summarizes, on a pro forma basis as of June 30, 1999, the differences between the total consideration paid and the average price per share paid by the existing shareholders and the new investors with respect to the number of shares of common stock purchased from us based on an assumed
initial public offering price of $      per share:

                                                                                           TOTAL CONSIDERATION
                                                                   SHARES PURCHASED
                                                               ------------------------  ------------------------   AVERAGE PRICE
                                                                 NUMBER       PERCENT      AMOUNT       PERCENT       PER SHARE
                                                               -----------  -----------  -----------  -----------  ---------------
Existing stockholders (1)....................................
New investors................................................
  Total......................................................

------------------------

(1) The sale by the selling stockholders in the offering will reduce the number
    of shares held by existing stockholders to             shares, or   % of the
    total number of shares of common stock to be outstanding after the offering and will increase the number of shares held by the new investors to
                shares, or   % of the total number of shares of common stock to
    be outstanding after the offering. See "Principal and Selling Stockholders."

    These tables do not assume exercise of stock options or warrants outstanding as of June 30, 1999. At June 30, 1999, an aggregate of 2,263,389 shares of common stock were issuable upon the exercise of outstanding options at a weighted average exercise price of $3.46 per share. Upon consummation of this offering, a warrant will become convertible into 790,760 shares of common stock at $5.58 per share. To the extent that outstanding options and this warrant are exercised in the future, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data of CVC set forth below as of September 30, 1997 and 1998 and for each of the years ended September 30, 1996, 1997 and 1998 are derived from CVC's audited consolidated financial statements, which appear elsewhere in this prospectus. The selected consolidated financial data as of September 30, 1994, 1995, and 1996 and for each of the years ended September 30, 1994 and 1995 have been derived from audited consolidated financial statements of CVC not included in this prospectus. The selected financial data as of June 30, 1999 and for the nine months ended June 30, 1998 and 1999 have been derived from the unaudited consolidated financial statements which appear elsewhere in this prospectus and which, in the opinion of the management of CVC, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 1999. The pro forma June 30, 1999 balance sheet data reflects the automatic conversion of all the outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into common stock, as well as the conversion of Series C Convertible Preferred Stock into common stock and into Series D Redeemable Preferred Stock. The data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this prospectus.

                                                                                                                   NINE
                                                                                                                  MONTHS
                                                                                                                   ENDED
                                                                        YEAR ENDED SEPTEMBER 30,                 JUNE 30,
                                                          -----------------------------------------------------  ---------
                                                            1994       1995       1996       1997       1998       1998
                                                          ---------  ---------  ---------  ---------  ---------  ---------

                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues................................................  $  13,915  $  21,358  $  48,378  $  62,588  $  68,173  $  54,275
Cost of goods sold......................................     11,795     15,630     33,755     41,286     42,019     33,504
                                                          ---------  ---------  ---------  ---------  ---------  ---------
Gross margin............................................      2,120      5,728     14,623     21,302     26,154     20,771
Operating expenses:
  Research and development..............................      1,271      1,214      4,346      9,055     12,615      9,844
  Sales and marketing...................................      2,354      2,924      4,777      5,613      7,696      5,593
  General and administrative............................      1,248      1,447      2,124      2,539      3,476      2,898
  In-process R&D write-off..............................         --         --         --         --         --         --
                                                          ---------  ---------  ---------  ---------  ---------  ---------
  Total.................................................      4,873      5,585     11,247     17,207     23,787     18,335
Income (loss) from operations...........................     (2,753)       143      3,376      4,095      2,367      2,436
Interest and other, net.................................       (533)      (559)      (197)      (593)    (1,154)      (931)
Write-off of deferred charges...........................         --         --         --         --       (675)        --
                                                          ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes.......................     (3,286)      (416)     3,179      3,502        538      1,505
Income taxes (benefit)..................................         36       (546)        --      1,457        274        626
                                                          ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss).......................................  $  (3,322) $     130  $   3,179  $   2,045  $     264  $     879
                                                          ---------  ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) per share:
  Basic.................................................  $   (5.46) $    0.18  $    4.32  $    2.67  $    0.26  $    0.86
  Diluted...............................................      (0.80)      0.02       0.46       0.29       0.04       0.12
Weighted average shares outstanding:
  Basic.................................................        608        735        735        766      1,021      1,021
  Diluted...............................................      4,160      5,302      6,914      6,993      7,071      7,056


                                                             1999
                                                          -----------

STATEMENTS OF OPERATIONS DATA:
Revenues................................................   $  55,795
Cost of goods sold......................................      34,166
                                                          -----------
Gross margin............................................      21,629
Operating expenses:
  Research and development..............................       8,489
  Sales and marketing...................................       6,395
  General and administrative............................       2,953
  In-process R&D write-off..............................       1,174
                                                          -----------
  Total.................................................      19,011
Income (loss) from operations...........................       2,618
Interest and other, net.................................        (355)
Write-off of deferred charges...........................          --
                                                          -----------
Income (loss) before income taxes.......................       2,263
Income taxes (benefit)..................................       1,524
                                                          -----------
Net income (loss).......................................   $     739
                                                          -----------
                                                          -----------
Net income (loss) per share:
  Basic.................................................   $    0.58
  Diluted...............................................        0.09
Weighted average shares outstanding:
  Basic.................................................       1,230
  Diluted...............................................       8,044

    Assuming the conversion of the outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into common stock and the conversion of Series C Convertible Preferred Stock into common stock and into Series D Redeemable Preferred Stock and excluding the effects of the acquisition of Commonwealth, pro forma earnings per share for the year ended September 30, 1998 and the nine months ended June 30, 1999 were $0.04 and $0.10, respectively (basic). Diluted earnings per share are unchanged from the historical diluted earnings per share amounts presented above for these two periods.

                                                                                                                   AS OF
                                                                                                                 JUNE 30,
                                                                           AS OF SEPTEMBER 30,                     1999
                                                          -----------------------------------------------------  ---------
                                                            1994       1995       1996       1997       1998      ACTUAL
                                                          ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Cash and cash equivalents...............................  $       2  $   3,157  $     730  $   2,161  $     106  $     767
Working capital.........................................     (2,312)     5,429      8,816      9,259     10,904     20,340
Total assets............................................     11,425     23,554     31,837     43,833     42,764     71,627
Short term borrowings and current portion of long-term
  debt..................................................      2,229        188        894      2,295      5,689      7,817
Long-term debt, less current portion....................      3,935      3,528      5,635      5,309     11,379      8,674
  Preferred stock.......................................     (1,685)    10,040     10,040     10,040     10,040     19,895
  Common stockholders' equity (deficit).................     (4,014)    (3,857)      (721)     1,388      1,940     10,939
Total stockholders' equity (deficit)....................     (2,329)     6,183      9,319     11,428     11,980     30,834


                                                           PRO FORMA
                                                          -----------
BALANCE SHEET DATA:
Cash and cash equivalents...............................   $     767
Working capital.........................................      20,340
Total assets............................................      71,627
Short term borrowings and current portion of long-term
  debt..................................................       7,817
Long-term debt, less current portion....................       8,674
  Preferred stock.......................................      10,000
  Common stockholders' equity (deficit).................      20,834
Total stockholders' equity (deficit)....................      30,834

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

    The following unaudited pro forma statements of operations for the year ended September 30, 1998 and the nine months ended June 30, 1999 give effect to the May 10, 1999 acquisition of Commonwealth Scientific Corporation. The unaudited pro forma statements of operations are based on the statements of operations for CVC, appearing elsewhere in this prospectus, and the statements of operations of Commonwealth as if the acquisition occurred on October 1, 1997 and October 1, 1998, respectively. The Commonwealth statements of operations have been modified to conform to CVC's fiscal year end. These unaudited pro forma statements of operations should be read in conjunction with the historical financial statements and notes thereto of CVC and Commonwealth included elsewhere in this prospectus.

    The unaudited pro forma combined statements of operations give effect to the following pro forma adjustments necessary to reflect the acquisition of
Commonwealth:

    - Reduction in certain operating expenses related to the restructuring activities undertaken, solely comprised of Commonwealth employees terminated as of or shortly after the acquisition;

    - Elimination of the write-off of the portion of the purchase price allocated in-process research, development and engineering, due to its one-time nature;

    - Amortization of goodwill and other intangibles over periods ranging from five to ten years; and

    - Decrease in income taxes related to adjustments.

    Amounts are in thousands, except for per share data.

                                                                        YEAR ENDED SEPTEMBER 30, 1998
                                                               -----------------------------------------------
                                                                                             PRO FORMA
                                                                                      ------------------------

                                                                  CVC        CSC      ADJUSTMENTS   COMBINED
                                                               ---------  ----------  -----------  -----------
STATEMENTS OF OPERATIONS:
Revenues.....................................................  $  68,173  $   43,887   $      --   $   112,060
Cost of goods sold...........................................     42,019      31,033          --        73,052
                                                               ---------  ----------  -----------  -----------
Gross margin.................................................     26,154      12,854          --        39,008
Operating expenses...........................................     23,787      11,132        (840)       34,079
In-process R&D write-off.....................................         --          --          --            --
Goodwill and intangibles amortization........................         --          --         147           147
                                                               ---------  ----------  -----------  -----------
  Total operating expenses...................................     23,787      11,132        (693)       34,226
                                                               ---------  ----------  -----------  -----------
Income (loss) from operations................................      2,367       1,722         693         4,782
Write-off of deferred charges................................       (675)         --          --          (675)
Interest and other, net......................................     (1,154)       (302)         --        (1,456)
                                                               ---------  ----------  -----------  -----------
Income (loss) before income taxes............................        538       1,420         693         2,651
Income taxes (benefit).......................................        274         517        (336)          455
                                                               ---------  ----------  -----------  -----------
Net income (loss)............................................  $     264  $      903   $   1,029   $     2,196
                                                               ---------  ----------  -----------  -----------
                                                               ---------  ----------  -----------  -----------
Net income per share:
  Basic......................................................  $    0.26                           $      0.96
  Diluted....................................................       0.04                                  0.26
Weighted average shares outstanding:
  Basic......................................................      1,021                   1,269         2,290
  Diluted....................................................      7,070                   1,293         8,363

                                                                        NINE MONTHS ENDED JUNE 30, 1999
                                                                -----------------------------------------------
                                                                                              PRO FORMA
                                                                                       ------------------------
                                                                   CVC        CSC      ADJUSTMENTS   COMBINED
                                                                ---------  ----------  -----------  -----------
STATEMENTS OF OPERATIONS:
Revenues......................................................  $  55,795  $   18,926   $      --    $  74,721
Cost of goods sold............................................     34,166      17,350          --       51,516
                                                                ---------  ----------  -----------  -----------
Gross margin..................................................     21,629       1,576          --       23,205
Operating expenses............................................     17,826       6,538        (630)      23,734
In-process R&D write-off......................................      1,174          --      (1,174)          --
Goodwill and intangibles amortization.........................         11          --          99          110
                                                                ---------  ----------  -----------  -----------
  Total operating expenses....................................     19,011       6,538      (1,705)      23,844
                                                                ---------  ----------  -----------  -----------
Income (loss) from operations.................................      2,618      (4,962)      1,705         (639)
Write-off of deferred charges.................................         --          --          --           --
Interest and other, net.......................................       (355)       (305)         --         (660)
                                                                ---------  ----------  -----------  -----------
Income (loss) before income taxes.............................      2,263      (5,267)      1,705       (1,299)
Income taxes (benefit)........................................      1,524      (1,488)       (252)        (216)
                                                                ---------  ----------  -----------  -----------
Net income (loss).............................................  $     739  $   (3,779)  $   1,957    $  (1,083)
                                                                ---------  ----------  -----------  -----------
                                                                ---------  ----------  -----------  -----------
Net income per share:
  Basic.......................................................  $    0.58                            $    (.47)
  Diluted.....................................................       0.90                                 (.47)
Weighted average shares outstanding:
  Basic.......................................................      1,279                   1,048        2,327
  Diluted.....................................................      8,044                   5,717        2,327

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. CVC'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THE PROSPECTUS. THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    CVC is a leading worldwide supplier of fabrication equipment providing thin film process solutions for the manufacture of magnetic heads for disk drives and advanced semiconductor devices for computers and communications equipment. CVC's principal product is the CONNEXION Cluster Tool system, which provides integrated deposition and etch equipment based on a central substrate handling platform and a series of interchangeable thin film deposition and etch processing modules. CVC also derives revenue from the sale of sources, spare parts, enhancements, and field service contracts. System revenues represented 80%, 83% and 85% of CVC's total revenue in the first nine months of fiscal 1999, fiscal 1998 and fiscal 1997, respectively. In order to expand its technology and broaden its offering of process modules, CVC acquired Commonwealth Scientific Corporation in May 1999. Commonwealth's primary products are ion beam etch, deposition and diamond-like carbon process modules for the data storage industry and ion beam sources principally used by suppliers of optical equipment.

    CVC's growth in the past four years has been primarily due to the expansion of the disk drive industry and transition of the industry to magnetoresistive, or MR, heads and giant magnetoresistive, or GMR, heads. During the first nine months of fiscal 1999, fiscal 1998 and fiscal 1997, 80%, 77% and 88%, respectively, of CVC's revenue was derived from sales made to manufacturers of magnetic heads and 9%, 21%, and 9%, respectively was derived from sales to manufacturers of semiconductor devices, with the remainder of the revenue derived from ancillary products and services. CVC's top four customers for the nine months ended June 30, 1999, were Seagate, IBM, TDK and Alps, all of whom manufacture magnetic heads. CVC expects that these customers will continue to account for a significant portion of CVC's total 1999 and 2000 revenues and that significant customer concentration will continue for the foreseeable future.

    CVC recognizes revenue from system sales, enhancements and spare parts at the time of shipment. Provisions for estimated installation and warranty costs are recorded at the time revenue is recognized. Revenue on field service contracts is deferred and recognized on a straight-line basis over the period of the contract.

    Revenue derived from system sales is dependent upon the timing of orders due to customer requirements for additional manufacturing capacity and CVC's ability to respond on a timely basis to rapid technological developments. CVC's customers typically place large orders, which could cause revenues to fluctuate significantly from period to period. Orders for system sales range in price from approximately $1.0 million to $4.0 million, depending on the configuration of the system. For example, in the second half of fiscal 1998 and the first quarter of fiscal 1999, CVC's revenues were adversely affected by reduced orders from magnetic head manufacturers, who experienced reduced demands, inventory surpluses and poor operating results and as a result, deferred capital expenditures of fabrication equipment. In recent quarters, magnetic head manufacturers have increased capital spending to acquire new process technologies that enable them to produce GMR heads. Because the data storage and semiconductor industries are highly cyclical, and orders in CVC's backlog are subject to cancellation or rescheduling, CVC's visibility on revenues for future periods is limited, and its operating results could fluctuate significantly from period to period.

    International sales accounted for 36%, 38% and 31% of our total revenues in the first nine months of fiscal 1999, fiscal 1998 and fiscal 1997, respectively. CVC expects that international sales will continue to account for a significant portion of our revenue in the foreseeable future. CVC's international sales are denominated in U.S. dollars. As a result, changes in the value of foreign currencies relative to the value of the U.S. dollar can render our products comparatively more expensive. Although CVC has not been significantly negatively impacted in the past by foreign currency changes in Japan, Korea, Taiwan and Europe, such conditions could negatively impact its international sales in future periods.

    CVC's gross margin is influenced by a number of factors related to the mix of revenues within a particular period. For example, systems for new process applications tend to have lower margins initially than those for existing processes. As a result, sales to semiconductor manufacturers, whose process requirements tend to be unique, generally have a lower gross margin than sales to magnetic head manufacturers, who typically purchase systems for which we have significantly more processing experience. Sales to international customers typically have a lower gross margin than sales to domestic customers. In addition, revenues from ion beam sources, enhancements, spare parts and field service contracts typically have a higher gross margin than system margins. As a result of these factors, CVC expects its gross margin to fluctuate from period to period.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated the percentage of revenues for certain items in CVC's consolidated statement of operations data.

                                                                                            NINE MONTHS
                                                                                           ENDED JUNE 30,
                                                         YEAR ENDED SEPTEMBER 30,      ----------------------
                                                      -------------------------------
                                                        1996       1997       1998        1998        1999
                                                      ---------  ---------  ---------  -----------  ---------
Revenues............................................      100.0%     100.0%     100.0%      100.0%      100.0%
Cost of goods sold..................................       69.8       66.0       61.6        61.7        61.2
                                                      ---------  ---------  ---------       -----   ---------
Gross margin........................................       30.2       34.0       38.4        38.3        38.8
Operating expenses
  Research and development..........................        9.0       14.5       18.5        18.1        15.2
  Sales and marketing...............................        9.8        9.0       11.3        10.3        11.5
  General and administrative........................        4.4        4.0        5.1         5.4         5.3
  In-process R&D Write-off..........................         --         --         --          --         2.1
                                                      ---------  ---------  ---------       -----   ---------
  Total.............................................       23.2       27.5       34.9        33.8        34.1
Income from operations..............................        7.0        6.5        3.5         4.5         4.7
Interest and other, net.............................       (0.4)      (0.9)      (1.7)       (1.7)       (0.6)
Write-off of deferred charges.......................         --         --       (1.0)         --          --
                                                      ---------  ---------  ---------       -----   ---------
Income before income taxes..........................        6.6        5.6        0.8         2.8         4.1
Income taxes........................................        0.0        2.3        0.4         1.2         2.7
                                                      ---------  ---------  ---------       -----   ---------
Net income..........................................        6.6        3.3        0.4         1.6         1.3
                                                      ---------  ---------  ---------       -----   ---------
                                                      ---------  ---------  ---------       -----   ---------

NINE MONTHS ENDED JUNE 30, 1999 COMPARED TO NINE MONTHS ENDED JUNE 30, 1998

    REVENUES. Revenues increased 2.8% to $55.8 million for the nine months ended June 30, 1999 from $54.3 million for the nine months ended June 30, 1998. The increase is attributable primarily to increased sales of GMR systems to magnetic head manufacturers and increased sales resulting from the Commonwealth acquisition, which offset lower sales of CVC's systems to semiconductor manufacturers.

    GROSS MARGIN. Gross margin increased to 38.8% of revenues for the nine months ended June 30, 1999 from 38.3% for the nine months ended June 30, 1998. Gross margin contributions in the fiscal 1999 period was affected by the mix of lower margin sales of newly-acquired Commonwealth systems, offset by higher margins attributable to revenues from ion beam sources and enhancements. In the fiscal 1998 period, the gross margin reflects the higher percentage of lower margin sales of new systems for semiconductor manufacturers.

    RESEARCH AND DEVELOPMENT. Research and development expenses decreased 13.2% to $8.5 million for the nine months ended June 30, 1999 from $9.8 million for the nine months ended June 30, 1999. As a percentage of revenues, research and development expenses decreased to 15.2% for the nine months ended June 30, 1999 compared to 18.1% for the nine months ended June 30, 1998. The higher expenditure level in the fiscal 1998 period is primarily attributable to material expenses associated with the completion of a government contract. In addition, expenses in the fiscal 1999 period reflect lower material costs related to certain internal development projects offset by additional Commonwealth research and development expenses. Notwithstanding the decrease in fiscal 1999 expenses, CVC believes that research and development expenditures are essential to maintaining its competitive position in the data storage and semiconductor equipment market and expects these expenditure levels to increase in absolute dollars for the foreseeable future.

    SALES AND MARKETING. Sales and marketing expenses increased 14.2% to $6.4 million for the nine months ended June 30, 1999 from $5.6 million for the nine months ended June 30, 1998. As a percentage of revenues, sales and marketing expenses increased to 11.5% for the nine months ended June 30, 1999 from 10.3% for the nine months ended June 30, 1998. The increase is attributable to the addition of Commonwealth personnel and related expenses as well as additional personnel and related expenses in sales, marketing and field service to support CVC's expanded product offerings and customer base, including the expansion of the field service group in Japan and the United States.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 3.4% to $3.0 million for the nine months ended June 30, 1999 from $2.9 million for the nine months ended June 30, 1998. The increase in general administrative expenses primarily reflects the additional expenses associated with the Commonwealth acquisition. As a percentage of revenues, administrative expenses were 5.3% for the nine months ended June 30, 1999 and 5.4% for the nine months ended June 30, 1998.

    IN-PROCESS R&D WRITE-OFF. During the nine months ended June 30, 1999, as part of the purchase of Commonwealth, the value assigned to research expenditures reflecting products in the development stage and not considered to have reached technological feasibility were written off in accordance with applicable accounting rules. This write-off amounted to approximately $1.2 million.

    INTEREST AND OTHER, NET. Interest and other, net decreased to $0.4 million for the nine months ended June 30, 1999 from $0.9 million for the nine months ended June 30, 1998. The decrease in interest and other, net primarily reflects reduced interest expense due to the reduction of borrowings with the proceeds from the sale of preferred stock in December 1998 and a one-time gain associated with the sale of two non-core product lines.

    INCOME TAXES. Income tax expense for the nine months ended June 30, 1999 amounted to $1.5 million compared to $0.6 million for the nine months ended June 30, 1998. The effective tax rate for the nine months ended June 30, 1999 was 67.3% compared to the effective rate of 41.6% for the nine months ended June 30, 1998. The increase is the result of the non-deductible in-process R&D write-off.

YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO YEAR ENDED SEPTEMBER 30, 1997

    REVENUES. Revenues increased 8.9% to $68.2 million in fiscal 1998 from $62.6 million in fiscal 1997. The increase in revenues is attributable primarily to increased systems sales to semiconductor manufacturers and increased sales of spares, partially offset by reduced systems sales to magnetic head manufacturers.

    GROSS MARGIN. Gross margin increased to 38.4% of revenues in fiscal 1998 from 34.0% in fiscal 1997. The margin improvement was attributable to lower systems manufacturing costs as the result of efficiencies derived from repeat orders and increased sales of higher margin spares and enhancements.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 38.4% to $12.6 million in fiscal 1998 from $9.1 million in fiscal 1997. As a percentage of revenues, research and development expenses increased to 18.5% in fiscal 1998 from 14.5% in fiscal 1997. The increase is attributable to increased expenditures for an expanded demonstration program, increased personnel costs due to the hiring of engineers in the fourth quarter 1997 to support the expanded demonstration program and new development projects, as well as expenses related to government contracts.

    SALES AND MARKETING. Sales and marketing expenses increased 37.5% to $7.7 million in fiscal 1998 from $5.6 million in fiscal 1997. As a percentage of revenues, sales and marketing expenses increased to 11.3% in fiscal 1998 from 9.0% in fiscal 1997. The increase is attributable to the addition of marketing personnel to support the semiconductor market, the addition of field service personnel, increased trade show and advertising expense, and higher commissions resulting from increased system sales.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 40% to $3.5 million in fiscal 1998 from $2.5 million in fiscal 1997. As a percentage of revenues, general and administrative expenses increased to 5.1% in fiscal 1998 compared to 4.0% in fiscal 1997. The increase is attributable to the full year impact of additional employees hired in fiscal 1997 as well as several new hires in fiscal 1998, an increase in consulting services directly related to the implementation of a new computer system and an increase in depreciation due to expenditures in computer systems made in fiscal 1997 and 1998.

    INTEREST AND OTHER, NET. Interest and other, net increased to $1.2 million in fiscal 1998 from $0.6 million in fiscal 1997, reflecting an increase in borrowings on the credit line and interest expense on a new $8.0 million term loan.

    WRITE-OFF OF DEFERRED CHARGES. In fiscal 1997, costs were incurred relative to preparing CVC for its initial public offering. During the fourth quarter of fiscal 1998, the intent to complete the public offering was withdrawn due to continued weakness in the data storage and semiconductor industries and the equity market for initial public offerings and, accordingly, these costs were charged against current period earnings.

    INCOME TAXES (BENEFIT). Income tax expense in fiscal 1998 was $0.3 million compared to $1.5 million in fiscal 1997. The effective tax rate for fiscal 1998 was 50.9% compared to the effective rate of 41.6% in fiscal 1997. The increase of 9.3% was due to permanent non-tax deductible expenses and a low level of profitability, partially offset by the utilization of a valuation allowance related to net operating loss carryforwards.

YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO YEAR ENDED SEPTEMBER 30, 1996

    REVENUES. Revenues increased by 29.4% to $62.6 million in fiscal 1997 from $48.4 million in fiscal 1996. The increase in revenues is attributable to increased sales of systems to magnetic head manufacturers, partially offset by reduced systems sales to semiconductor manufacturers and reduced sales of shock testing systems, which is a non-core product.

    GROSS MARGIN. Gross margin increased to 34.0% of revenue in fiscal 1997 from 30.2% in fiscal 1996. This increase was attributable to manufacturing efficiencies as the result of higher volumes of systems and cost reductions resulting from improved processes in the 1997 period, partially offset by the initial sale to SEMATECH, a non-profit research and development consortium, of an advanced copper MOCVD CONNEXION Cluster Tool system for research and development purposes and thus at a price not intended to produce a profit.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 108.4% to $9.1 million in fiscal 1997 from $4.3 million in fiscal 1996. As a percentage of revenues, research and development expenses increased to 14.5% in fiscal 1997 from 9.0% in fiscal 1996. This increase was attributable to the hiring of a significant number of experienced engineers in fiscal 1997 and the fourth quarter of fiscal 1996 to support technological advancements in the data storage market for next generation magnetic recording heads, as well as CVC's commitment to advanced copper deposition technology for high performance semiconductor device fabrication.

    SALES AND MARKETING. Sales and marketing expenses increased 17.5% to $5.6 million in fiscal 1997 from $4.8 million in fiscal 1996. As a percentage of revenues, sales and marketing expenses decreased to 9.0% in fiscal 1997 from 9.9% in fiscal 1996. Functions directly related to revenue, such as sales and field service, grew at a combined pace of 22.4%, on a consistent basis with the rate of revenue growth in this period. Marketing expenses increased 9.7% as a result of additional staffing requirements to support new market opportunities.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 19.5% to $2.5 million in fiscal 1997 from $2.1 million in fiscal 1996. The increase in general and administrative expenses is attributable to increased personnel to support the rate of revenue growth in this period. As a percentage of revenues, general and administrative expenses decreased to 4.0% in fiscal 1997 from 4.4% in fiscal 1996.

    INTEREST AND OTHER, NET. Interest and other, net, increased to $0.6 million in fiscal 1997 from $0.2 million in fiscal 1996, reflecting an increase in borrowings on a credit line, a $3.0 million term loan obtained in September 1996 and reduced interest income resulted from lower available cash balances.

    INCOME TAXES (BENEFIT). Income tax expense amounted to $1.5 million in fiscal 1997, compared to no such expense in fiscal 1996. During 1996, net operating loss carryforwards and state investment tax credits were recognized as a result of CVC's return to profitability and management's assessment that the realization of these loss carryforwards was more likely than not. No similar benefits were available in fiscal 1997 as the net operating loss benefits had been previously recognized in fiscal 1996. ']

QUARTERLY OPERATING RESULTS

    The following tables set forth CVC's operating results for each of the eight quarters ended June 30, 1999. The information for each of these quarters is unaudited but has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that CVC considers necessary to present fairly this information when read in conjunction with CVC's Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. CVC's operating results for any one quarter are not necessarily indicative of results for any future period.

                                                  SEPT 30,     DEC 31,     MAR 31,     JUNE 30,     SEPT 30,     DEC 31,
                                                    1997        1997        1998         1998         1998        1998
                                                 -----------  ---------  -----------  -----------  -----------  ---------
STATEMENTS OF OPERATIONS:
Revenues.......................................   $  18,964   $  19,346   $  20,529    $  14,400    $  13,898   $  14,655
Cost of goods sold.............................      12,077      12,307      13,108        8,265        8,339       8,249
                                                 -----------  ---------  -----------  -----------  -----------  ---------
Gross margin...................................       6,887       7,039       7,421        6,135        5,559       6,406
Operating expenses
  Research and development.....................       2,512       2,867       4,009        2,968        2,771       2,439
  Sales and marketing..........................       1,518       1,885       1,913        1,620        2,278       1,930
  General and administrative...................         656       1,028         865        1,006          577         812
  In-process R&D write-off.....................          --          --          --           --           --          --
                                                 -----------  ---------  -----------  -----------  -----------  ---------
  Total........................................       4,686       5,780       6,787        5,594        5,626       5,181
                                                 -----------  ---------  -----------  -----------  -----------  ---------
Income (loss) from operations..................       2,201       1,259         634          541          (67)      1,225
Interest and other, net........................        (162)       (211)       (305)        (414)        (224)       (326)
Write-off of deferred charges..................          --          --          --           --         (675)         --
                                                 -----------  ---------  -----------  -----------  -----------  ---------
Income (loss) before income taxes..............       2,039       1,048         329          127         (966)        899
Income taxes (benefit).........................         848         436         137           53         (352)        419
                                                 -----------  ---------  -----------  -----------  -----------  ---------
Net income (loss)..............................   $   1,191   $     612   $     192    $      74    $    (614)  $     480
                                                 -----------  ---------  -----------  -----------  -----------  ---------
                                                 -----------  ---------  -----------  -----------  -----------  ---------

                                                   MAR 31,     JUNE 30,
                                                    1999         1999
                                                 -----------  -----------
STATEMENTS OF OPERATIONS:
Revenues.......................................   $  17,788    $  23,352
Cost of goods sold.............................      10,983       14,934
                                                 -----------  -----------
Gross margin...................................       6,805        8,418
Operating expenses
  Research and development.....................       2,546        3,504
  Sales and marketing..........................       1,832        2,633
  General and administrative...................         902        1,239
  In-process R&D write-off.....................          --        1,174
                                                 -----------  -----------
  Total........................................       5,280        8,550
                                                 -----------  -----------
Income (loss) from operations..................       1,525         (132)
Interest and other, net........................         190         (219)
Write-off of deferred charges..................          --           --
                                                 -----------  -----------
Income (loss) before income taxes..............       1,715         (351)
Income taxes (benefit).........................         757          348
                                                 -----------  -----------
Net income (loss)..............................   $     958    $    (699)
                                                 -----------  -----------
                                                 -----------  -----------

                                                  SEPT 30,      DEC 31,      MAR 31,     JUNE 30,     SEPT 30,      DEC 31,
                                                    1997         1997         1998         1998         1998         1998
                                                 -----------  -----------  -----------  -----------  -----------  -----------
PERCENTAGE OF REVENUE:
Revenues.......................................       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Gross margin...................................        36.3         36.4         36.1         42.6         40.0         43.7
Operating expenses
  Research and development.....................        13.2         14.8         19.5         20.6         19.9         16.6
  Sales and marketing..........................         8.0          9.8          9.3         11.2         16.4         13.2
  General and administrative...................         3.5          5.3          4.3          7.0          4.2          5.5
  In-process R&D write-off.....................          --           --           --           --           --           --
                                                 -----------  -----------  -----------  -----------  -----------  -----------
  Total........................................        24.7         29.9         33.1         38.8         40.5         35.4
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) from operations..................        11.6          6.5          3.1          3.8         (0.5)         8.3
Interest and other, net........................        (0.9)        (1.1)        (1.5)        (2.9)        (1.6)        (2.2)
Write-off of deferred charges..................          --           --           --           --         (4.9)          --
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss)..............................         6.3%         3.2%         0.9%         0.5%        (4.4%)        3.3%
                                                 -----------  -----------  -----------  -----------  -----------  -----------
                                                 -----------  -----------  -----------  -----------  -----------  -----------

                                                   MAR 31,     JUNE 30,
                                                    1999         1999
                                                 -----------  -----------
PERCENTAGE OF REVENUE:
Revenues.......................................       100.0%       100.0%
Gross margin...................................        38.3         36.0
Operating expenses
  Research and development.....................        14.3         15.0
  Sales and marketing..........................        10.3         11.3
  General and administrative...................         5.1          5.3
  In-process R&D write-off.....................          --          5.0
                                                 -----------  -----------
  Total........................................        29.7         36.6
                                                 -----------  -----------
Income (loss) from operations..................         8.6         (0.6)
Interest and other, net........................        (1.1)        (0.9)
Write-off of deferred charges..................          --           --
                                                 -----------  -----------
Net income (loss)..............................         5.4%        (3.0%)
                                                 -----------  -----------
                                                 -----------  -----------

    CVC's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales and profitability from period to period, including:

    - specific economic conditions in the data storage and semiconductor industries

    - the timing of significant orders

    - cyclical patterns of capital spending by customers

    - modification or cancellation of customer orders

    - continued market acceptance of our systems and our customers' products

    - shipment delays

    - loss of a significant customer

    - increased research and development or marketing costs associated with our introduction of new products

    - introduction of new products by our customers

    - our ability to successfully introduce new products on a timely basis

    - changes in our pricing policies or those of our competitors

    - production and quality problems

    - the publication of opinions by industry analysts about us, our products or our competitors

    CVC's revenues have fluctuated over the past eight quarters primarily due to the overall decline in the data storage and semiconductor markets in 1998, which adversely affected CVC's sales for the last two quarters of fiscal 1998 and the first quarter of fiscal 1999. CVC's quarterly gross margin is influenced by a number of factors relating to the level and mix of revenues for products carrying different gross margins, as well as the type of customer, whether data storage or semiconductor manufacturers, and type of order, whether a repeat or new application. Repeat orders generally have lower costs associated with the order due to manufacturing efficiencies. Gross margin as a percentage of sales increased during the last two quarters of fiscal 1998 and the first quarter of fiscal 1999 due to: (1) a higher percentage of total revenues generated from increased sales of spare parts and enhancements carrying relatively higher gross margins and (2) a higher percentage of total system revenues generated from repeat system sales to data storage customers carrying relatively higher gross margins. Gross margin as a percentage of sales decreased during the second quarter of fiscal 1999 in part due to the consolidation of Commonwealth's operating results from May 10, 1999, the date of the acquisition. Sales and marketing as a percentage of sales increased during the last quarter of fiscal 1998 due to an increase in advertising, customer demonstrations and exhibits expense.

    Due to potential quarterly fluctuations in operating results, CVC believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as indicators of future performance. Further, in the event that in some future quarter CVC's net sales or operating results were below the expectations of public market securities analysts and investors, the price of the common stock would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

    In recent years, CVC has financed its capital and operating needs principally through the sale of $10.0 million of its preferred securities, advances from customers, and borrowings under various credit facilities. As of June 30, 1999, CVC had working capital of $20.3 million, including cash and cash equivalents of $0.8 million, compared to working capital of $10.9 million at September 30, 1998. Operating activities in the nine months ended June 30, 1999 provided cash flow of $1.4 million, as compared with fiscal 1998 in which operating activities used cash of $6.9 million. In the nine months ended June 30, 1999, reduced inventory levels, depreciation and advances from customers provided cash of $3.4 million, $2.8 million and $3.0 million, respectively, and were offset in part by increased accounts receivable of $6.7 million and decreased accounts payable of $2.3 million. The use of cash in operating activities in fiscal 1998 was a direct result of a $7.5 million or 87% decrease in advances from customers generally attributable to lower order rates from customers, and a $2.8 million or 28% decrease in accounts payable. These decreased liabilities were partially offset by $2.2 million in depreciation and reduced levels of receivables and inventory, which provided cash of $1.3 million and $1.7 million, respectively. These net changes reflect lower fourth quarter sales in fiscal 1998 as compared to fiscal 1997 by approximately $5.1 million combined with overall inventory level reductions.

    In the first nine months of fiscal 1999 and fiscal 1998, CVC invested $4.8 million and $3.6 million, respectively, in capital expenditures. The capital expenditures were primarily for facilities, machinery and equipment, computers and related equipment, and demonstration system tools. The Company has invested heavily in demonstration tools for use at its facilities in order to demonstrate new product capabilities for its magnetic head and semiconductor device customers. Although CVC currently has no significant capital commitments, it expects to spend approximately $6.0 million on capital expenditures over the next 12 months.

    As of June 30, 1999, CVC's principal source of liquidity consisted of a $10.0 million line of credit under a demand line and term loan agreement, under which there were $6.1 million in borrowings. As of June 30, 1999, CVC was in compliance with all covenants in this agreement. Borrowings associated with term loans from a commercial bank as of June 30, 1999 amounted to $8.4 million. One such loan requires monthly payments of principal and interest at prime plus
1/2% while the other term loan requires monthly payments of principal and interest at 8.39%. CVC also has a mortgage credit facility which requires monthly payments of principal and interest at 5.29% on the first $500,000 of the mortgage credit facility through October 1, 1999, after which the rate increases to 8.29% through September 30, 2002, consistent with the interest rate on $1,500,000 of the credit facility. Subsequent to September 30, 2002, CVC may select the interest rate on the remaining principal from certain interest rate alternatives specified in the mortgage credit facility agreement.

    CVC's principal liquidity requirements are expected to be for working capital, capital expenditures, demonstration equipment, and if appropriate, acquisitions. CVC intends to use the proceeds of the offering for general corporate purposes, including approximately $6.2 million for capital expenditures relating to facility expansion and manufacturing and demonstration equipment, $15.2 million for repayment of debt, $10.0 million to reduce the Series D Redeemable Preferred Stock, and the balance for additional working capital. See "Use of Proceeds." CVC believes that cash from operations, and bank borrowings, together with the net proceeds of the sale of common stock by CVC in the offering, will be adequate to fund operations for at least the next 12 months.

    CVC's long-term capital requirements will be affected by many factors, including the success of CVC's current product offerings, CVC's ability to enhance its current products and to develop and introduce new products that keep pace with technological developments and general trends in the data storage and semiconductor industries. CVC plans to finance its long-term capital needs with the net proceeds of the offering, together with borrowings and cash flow from operations. To the extent that such funds are insufficient to finance CVC's activities, CVC will have to raise additional funds through the issuance of additional equity or debt securities or through other means. There can be no assurance that additional financing will be available on acceptable terms.

YEAR 2000

    The Year 2000 Issue is the result of computer programs using two digits rather than four to define the applicable year. Any of CVC's computer programs or hardware or other equipment that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    CVC has determined that it needs to modify or replace portions of its business systems' software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. In May 1999, CVC installed a new business system which has been certified by the vendor as Year 2000 compliant. In addition, CVC is in the process of completing its inventory and assessment of its desktop systems and laptops. CVC currently uses standard "off the shelf" vendor-supplied software on its desktop systems and laptops. Many of these vendors are still implementing their Year 2000 compliance programs and CVC will implement the Year 2000 compliant versions as required when those solutions are available. CVC has run internal tests on its desktop systems and laptops and believe it has identified those systems and laptops which require upgrade or replacement. CVC currently expects that such remediation efforts will be complete by November 1999. CVC believes that with these and other modifications or replacements of its business systems' existing software and certain hardware, its computer programs should be able to continue to operate effectively after December 31,1999. However, if such modifications and replacements are not made, or are not completed in a timely manner, the Year 2000 Issue could have a material adverse impact on CVC's operations.

    In addition to its systems, CVC relies directly and indirectly on external systems of its customers, suppliers, subcontractors, utilities providers and other third parties. CVC has contacted these third parties about their Year 2000 readiness. These third parties have either informed CVC that the systems they provide to CVC are either Year 2000 compliant or are in the process of upgrading those systems that are not Year 2000 compliant. For those systems that are not Year 2000 compliant, CVC and the particular supplier are in the process of upgrading the affected systems, a process which CVC currently expects to be complete by November 1999. To date, CVC is not aware of any third-party Year 2000 issues that could materially impact its results of operations, liquidity or capital resources. However, CVC has no means of ensuring that the third parties that it deals with will be Year 2000 ready. If the systems of any third parties with which CVC interacts experience Year 2000 problems, CVC's business, financial condition or results of operations could be materially adversely affected. CVC cannot be certain that the systems of third parties with which it interacts will not suffer from Year 2000 problems.

    CVC's new products are designed to be Year 2000 ready; however, some of its older products will require upgrades for Year 2000 readiness. CVC intends to provide upgrades for certain of these products, some of which will be provided to customers without charge. Notwithstanding these efforts, if any of CVC's products fails to perform or causes a system malfunction due to the onset of Year 2000, customers could bring claims against CVC, which could have a material adverse effect on CVC's business, results of operations or financial condition. Moreover, CVC's customers could choose to convert to other Year 2000 ready products in order to avoid such malfunctions, which could have a material adverse effect on CVC's business, results of operations or financial condition.

    CVC does not currently have any formal contingency plans and has not yet determined its most reasonably likely worst case scenario with respect to the Year 2000 Issue. CVC cannot be certain that any measures it adopts will prevent the occurrence of Year 2000 problems, which could have a material adverse effect on its business, results of operations or financial condition.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company will implement SFAS 130 and SFAS 131 as required in fiscal 1999, which will require the Company to report and display certain information related to comprehensive income and operating segments, respectively. Adoption of
SFAS 130 and SFAS 131 is not expected to impact the Company's financial position or results of operations.

    In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."
SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. We do not expect SOP 98-1, which is effective for us beginning April 1, 1999, to have a material effect on our financial condition or results of operations.

    In April 1998, the Accounting Standards Executive Committee issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." Start-up activities are defined broadly as those one-time activities relating to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer, commencing some new operation or organizing a new entity. Under SOP 98-5, the cost of start-up activities should be expensed as incurred. SOP 98-5 is effective for our fiscal year 2000 financial statements and do not expect its adoption to have material effect on our financial condition or results of operations.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal year quarters of fiscal years beginning after June 15, 1999. We do not expect SFAS No. 133 to have a material effect on our financial condition or results of operations.

                                    BUSINESS

INTRODUCTION

    CVC is a leading worldwide supplier of fabrication equipment providing thin film process solutions for the manufacture of magnetic heads for disk drives and advanced semiconductor devices for computers and communications equipment. Our products are optimized for the highly uniform, repetitive steps required for the manufacturing of devices involving multiple thin film layers and a wide range of materials. Since 1993, we have shipped more than 100 CONNEXION Cluster Tool systems, including more than 375 process modules. Our customers include many of the leading manufacturers of thin film recording heads for the data storage industry, including Alps, Fujitsu, IBM, Read-Rite, Seagate Technology, TDK and Yamaha, as well as manufacturers of semiconductor devices, including Anadigics, Analog Devices, Honeywell and M/A-COM.

INDUSTRY BACKGROUND

    THE DATA STORAGE INDUSTRY

    In order to satisfy market demand for devices with greater storage capacity, the disk drive industry has developed new types of recording heads enabling greater areal density. Areal density is the measure of stored bits per square inch in the recording surface of a disk. According to data storage industry sources, areal densities have been increasing approximately 60% per year since 1990. The increase in areal density has been facilitated by the development of magnetoresistive, or MR, heads that provide areal densities of up to 5 gigabits per square inch. During 1996 and 1997, the disk drive industry began to transition to MR heads. Prior to this transition, most hard disk drives utilized inductive heads that provided areal densities of no more than 2 gigabits per square inch. The data storage industry is currently transitioning to giant magnetoresistive, or GMR, heads which are expected to provide areal densities of up to 50 gigabits per square inch by 2005.

    According to TrendFocus, GMR head shipments are expected to increase from 30 million units in 1998 to 1.2 billion units in 2002, while the shipment of MR heads are expected to decrease from 650 million units in 1998 to limited shipments by 2001. The disk drive industry's expected growth and transition from MR heads to GMR heads reflect a number of factors, including:

    - the exchange of increasing volumes of data among users across the Internet and intranets;

    - the rapid accumulation of data resulting from growth of digital content, including audio, video and data;

    - continued improvements in computing price performance ratios, including the emergence of the sub-$1,000 personal computer; and

    - the introduction of new applications for storage devices such as digital cameras, auto navigation, video on demand and personal digital assistants, or PDAs.

    Inductive, MR and GMR heads are manufactured using various thin film deposition processes, which provide magnetic, conductive and insulating properties. MR and GMR heads typically require the deposition of approximately 18 to 28 thin film layers of different materials. CVC believes that the data storage industry's current transition to GMR heads and future transition to advanced GMR heads will require the data storage industry to make investments in advanced processing equipment to support both the technology transition and anticipated volume growth.

    THE SEMICONDUCTOR INDUSTRY

    The manufacture of semiconductors involves multiple thin film processing steps. Certain types of semiconductor devices that utilize exotic substrates, such as Gallium Arsenide, or GaAs, are more difficult to produce due to certain physical characteristics such as lower maximum tolerable processing temperatures and less mechanical strength of the substrates. However, these substrates enable the fabrication of high-speed, high-performance devices with low power consumption that make them ideally suited for advanced communications applications, such as portable communication devices, including digital pagers and cellular phones. Due to the characteristics of these exotic substrates, the fabrication of devices involving these substrates requires advanced process equipment that can provide multiple, highly uniform, precision thin film materials.

    In order to increase the performance and reduce the cost of semiconductor devices, manufacturers have continued to shrink line widths, while at the same time adding multiple layers of metal interconnect materials. Semiconductor manufacturers currently use aluminum or aluminum alloys to interconnect the various layers of a semiconductor device. As semiconductor line widths shrink below 0.18 microns, or 0.18 millionths of a meter, copper is increasingly being used as an alternative to aluminum interconnects. Copper provides less resistance to electron flow at narrow line widths and makes it possible to build high speed devices using fewer interconnect layers than would be necessary with aluminum. The deposition of copper interconnect material requires two steps: (1) the deposition of a barrier layer, to protect the insulating layers from being contaminated by copper, and (2) the deposition of seed and copper fill layers, which serve as the interconnect. The deposition of interconnect material involves very specialized substrate processing equipment, including metal deposition equipment. According to Dataquest, copper deposition equipment sales are expected to grow from $100 million in 1998 to $700 million in 2003.

    SUBSTRATE PROCESSING

    The manufacture of MR and GMR heads and semiconductors requires from tens to hundreds of fabrication processing steps. Many of these steps involve the controlled application or removal of layers of materials to or from a base material, or substrate, or on a previously deposited layer. The process of deposition involves the building up of extremely thin films of electrically insulating or electrically conducting materials. These layers can range from over one-thousandth to less than one-millionth of a millimeter in thickness. A wide range of materials and deposition processes, including physical vapor deposition, or PVD, chemical vapor deposition, or CVD, and electro chemical deposition, or ECD, are used to build up thin film layers on substrates to achieve specific performance characteristics. The removal of material from substrates, known as etching, involves the precise removal of residue or excess material using dry plasma or ion beams in order to build a specific pattern, for example, to form a semiconductor device.

    The process of manufacturing magnetic heads and semiconductors is constantly evolving to address the demand for smaller devices with higher performance. Devices with smaller features sizes and higher levels of performance require new materials or more manufacturing steps involving multiple layers of thin film materials. To successfully develop new manufacturing processes, thin film recording head and semiconductor manufacturers require sophisticated processing equipment that:

    - incorporates highly specialized processing and systems knowledge;

    - enables the precise, uniform deposition of a wide range of thin film materials;

    - supports a variety of deposition and etching processes on an integrated platform; and

    - provides the ability to transition to new materials and fabrication processes efficiently

THE CVC SOLUTION

    CVC is a leading worldwide provider of thin film processing solutions and equipment for the data storage and semiconductor industries. CVC provides integrated thin film deposition and etching equipment based on a central substrate-handling platform and a series of interchangeable process modules. CVC's solutions incorporate its core competencies, including: integrated thin film processing, materials science and plasma physics, vacuum engineering, process control software and atomic scale engineering of magnetic, microelectronic and optical devices. These solutions are optimized for the highly uniform, repetitive steps required for the manufacturing of devices involving multiple thin film layers and a wide range of materials. CVC's integrated, modular-based solutions provide functional flexibility that enables thin film recording head and semiconductor manufacturers to quickly transition to new fabrication processes, improve time-to-market of higher performance products and improve manufacturing yields.

    CVC's CONNEXION Cluster Tool system is a modular system with stations for connecting up to six process modules around a central substrate-handling platform. CVC's CONNEXION Cluster Tool system utilizes an open platform that enables the integration of modules supplied by either CVC or third-parties. CVC currently offers a wide range of advanced process modules for PVD, including sputtering and ion beam deposition, metal-organic chemical vapor deposition, or MOCVD, and etching. The CONNEXION Cluster Tool, combined with a wide range of process modules, enables the manufacture of highly uniform devices through the integration of various processes in a controlled vacuum environment. Principal applications for CVC's CONNEXION Cluster Tool system include the fabrication of thin-film recording heads and semiconductors. CVC believes that the CONNEXION Cluster Tool system, combined with its MOCVD module, is well suited for advanced interconnect applications, such as barrier and copper deposition.

STRATEGY

    CVC's objective is to enhance its position as a leading worldwide developer of thin film processing solutions for the data storage and semiconductor industries. Key elements of CVC's strategy include:

    MAINTAIN TECHNOLOGICAL LEADERSHIP IN THE DATA STORAGE INDUSTRY. Since 1990, CVC has focused on the development of integrated thin film process technologies that enable the fabrication of advanced magnetic heads used in data storage applications. To date, CVC has shipped more than 100 of its cluster tool systems, including more than 375 process modules. CVC intends to continue to combine its expertise in thin film processing with the open architecture, modular design of its CONNEXION Cluster Tool system to develop increasingly efficient and cost-effective integrated process solutions for the data storage industry.

    EXPAND DATA STORAGE LEADERSHIP INTO THE SEMICONDUCTOR MARKET. CVC intends to leverage its accumulated expertise in thin film head processing by targeting selected semiconductor markets that require advanced thin film processes. CVC believes that its CONNEXION Cluster Tool systems is well suited for the fabrication of advanced semiconductors, such as those manufactured with GaAs substrates, advanced storage devices, such as magnetic random-access memory, or MRAM, and optical components, such as optical amplifiers, pump laser chips and dense wave division multiplexing, or DWDM, components. CVC plans to continue to identify and develop products that address integrated process solutions where thin film process technologies play a critical role.

    CAPITALIZE ON CLOSE RELATIONSHIPS WITH INDUSTRY LEADERS. CVC has established strategic relationships with a number of industry-leading data storage and semiconductor manufacturers. By working closely with industry leaders early in their research and development stage, CVC can identify and develop customized integrated process solutions that better address customers' existing and future processing requirements. Having met the specific needs of market leaders with innovative integrated process solutions, CVC is able to leverage the experience gained to create products that will meet the demands of an expanded set of customers across a range of applications and process technologies. CVC's ability to implement new process solutions also helps CVC meet its customers' time-to-market demands and advances CVC's goal of having products designed early into its customers' production and planning cycles.

    TARGET ADVANCED INTERCONNECT OPPORTUNITIES IN THE SEMICONDUCTOR
INDUSTRY. Since 1993, CVC has committed significant resources to the development of advanced interconnect technology for high-performance integrated circuit fabrication. CVC has developed an MOCVD module that enables deposition of both barrier and copper layers in an integrated system. CVC has delivered an integrated copper and barrier MOCVD deposition system to one of its strategic customers and intends to continue to develop solutions to meet the requirements of emerging advanced interconnect technologies.

    CONTINUE TO PROVIDE SUPERIOR CUSTOMER SERVICE ON A WORLDWIDE BASIS. CVC is focused on delivering a high level of customer satisfaction by providing superior customer service through a dedicated customer service group consisting of 38 full-time employees and a research development group consisting of 73 full-time employees, as well as through distributors and sales representatives in the United States, Japan, East Asia and Europe. CVC believes that its focus on customer service combined with the Company's process and systems expertise has enhanced its reputation in the data storage and semiconductor industries. CVC's CONNEXION Cluster Tool system is used by a majority of the leading magnetic recording head manufacturers in the data storage industry. CVC believes this broad industry representation is due in part to its superior worldwide customer service.

    BROADEN PRODUCT OFFERINGS THROUGH INTERNAL DEVELOPMENT AND
ACQUISITIONS. CVC plans to continue to expand its product offerings through both internal development and acquisitions of complementary businesses, products and technologies. Since the market introduction of the CONNEXION Cluster Tool system in 1993, CVC has continuously enhanced and expanded its product offerings in response to the evolving needs of its customers through internal research and development. In 1998, CVC developed and introduced integrated metrology capabilities that allow precise measurement and testing functions to take place in a process module without disrupting the production process and without disturbing the tightly controlled vacuum environment. In May 1999, the Company expanded its existing family of process modules through the acquisition of Commonwealth, a provider of ion beam deposition and etching modules.

PRODUCTS

    CONNEXION CLUSTER TOOL SYSTEM

    CVC's principal product is its CONNEXION Cluster Tool system. The CONNEXION Cluster Tool system is based on a central substrate-handling platform and a series of interchangeable thin-film deposition and etching processing modules. CVC's CONNEXION Cluster Tool system utilizes an open platform that enables the integration of process modules supplied by either CVC or third parties. Since 1993, CVC has shipped more than 100 of these systems, including more than 375 process modules. The diagrams below illustrate two typical configurations of the CONNEXION Cluster Tool system incorporating various process modules offered by CVC.

                DATA STORAGE                                   SEMICONDUCTOR
              GMR CONFIGURATION                             GAAS CONFIGURATION


                                       [LOGO]                    [LOGO]

A. SEVEN STATION CENTRAL WAFER HANDLER         D. SINGLE-TARGET PVD MODULE
B. MULTI-TARGET ION BEAM DEPOSITION MODULE     E. EIGHT STATION CENTRAL WAFER HANDLER
                                               F. INDUCTIVELY-COUPLED-PLASMA SOFT CLEAN
C. MULTI-TARGET PVD MODULE                       MODULE

    Depending on the configuration, individual systems range from $1.0 million to more than $4.0 million, and individual process modules range from approximately $350,000 to $2.0 million.

    CVC believes that the advantages provided by its CONNEXION Cluster Tool system include the following:

    ABILITY TO PROCESS A WIDE RANGE OF MATERIALS. The modular design of the CONNEXION Cluster Tool system also provides customers the ability to process a wide range of materials. This ability allows CVC's customers to address their rapidly evolving manufacturing and material requirements across multiple applications. The following table provides an overview of the materials and applications addressed by CVC's CONNEXION Cluster Tool systems for the data storage and semiconductor industries:

                                           DATA STORAGE
 MATERIALS GROUPS                       SPECIFIC MATERIALS                      PRODUCT APPLICATIONS
Conductors           Aluminum                   Tantalum
                     Chromium                   Titanium
                     Copper                     Titanium/Tungsten
                     Gold                       Tungsten
                     Molybdenum
                     Platinum
Magnetic Materials   Aluminum Silicon Iron      Iridium Manganese               Inductive, MR and GMR
                     Cobalt Chromium            Iron Manganese                  Heads for Disk Drives
                       Platinum                 Iron Tantalum Nitride
                     Cobalt Iron                Nickel Iron
                     Cobalt Platinum            Nickel Iron Rhodium
                     Cobalt Zirconium           Nickel Manganese
                       Tantalum                 Platinum Chromium Manganese
                     Cobalt Zirconium           Platinum Manganese
                       Niobium
Insulating           Aluminum Nitride           Silicon Nitride
  Materials          Aluminum Oxide             Silicon Oxide
Wear-Resistant       Diamond-like-carbon, or DLC
  Coatings

                                      SEMICONDUCTOR DEVICES
 MATERIALS GROUPS                      SPECIFIC MATERIALS                      PRODUCT APPLICATIONS
Conductors          Aluminum (alloys)          Titanium                        GaAs and Silicon
                    Cobalt                     Titanium Silicide               Semiconductors
                    Copper                     Titanium Tungsten Nitride
                    Gold                       Tungsten
                    Nickel
                    Platinum
Barrier/Liner/Glue/ Tantalum                   Titanium
  Layers            Tantalum Nitride           Titanium Nitride                Logic and Memory
                                                                               Integrated Circuits
High-k Dielectrics  Barium Strontium           Tantalum Pentoxide
                    Titanate                   Titanium Oxide                  Analog and Mixed
                                                                               Signal Integrated
Other Specialty     Blue Phosphor              Silicon Chromium Carbon         Circuits
  Materials         Chromium Silicon Nitride   Tantalum Nitride
                    Nickel Chromium            Zinc Oxide
                    Silicon Chromium

    FLEXIBILITY OF MODULAR DESIGN. The modular design of the CONNEXION Cluster Tool system provides customers the flexibility to cost effectively transition from the development stage to full production. In the development stage, customers can use a process module as a fully-functional, stand-alone tool to develop and test individual fabrication steps. Following the successful development of individual process steps, a customer can combine multiple process modules with CVC's CONNEXION Cluster Tool platform, to form an integrated system for commercial production. Furthermore, the modular design allows customers to reconfigure systems that are in production to address the evolving manufacturing processes required by magnetic head and semiconductor manufacturers. The flexibility to exchange modules enables customers to develop quickly new fabrication processes, improving time-to-market of higher performance products, with a lower capital investment.

    BENEFITS OF INTEGRATED PLATFORM. The integrated platform of the CONNEXION Cluster Tool system provides customers with the ability to combine various deposition and etching modules on a single platform in a vacuum controlled environment. The benefits of a vacuum controlled environment include high uniformity and reduced incidences of cross contamination and damage from external handling. CVC's integrated platform enables customers to achieve improved manufacturing yields, enhanced tool uptime and device reliability and performance.

    HIGHLY SPECIALIZED PROCESS SOLUTIONS. CVC provides customers highly specialized process solutions, including a variety of energy sources and components. These solutions enable CVC's customers to achieve high uniformity over a wide range of substrate materials and sizes, as well as control of the composition materials, atomic microstructures and surface/interface properties.

CVC PROCESS MODULES

    CVC offers process modules for physical vapor deposition, including plasma sputtering and ion beam deposition, metal-organic chemical vapor deposition, ion beam etching, diamond like carbon processing, inductively-coupled-plasma soft clean processing and rapid thermal processing. CVC obtained its ion beam deposition, etching and its diamond like carbon processing modules through its acquisition of Commonwealth Scientific Corporation in May 1999.

PHYSICAL VAPOR DEPOSITION--PLASMA SPUTTERING MODULE

    Physical vapor deposition by sputtering is used to deposit a wide range of magnetic, conductive and insulating materials on various substrates with different topographies. PVD is performed in a high vacuum chamber by applying a strong direct current or radio frequency electric field to an inert gas, usually argon, to create a plasma. The electrically charged ions are accelerated toward a target made of the material which is to be deposited. When the ions hit the target, atoms are physically knocked off the target and are scattered on the wafer or substrate, slowly building up a thin film layer. CVC offers both a single wafer PVD module and a multi-station PVD module for the sequential deposition of various materials within a single vacuum chamber.

PHYSICAL VAPOR DEPOSITION--ION BEAM DEPOSITION MODULE

    PVD by ion beam deposition, or IBD, is used to deposit a wide range of very thin magnetic, conductive and insulating materials on various substrates with different topographies. Ion beam deposition is performed in a high vacuum chamber by focusing an ion beam generated by a radio frequency or direct current ion beam source toward a target made of the desired material to be deposited. The beam of energetic ions hits the target and ejects atoms of the desired material toward the wafer or substrate, building up a thin film layer in a slower, more directional manner than with sputtering. With certain processes, a second ion beam is directed toward the substrate to control the microstructure of the thin film while depositing the desired material.

METAL-ORGANIC CHEMICAL VAPOR DEPOSITION MODULE

    MOCVD is used to deposit various materials such as aluminum, copper, tungsten, titanium, titanium nitride, tantalum and tantalum nitride. The MOCVD process causes precursor materials that contain atoms of the material to be deposited to react at the heated wafer or substrate surface resulting in the formation of the thin film layer of the material. MOCVD uses a metal organic compound distributed through a liquid delivery system as the source of the material to be deposited. The MOCVD process deposits a uniform and conformal thin film as a barrier layer and a seed layer prior to electrodeposition. In addition, this process provides an alternative to electrodeposition for copper filling of narrow interconnect structures in the manufacture of advanced semiconductors.

ION BEAM ETCH MODULE

    Etching by ion beam, or IBE, is used for ion milling in conjunction with microlithography to transfer a desired device pattern from a photoresist made to the substrates, as well as surface preparation applications. An ion beam directed toward the substrate can be used to remove contaminants such as oxide layers or for substrate conditioning to improve adhesion. Ion beam etching is performed in a high vacuum chamber by focusing an ion beam generated by a radio frequency and direct current ion beam source toward the wafer or substrate. During ion beam etching, atoms are ejected from the substrate surface as a result of variable angle bombardment by a beam of energetic ions.

DIAMOND-LIKE-CARBON MODULE

    IBD of thin diamond-like-carbon, or DLC, is used to deposit hard coating layers as wear and corrosion protection for thin-film heads and magnetic media. The IBD DLC module employs a carbon-containing gas flow through an ion source mounted onto a vacuum process chamber to deposit thin layers of DLC on wafers or other substrates. CVC's ion beam DLC deposition system sources are currently used in production by the thin-film head manufacturers. As hard disk storage densities increase, the distance between the recording head and magnetic media are decreasing to below 100 Angstroms. The next-generation advanced GMR heads will require dense and defect-free DLC films below 50 Angstroms. To address this requirement, CVC has developed a filtered cathodic arc DLC deposition cluster module which enables controlled deposition of high-quality ultrathin DLC layers. This cluster module will enable CVC to effectively serve the DLC application for several future generations of thin film recording heads and magnetic media.

INDUCTIVELY-COUPLED-PLASMA SOFT CLEAN MODULE

    CVC offers a multi-zone inductively-coupled-plasma, or ICP, soft clean module for surface preparation prior to material depositions. CVC's ICP module technology employs the design features of the ICP system licensed by CVC from Texas Instruments and enhanced by CVC through internal developments. The ICP module design provides the capability for damage-free cleaning of semiconductor surfaces in order to enable formation of low resistivity interconnect structures such as with copper metallization and with controlled device interfaces for enhanced interconnect reliability and performance.

RAPID THERMAL PROCESSING/RAPID THERMAL CHEMICAL VAPOR DEPOSITION MODULE

    CVC's RTP module with multi-zone temperature control optimizes temperature and process uniformity and repeatability control. CVC's RTP and RTCVD module is designed for various thermal processing applications including anneal, oxidation and CVD processes.

600 SERIES PHYSICAL VAPOR DEPOSITION SYSTEMS

    Introduced in 1988, the 610 and 611 products are PVD sputtering deposition systems, handling up to 6-inch diameter substrates. The 611 system is equipped with a loadlock and eight work stations which accept combinations of radio frequency magnetron, radio frequency diode and direct current magnetron planar sputtering cathodes enabling up to eight materials to be deposited with sequential or co-sputter deposition processes. The CVC 600 Series system is the basic design with many 611 features but without the loadlock and less automated process control. A soft clean ion source can be installed in any work station for low damage cleaning of semiconductor surfaces.

ION BEAM SOURCES AND POWER SUPPLIES

    With its acquisition of Commonwealth, CVC obtained a range of ion sources, as well as the power supplies used to operate these sources. Ion beam processing is used in a variety of advanced research and development applications, as well as the production of thin film etch and deposition applications where precise control and repeatability of multilayer thin films are critical. CVC provides these products on an OEM basis to companies supplying equipment to the precision optics, opthalmics and optoelectronics industries. In addition, CVC uses its ion beam sources and power supplies in its IBD, IBE and DLC process modules.

CUSTOMERS

    CVC's customers include many of the leading manufacturers of thin film recording heads for the data storage industry and certain manufacturers of semiconductor devices. During fiscal year 1998, approximately 77% of CVC's revenues were derived from sales made to thin film recording head manufacturers and approximately 21% of CVC's revenues were from sales to semiconductor device manufacturers. Customers of CVC who have placed orders or purchased at least one system from it during fiscal 1998 and 1999 include:

DATA STORAGE                               SEMICONDUCTOR
-----------------------------------------  -----------------------------------------
Alps Electronics                           Anadigics
Applied Magnetics                          Analog Devices
Fujitsu                                    Honeywell
Hitachi Metals                             Kodak
IBM                                        M/A-COM
Read-Rite                                  Xerox
Samsung Electronics
Seagate Technology
TDK
Yamaha

RELATIONSHIP WITH SEAGATE TECHNOLOGY

    Seagate Technology, which provides products for storing, managing and accessing digital information on computers and data communications systems, is CVC's largest customer, as well as its largest stockholder. Seagate Technology accounted for 57% of CVC's total revenue in fiscal 1996, 47% of CVC's total revenue in fiscal 1997 and 31% of CVC's total revenue in fiscal 1998. In addition, Seagate Technology is CVC's largest stockholder. In 1995, Seagate Technology made an equity investment of approximately $9.0 million in CVC. In connection with such investment, Seagate Technology obtained the right to elect two members of CVC's Board of Directors. That right will terminate upon consummation of this offering.

    Following completion of this offering, Seagate Technology will own shares representing approximately 21% of CVC's outstanding common stock. In addition, pursuant to a warrant acquired by Seagate Technology in 1995, Seagate Technology has the right to acquire an additional 790,760 shares of common stock at an exercise price of $5.58 per share. Assuming full exercise of such warrant, Seagate Technology would own an aggregate of approximately 26% of CVC's outstanding common stock following completion of this offering.

BACKLOG

    CVC's backlog consists generally of product orders for which a purchase order has been received and which are scheduled for shipment within 12 months. Because a large percentage of CVC's orders require products to be shipped in the same quarter in which the order was received, and due to possible changes in delivery schedules, cancellations of orders and delays in shipment, CVC does not believe that the level of backlog at any point in time is an accurate indicator of its performance.

MARKETING AND SALES

    CVC sells its products in the United States and Europe through its direct sales force that is supported by its 16-person marketing and sales organization. In Japan and Europe, CVC utilizes distributors to sell its products. CVC markets its products in China, Korea, Taiwan, Malaysia, Singapore and Thailand, through independent sales representatives. International sales accounted for 19% of CVC's total revenues for fiscal 1996, 31% for fiscal 1997 and 38% for fiscal 1998. CVC's sales and marketing organization employs a consultative sales process, working closely with customers to understand and define their deposition process and equipment needs and to determine that those needs are addressed by CVC's process technologies, as well as complementary technologies offered by other equipment providers. CVC works closely with the senior management and research and development personnel of its existing customer base to gain insight into their industries and to focus on selling new process technologies tailored to their customers' requirements.

    The sales cycles for CVC's systems vary depending upon whether the system is an initial purchase or a repeat order. New customer sales cycles are typically 12 to 18 months, whereas repeat order sales cycles are typically four to six months. The sales cycle for a new customer begins with the generation of a sales lead, which is followed by qualification of the lead, an analysis of the customer's particular applications needs and problems, one or more presentations to the customer, frequently including extensive participation by CVC's senior management, two to three product sample demonstrations, followed by customer testing of the results and extensive negotiations regarding the equipment's process and reliability specifications. New customer sales cycles are monitored closely by senior management for correct strategy approach and prioritization.

CUSTOMER SERVICE AND SUPPORT

    Prompt and effective field service and support is critical to CVC's sales efforts, due to the substantial commitments made by customers that purchase CVC's equipment. As of September 30, 1998, CVC had 38 full-time employees dedicated to customer service and support. CVC's strategy of supporting its installed base through both customer support and research and development groups has served to encourage the use of CVC's equipment and process technologies in customer production applications. CVC's engineers and field support personnel work closely with customers to help define their production and process requirements, and customers often collaborate in trial production runs at CVC's Fremont, California, Rochester, New York and Alexandria, Virginia research and demonstration facilities. CVC believes that its marketing efforts are enhanced by the technical expertise of its engineers who also provide customer process support and participate in industry forums, conferences and user groups.

    CVC generally warrants its new systems for 15 months from the date of shipment. CVC generally warrants to an original purchaser of its new systems that the products and parts manufactured or assembled by CVC and the application software supplied will be free from defects in materials and workmanship under normal use. Installation is included in the price of the system. CVC's field service engineers provide customers with call-out repair and maintenance services for a fee. Customers may also enter into repair and maintenance service contracts, covering CVC's systems. For a fee, CVC trains its customers' service engineers to perform routine services, and, in addition, CVC provides its customers with 24-hour a day, seven day a week, telephone consultation services. CVC also has customer support centers located in New York, California, Texas, Minnesota, Virginia, Northern Ireland and Japan.

RESEARCH, DEVELOPMENT AND ENGINEERING

    The data storage and semiconductor manufacturing industries are characterized by rapid technological change and requirements for new product introductions and enhancements. CVC's ability to remain competitive in this market will depend in part upon its ability to develop new and enhanced systems and to introduce these systems at competitive prices and on a timely and cost-effective basis. Accordingly, CVC devotes a significant portion of its personnel and financial resources to research, development and engineering programs and seeks to maintain close relationships with its customers to remain responsive to their equipment needs. CVC continuously conducts research and development efforts in existing products to extend performance and process capabilities as well as on next generation products.

    In the data storage market, CVC has recently developed advanced cluster-integrated IN SITU sensor-based process control capabilities to enable precise, real-time measurements during the production process of thin film structures for data storage devices. CVC has also developed a magnetic orientation device to achieve more accurate and programmable characteristics of magnetic thin films. In the area of advanced interconnect technologies, CVC has been developing leading-edge MOCVD barrier and copper metallization processes for high-performance semiconductor interconnect applications. CVC operates process development and applications engineering facilities in New York, California, Virginia and Texas with process and metrology capabilities for data storage thin film recording head and semiconductor technologies.

    As of September 30, 1998, CVC had 73 full-time employees dedicated to its research, development and engineering programs. In fiscal 1996, 1997 and 1998, CVC expended $4.3 million, $9.1 million and $12.6 million on these programs, constituting 9%, 15% and 19% of revenues during those periods, respectively. Research and development expenditures consist primarily of salaries, project materials and other costs associated with CVC's ongoing research and development efforts. CVC expects in future years that research, development and engineering expenditures will continue to represent a substantial percentage of revenues. CVC augments its internal technology development efforts by licensing technology from others and establishing strategic research and development relationships with universities and various major customers.

    Trade, industry standards and development consortia, such as SEMI, SEMATECH and SEMI/ SEMATECH, help to define the methods, measurement parameters, manufacturing requirements and specifications influencing commercial transactions within the data storage and semiconductor industry. Christine Whitman, the chief executive officer of CVC, serves on the Board of Directors of SEMI/ SEMATECH. CVC believes that its involvement with such organizations has helped to ensure that CVC's new products conform to industry standards and emerging requirements.

MANUFACTURING

    CVC's manufacturing activities consist primarily of assembling and testing components and subassemblies which are acquired from third party suppliers and then integrated by CVC into finished systems. The manufacturing operations are conducted in CVC's 90,000 square foot facility in Rochester, New York and its 32,000 square foot facility in Alexandria, Virginia. As of September 30, 1998, CVC had 119 full-time employees dedicated to its manufacturing efforts. CVC manufactures its systems in controlled clean environments which are similar to the clean rooms used by data storage and semiconductor manufacturers. All final assembly and systems tests are performed within CVC's manufacturing facilities. Quality control of suppliers is maintained through incoming verification of components, in-process inspection during equipment assembly and final inspection and operation of all manufactured equipment prior to shipment. CVC's customers frequently participate in systems testing during the final assembly and inspection process.

    CVC's Rochester and Fremont facilities are ISO 9001 certified. CVC believes that ISO 9001 certification, a quality assurance model for companies that design, produce, install and inspect items as part of their businesses, offers CVC a competitive advantage over competitors which are not ISO 9001 certified and, in some cases, is a condition of doing business with certain of its customers.

    CVC procures components and subassemblies included in its products from a limited group of suppliers and occasionally from a single source. CVC does not maintain long-term supply contracts with its key suppliers but believes that alternative suppliers could be found if necessary.

COMPETITION

    The data storage and semiconductor manufacturing equipment industries are highly competitive. A substantial investment is required to install and integrate capital equipment into a data storage or semiconductor production line. CVC believes that once a device manufacturer has selected a particular supplier's capital equipment, that manufacturer generally relies upon that supplier's equipment for the specific production line application and, to the extent possible, subsequent generations of similar systems. Accordingly, it may be extremely difficult to achieve significant sales to a particular customer once another supplier's manufacturing equipment has been selected by that customer, unless there are compelling reasons to do so, such as significant performance or cost advantages. Increased competitive pressure could lead to lower prices for CVC's products, thereby adversely affecting CVC's operating results.

    In the data storage market, CVC's current competitors include Balzers Process Systems, Nordiko and Veeco Instruments. In the semiconductor market, CVC's competitors include Applied Materials, Balzers Process Systems and Novellus. Certain of CVC's competitors have substantially greater financial resources, more extensive engineering, manufacturing, marketing and customer service and support capabilities, larger installed bases of semiconductor capital equipment and broader semiconductor process equipment offerings as well as greater name recognition than CVC.

    CVC believes that its ability to compete in the data storage and semiconductor manufacturing equipment markets depends on a number of factors, including:

    - the ability to develop and introduce new products rapidly

    - product and technology innovation

    - product quality and reliability

    - product performance

    - breadth of its product line

    - price

    - technical service and support

    - adequacy of manufacturing quality and capacity and sources of raw materials

    - efficiency of production

    - delivery capabilities

    - protection of CVC's products by intellectual property laws

CVC believes it competes favorably in the data storage and semiconductor manufacturing markets based on its differentiated value-added process technologies, enhanced system performance, customer support and the cost of ownership of its equipment.

    CVC expects its competitors in the data storage and semiconductor process equipment industries to continue to improve the design and performance of their current systems and processes and to introduce new systems and processes with improved price and performance characteristics.

PATENTS AND OTHER INTELLECTUAL PROPERTY

    CVC relies on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements to protect its proprietary process and equipment technology. While CVC believes that its patents and its other intellectual property rights may have significant value, CVC also believes that due to the rapid technological changes that characterize the data storage and semiconductor equipment industries, the innovative skills, technical expertise and know-how of its personnel may be more important than patent protection or such other rights. As of August 31, 1999, CVC had obtained 11 U.S. patents, had received notices of allowance on two U.S. patent applications and had 34 U.S. patent applications pending. In CVC has also obtained two foreign patents from the United Kingdom and had 17 foreign patent applications pending on its behalf as of that date. In addition, in connection with the acquisition of Commonwealth Scientific Corporation, CVC has licensed and been assigned rights to certain jointly-owned patents but there can be no assurance that such licensed and assigned rights are sufficiently broad for current or contemplated uses.

    The data storage and semiconductor industries are characterized by frequent litigation regarding patent and other intellectual property rights. Although CVC is not aware of any pending or threatened patent litigation involving CVC, there can be no assurance that third parties will not assert claims against CVC with respect to existing or future products or technologies. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in favor of CVC, could result in significant expense to CVC and divert the efforts of CVC's technical and management personnel from productive tasks. In the event of an adverse ruling in such litigation, CVC might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, or obtain licenses to the infringing technology. In the event of a successful claim against CVC and CVC's failure to develop or license a substitute technology at a reasonable cost, CVC's business, financial condition and results of operations would be materially adversely affected.

    There can be no assurance that CVC's pending patent applications will be approved, that any patents will provide it with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on CVC's business. There can be no assurance that others will not independently develop similar products, duplicate CVC's products or, if patents are issued to CVC, design around the patents issued to CVC. CVC also relies upon trade secret protection and employee and third-party nondisclosure agreements to protect its confidential and proprietary information. Despite these efforts, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to CVC's trade secrets or disclose such technology or that CVC can meaningfully protect its trade secrets.

EMPLOYEES

    As of September 30, 1998, CVC had a total of 277 full-time employees at all of its locations, consisting of 119 in manufacturing, 73 in research and development, 16 in marketing and sales, 38 in customer service and support, 27 in administration and four in facilities maintenance.

    As of September 30, 1998, 49 employees at CVC's site in Rochester, New York were members of Local 342 of the International Union of Electronic, Electrical, Salaried, Machine & Furniture Workers union and covered by a collective bargaining agreement scheduled to expire in October, 2001. CVC believes that its relations with its employees, and the bargaining unit which represents certain of them, are good.

FACILITIES

    CVC's principal office is located in Rochester, New York, and consists of 90,000 square feet used for manufacturing, research and development and administration. CVC entered into a financing agreement with the County of Monroe Industrial Development Agency (the "Agency") in 1974 under which such agency's bond proceeds were used to purchase the land and construct such Rochester facility for lease to CVC. On September 29, 1997, CVC entered into an amended lease agreement with the Agency that extended the term of the original lease from the year 2000 to December 31, 2007. Upon the expiration of such amended lease, CVC is obligated to purchase the Rochester facility from the Agency for nominal consideration.

    As part of its acquisition of Commonwealth Scientific Corporation in May 1999, CVC obtained two operating facilities. These facilities are located in Alexandria, Virginia. The principal administrative office is in an owned building which is approximately 30,000 square feet. The manufacturing and engineering functions are located in a separate leased facility of approximately 32,000 square feet. The lease on this facility expires September 12, 2001.

    In addition, CVC leases 24,000 square feet in Fremont, California, for research and process development, product engineering and as a base for regional sales and field service for the West Coast of the United States and 3,400 square feet in Dallas, Texas, for engineering, equipment design, process development, sales and customer support. CVC also leases space in Minneapolis, Minnesota, Japan, Northern Ireland, Singapore and Taiwan for sales and customer support. Although CVC believes that its current facilities are adequate to meet its current requirements for the near term, it may seek to lease or acquire additional facilities in the future.

LEGAL PROCEEDINGS

    In the ordinary course of business, CVC may be involved in legal proceedings from time to time. As of the date of this prospectus, there are no material legal proceedings pending against CVC.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of CVC are as follows:

NAME                                         AGE                                   POSITION
---------------------------------------      ---      ------------------------------------------------------------------
Christine B. Whitman...................          48   President, Chief Executive Officer and Chairman
Giovanni Nocerino, Ph.D................          47   Executive Vice President, Sales & Service
Emilio O. DiCataldo....................          48   Senior Vice President and Chief Financial Officer
Mehrdad M. Moslehi, Ph.D...............          39   Senior Vice President and Chief Technical Officer
Christopher J. Mann....................          41   Senior Vice President, Marketing
Richard J. Chicotka, Ph.D..............          58   Vice President, Engineering
Richard A. Kellogg.....................          57   Vice President, Manufacturing
Judd C. Prozeller......................          48   Vice President, Quality & Human Resources
G. Patrick Bonnie......................          55   Director
Robert C. Fink.........................          64   Director
James Geater...........................          66   Director
Douglas A. Kingsley....................          37   Director
Victor E. Mann.........................          74   Director
Seiya Miyanishi........................          52   Director
Andrew C. Peskoe.......................          42   Director
George R. Thompson, Jr.................          69   Director
Donald L. Waite........................          66   Director

    Ms. Whitman joined CVC Products in 1978 and has served as President, Chief Executive Officer and Chairman of CVC since its acquisition of CVC Products in 1990. Ms. Whitman received a BA from Syracuse University and is a member and Secretary of the Board of Directors of SEMI/ SEMATECH. She also serves as a member of the Board of Directors of Frontier Telephone of Rochester and The M&T Bank. Ms. Whitman serves on the Executive Committee of the Board of Directors of the Industrial Management Council, the Board of Trustees for the Greater Rochester Chamber of Commerce, the United Way Board of Directors, the Al Sigl Center Partners' Foundation Board of Governors and is a member of the Board of Trustees of Rochester Institute of Technology.

    Dr. Nocerino joined CVC in the fall of 1997 as Executive Vice President, Sales & Service. From 1994 to 1997, Dr. Nocerino worked as Vice President and General Manager of Sales and Marketing at Varian Associates, a supplier of semiconductor manufacturing equipment. Prior to his employment at Varian Associates, Dr. Nocerino was Executive Vice President with Materials Research Corporation, a subsidiary of Sony and a manufacturer of thin film equipment and material for the data storage and semiconductor industries. Dr. Nocerino holds a joint honors B.Sc. in Physics and Electronic Engineering and a Ph.D. from the University of Manchester, England in 1977.

    Mr. DiCataldo joined CVC in 1995 as Senior Vice President and Chief Financial Officer. From 1991 to 1995, Mr. DiCataldo served as Senior Vice President, Finance and Administration of MedImmune, Inc., a therapeutic and vaccine company. Prior to his employment at MedImmune, Mr. DiCataldo held Vice President-level positions at Bausch & Lomb, Inc. and Praxis Biologics and worked for the firm of Price Waterhouse LLP. Mr. DiCataldo is a Certified Public Accountant and holds a BS in Accounting from St. John Fisher College.

    Dr. Moslehi joined CVC in 1994 as Senior Vice President and Chief Technical Officer. From 1988 to 1994, Dr. Moslehi served in various positions at Texas Instruments, a semiconductor manufacturer, most recently as Branch Manager in their Semiconductor Process and Design Center where he developed process and equipment technologies such as RTP, PVD and photochemical cleaning. Dr. Moslehi is named as an inventor on over 80 U.S. patents and in 1993 he earned the American

Electronics Association's Technologist/Inventor of the Year. Dr. Moslehi received a BS in Electrical Engineering at Arya-Mehr University of Technology and a MS and Ph.D. in Electrical Engineering from Stanford University. Dr. Moslehi also serves on the consulting faculty of Stanford University.

    Mr. Christopher Mann joined CVC Products in 1979 and now serves as Senior Vice President, Marketing. Mr. Mann has previously held the positions of Field Service Manager, Engineering Services Manager and Vice President, Marketing at CVC and CVC Products prior to the Acquisition. Prior to joining CVC in 1979, Mr. Mann worked for CVC Scientific Products, Ltd. in the United Kingdom.

    Dr. Chicotka joined CVC in 1995 as Vice President, Engineering. From 1994 to 1995, Dr. Chicotka served as Director of Development Engineering of Conner Peripherals, a manufacturer of disk drives. From 1993 to 1994, Dr. Chicotka served as Director of Process Engineering of Seagate Magnetics, a division of Seagate Technology. From 1962 to 1992, Dr. Chicotka served in various positions at IBM, most recently as Manager of Head Process Manufacturing and Engineering of Storage Products Development and Manufacturing in San Jose, California. Dr. Chicotka received a BS and MS in Metallurgical Engineering and a Ph.D. in Materials Science from Polytechnic Institute of Brooklyn.

    Mr. Kellogg joined CVC in January of 1999 and currently serves as Vice President, Manufacturing. Prior to this assignment, he consulted with CVC and other firms in the materials management area. From 1997 to 1998, Mr. Kellogg held the position of Vice President, Materials for Lam Research. During the period from 1994 to 1997, Mr. Kellogg was Vice President of Operations for Varian Thin Film Systems, a manufacturer of plasma vapor deposition systems and, after its acquisition, with Novellus Systems. He spent the period from 1989 to 1994 with Libbey Owens Ford Glass as General Manager of its Shelbyville Operations. Mr. Kellogg holds a BA from Lake Forest College.

    Mr. Prozeller joined CVC in 1995 and currently serves as Vice President, Quality and Human Resources. From 1990 to 1995, Mr. Prozeller served as the Senior Program Director for the Department of Training and Professional Development at the Rochester Institute of Technology. From 1990 to 1995, Mr. Prozeller also served as a total quality consultant for a number of large institutional clients. From 1979 to 1988, Mr. Prozeller served in various positions at the Xerox Corporation, most recently as a Total Quality Consultant, providing consulting services to various suppliers. Mr. Prozeller received a BS from New York State University at Brockport, an MED from Nazareth College of Rochester, and an MBA from Rochester Institute of Technology.

    Mr. Bonnie has been a director of CVC since 1998. Mr. Bonnie serves as a Senior Vice President and General Manager of Seagate Technology's Recording Head Operations. Previously, Mr. Bonnie served in a range of managerial assignments in engineering and manufacturing at Seagate Technology, including process engineering, magnetic device design and production activities in the wafer, slider, assembly and test areas of the head business over the last 30 years. Mr. Bonnie holds a B.Ch.E. from the University of Minnesota and has done graduate work in engineering and law.

    Mr. Fink has been a director of CVC since 1997. In 1993, Mr. Fink joined Lam Research Corporation, a manufacturer of semiconductor processing equipment, and served as Vice President and Chief Operating Officer, following Lam's acquisition of Drytek, Inc. Mr. Fink served as the President of Drytek from 1983 to 1988. Prior to Drytek, Mr. Fink spent four years with ITT Corporation's Semiconductor Division as Director of VLSI Operations for North America and 12 years with General Instrument Corporation's Microelectronics Division as Director of Worldwide Manufacturing Resources. Mr. Fink's career also includes 13 years with General Electric Corporation. He received a BS in Metallurgical Engineering from Polytechnical Institute of New York.

    Mr. Geater has been a director of CVC since 1990. Since 1986, Mr. Geater has served as President of Geater Associates, a management consulting firm. He previously held various positions at Eastman Kodak, including General Business Manager and was a faculty member of the Wm. E. Simon Graduate

School of Business Administration at the University of Rochester. Mr. Geater received a BA in Economics from Miami University and an MBA from the University of Rochester.

    Mr. Kingsley has been a director of CVC since 1998. Mr. Kingsley is a Senior Vice President of Advent International Corporation, a venture capital firm, where he has been employed since 1990. From 1985 through 1988 Mr. Kingsley was a Sales engineer for Teradyne, Inc., a manufacturer of automatic test equipment for the electronics industry. Mr. Kingsley is a graduate of Dartmouth College and Harvard Business School. He is a director of LeCroy Corporation and a member of the Board of Overseers of the Boston Symphony Orchestra.

    Mr. Victor Mann has been a director of CVC since 1990. Since 1990, Mr. Mann has been a self-employed consultant to various businesses in the United Kingdom as well as to the British Government. Mr. Mann has also served as a Technical Director of Plessey. Mr. Mann has degrees in Telecommunications and Engineering and Management Studies.

    Mr. Miyanishi has been a director of CVC since 1990. Since 1987, Mr. Miyanishi has served as President and Chief Executive Officer of Nikko Tecno, a company based in Japan and dealing in the import and export of capital equipment, which was founded in 1946. Mr. Miyanishi has served as owner, President and Chief Executive Officer of several other companies in Japan. Mr. Miyanishi received a BS of managerial economics from Keio University.

    Mr. Peskoe has been a director of CVC since 1990. Mr. Peskoe joined the law firm of Golenbock, Eiseman, Assor & Bell in 1986, and currently serves as a partner of such firm, concentrating on mergers and acquisitions and corporate finance. Through his ownership in SWSE Capital Partners, Inc. and directly, Mr. Peskoe is also a private investor in technology companies. Mr. Peskoe received his undergraduate degree from Harvard College and a JD from Harvard Law School.

    Mr. Thompson became a director of, as well as a consultant to, CVC upon CVC's acquisition of Commonwealth Scientific Corporation in May 1999. Mr. Thompson was a co-founder of Commonwealth Scientific and was President and CEO from 1970 to 1999. Prior to founding Commonwealth, he served in various engineering and marketing positions with Systems Research laboratories, Barry Controls Inc., and Bromion, Inc. Mr. Thompson attended the University of Virginia and received a BS in General Engineering from M.I.T.

    Mr. Waite has been a director of CVC since 1995. Since 1983, Mr. Waite has served in various positions for Seagate Technology, most recently as Chief Administrative Officer, Chief Financial Officer and Executive Vice President. Mr. Waite received a BS in Accounting from Creighton University and a JD from Georgetown University Law Center. Mr. Waite is a Certified Public Accountant.

    All directors hold office until the next annual meeting of the stockholders and until their successors have been elected and qualified. Executive officers of CVC are elected by CVC's board of directors on an annual basis and serve until their successors are duly elected and qualified. There are no family relationships among any of the executive officers or directors of CVC, except for Victor Mann, a director, whose son Christopher Mann is Senior Vice President, Marketing. Mr. Thompson has advised CVC that, subject to the consummation of this offering, he will resign his directorship.

DIRECTOR COMMITTEES AND COMPENSATION

DIRECTOR COMMITTEES

    The Audit Committee of CVC's board of directors consists of Messrs. Kingsley, Victor Mann, Thompson and Waite. The Audit Committee:

    - reviews with CVC's independent accountants the scope and timing of their audit services;

    - the accountants' report on CVC's consolidated financial statements following completion of their audit; and

    - CVC's policies and procedures with respect to internal accounting and financial controls.

In addition, the Audit Committee makes annual recommendations to CVC's board of directors for the appointment of independent accountants for the ensuing year.

    The Compensation Committee of CVC's board of directors consists of Messrs. Fink, Geater and Peskoe. The Compensation Committee:

    - reviews and evaluates the compensation and benefits of all officers of CVC;

    - reviews general policy matters relating to compensation and benefits of employees of CVC;

    - makes recommendations concerning these matters to CVC's board of directors; and

    - administers CVC's stock option plans. See "--Stock Plans."

DIRECTOR COMPENSATION

    Directors who are employees of CVC will receive no additional compensation for their services as members of CVC's board of directors or as members of Board committees. Directors who are not employees of CVC are paid an annual retainer of $8,000, payable in shares of common stock, as well as additional fees paid in cash of $1,500 for each meeting of the Board and $500 for each meeting of a Board committee attended by such director. In addition, chairman of Board committees are paid an additional amount of $1,000 in cash. CVC's directors are reimbursed for their out-of-pocket and travel expenses incurred in connection with their service as directors.

    CVC's Nonemployee Directors' 1999 Stock Option Plan contains provisions pursuant to which options for 7,500 shares of common stock are granted to each nonemployee director upon commencement of service on the Board, and options for 2,000 shares of common stock are granted to each nonemployee director on March 31 of each year of continued service on the Board. CVC has authorized and reserved 200,000 shares of common stock for issuance under this plan.

EXECUTIVE COMPENSATION

    The following table sets forth the total compensation for fiscal 1998 of the chief executive officer and each of the other four most highly compensated executive officers of (each, a "Named Executive Officer", and collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                                   NUMBER OF
                                                                                                  SECURITIES
                                                                      ANNUAL                      UNDERLYING
                                                                   COMPENSATION                  OPTIONS/SARS
                                                    -------------------------------------------    LONG-TERM
                                                                                 OTHER ANNUAL    COMPENSATION       ALL OTHER
NAME AND PRINCIPAL POSITION                YEAR       SALARY        BONUS      COMPENSATION(1)      AWARDS      COMPENSATION (2)
---------------------------------------  ---------  ----------  -------------  ----------------  -------------  -----------------
Christine B. Whitman
President, Chief Executive
Officer and Chairman...................       1998  $  173,040    $  47,600                --              --       $   2,647

Giovanni Nocerino
Executive Vice President, Sales &
  Service..............................       1998     183,333           --                --     $   160,000              --

Mehrdad M. Moslehi
Senior Vice President and
Chief Technical Officer................       1998     147,054       31,100                --              --           2,576

Christopher J. Mann
Senior Vice President,
Marketing..............................       1998     147,290       27,100      $   77,731(3)             --           4,153

Emilio O. DiCataldo
Senior Vice President and
Chief Financial Officer................       1998     146,692       31,800                --              --           1,900

------------------------

(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted in those instances where such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for the fiscal year.

(2) Represents matching contributions made by CVC on behalf of the Named Executive Officer to CVC's 401(k) Plan.

(3) Represents automobile allowance of $10,488 and sales commissions of $67,243.

    The following table sets forth certain information regarding the option grants made during fiscal 1998 to each of the Named Executive Officers. CVC issued no stock appreciation rights in fiscal 1998.

                                 OPTION GRANTS

                                                                                             INDIVIDUAL GRANTS
                                                                           ------------------------------------------------------
                                                                                                            VALUE AT ASSUMED
                                                                                                            ANNUAL RATES OF
                                                            PERCENT OF                                        STOCK PRICE
                                              NUMBER OF    TOTAL OPTIONS                                    APPRECIATION FOR
                                             SECURITIES     GRANTED TO      EXERCISE OR                       OPTION TERM
                                             UNDERLYING    EMPLOYEES IN     BASE PRICE    EXPIRATION   --------------------------
NAME                                           OPTIONS      FISCAL 1998      ($/SHARE)       DATE           5%           10%
-------------------------------------------  -----------  ---------------  -------------  -----------  ------------  ------------
Christine B. Whitman.......................          --             --              --            --             --            --
Giovanni Nocerino..........................     160,000          38.62%      $    5.73       10/1/07   $  1,170,095  $  1,475,516
Mehrdad M. Moslehi.........................          --             --              --            --             --            --
Christopher J. Mann........................          --             --              --            --             --            --
Emilio O. DiCataldo........................          --             --              --            --             --            --

    The following table sets forth information regarding exercise of options and the number and value of options held at September 30, 1998, by each of the Named Executive Officers.

                             YEAR END OPTION VALUES

                                                                   NUMBER OF              VALUE OF UNEXERCISED
                                                              UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS
                                                               AT FISCAL YEAR END         AT FISCAL YEAR END(1)
                                                           --------------------------  ---------------------------
                                                           EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
                                                           -----------  -------------  ------------  -------------
Christine B. Whitman.....................................     346,800         27,200
Giovanni Nocerino........................................          --        160,000
Mehrdad M. Moslehi.......................................       1,600          6,400
Christopher J. Mann......................................     203,000         12,000
Emilio O. Dicataldo......................................     136,400         25,600

------------------------

(1) The value of the unexercised, in-the-money options on September 30, 1998 is based on the difference between the assumed initial public offering price of
    the common stock ($    per share), and the per share option exercise price,
    multiplied by the number of shares of common stock underlying the options.

STOCK OPTION PLANS

    STOCK OPTION PROGRAM

    Until June 1996, CVC had an informal stock option program under which selected employees were granted non-qualified options to purchase shares of common stock. The primary purpose of this program had been to provide long-term incentives to CVC's selected employees and to further align their interests with those of CVC. Under this program, the Compensation Committee and/or CVC's board of directors:

    - selected the participants;

    - determined the number of shares of common stock offered to each participant;

    - determined the terms of the repurchase rights for each participant; and

    - determined other terms of sale.

Options granted under this informal plan generally vested over a period of three years from the date of grant and were exercisable at the fair market value of a share of common stock at the date of grant. Under this program, options to purchase 1,473,840 shares of common stock have been granted, of which options to purchase 313,333 shares of common stock have been exercised and options to purchase 120,000 shares of common stock have been cancelled.

1996 STOCK OPTION PLAN

    CVC's 1996 Stock Option Plan was adopted by CVC's board of directors effective June 30, 1996 under which selected employees were granted nonqualified stock options, or "NSOs" and incentive stock options, or "ISOs," to purchase shares of common stock. The primary purpose of this plan was to provide long-term incentives to CVC's selected employees and to further align their interests with those of CVC. Under the plan, the Compensation Committee and/or CVC's board of directors:

    - selected the participants;

    - determined the form and number of shares of common stock offered to each participant;

    - determined the exercise period of each option;

    - determined the terms of the repurchase rights for each participant; and

    - determined other terms of sale.

    Options granted to employees under this plan were generally at fair market value as of the grant date based upon valuations obtained contemporaneously from an independent appraiser. Options granted generally vested over a period of three-to-five years from the date of grant and were exercisable at the fair market value of a share of common stock at the date of grant.

    As of August 31, 1999, options to purchase 582,134 shares of common stock have been granted under this plan, of which options to purchase 6,200 shares of common stock have been exercised and options to purchase 160,933 shares have been cancelled. This plan was terminated as of August 30, 1999.

1997 STOCK OPTION PLAN

    CVC's 1997 Stock Option Plan was adopted by CVC's board of directors effective October 16, 1997, under which stock options may be granted to employees of CVC and its subsidiaries. This plan permits the grant of stock options that qualify as ISOs under Section 422 of the Internal Revenue Code, and NSOs which do not so qualify. CVC has initially authorized and reserved 1,833,333 shares of the common stock for issuance under this plan, with the number of shares authorized and reserved being increased annually in an amount equal to 5% of the total number of shares of common stock issued by CVC in the preceding fiscal year, with a maximum aggregate of shares issued under this plan not to exceed 5,000,000. As of August 31, 1999, 736,002 options had been granted. Options to purchase 150,467 shares have been cancelled and none have been exercised as of August 31, 1999. The shares may be unissued shares or treasury shares. If an option expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to that option will again be available for grant under the plan.

    The Compensation Committee administers the plan. Subject to the limitations set forth therein, the Compensation Committee has the authority to:

    - determine the persons to whom options will be granted;

    - the time at which options will be granted;

    - the number of shares subject to each option;

    - the exercise price of each option, which may not be less than the fair market value of the underlying common stock;

    - the time or times at which the options will become exercisable;

    - the duration of the exercise period;

    - provide for the acceleration of the exercise period of an option at any time prior to its termination or upon the occurrence of specified events;

    - cancel and replace stock options previously granted with new options for the same or a different number of shares and having a higher or lower exercise price; and

    - amend the terms of any outstanding stock option to provide for an exercise price that is higher or lower than the current exercise price.

    All officers, employees and consultants of CVC and its subsidiaries are eligible to receive grants of stock options under this plan, as selected by the Compensation Committee. The maximum term of options granted under this plan is ten years from the date of grant. The maximum number of shares of common stock that may be subject to options granted to any participant of the plan during any one calendar year is 500,000. Options granted under the plan will generally become vested and exercisable over a five-year period in equal annual installments, unless the Compensation Committee specifies a different vesting schedule. In the event of a "change in control" of CVC, as defined in this plan, each option that was not then vested will become fully and immediately vested and exercisable, unless such options are assumed by the acquiring party in such transaction.

    All options granted under this plan are nontransferable by the optionee, except for transfers approved by the Compensation Committee to certain permitted transferees, such as immediate family members of the optionee and charitable institutions, and transfers upon the optionee's death in accordance with his will or applicable law. In the event of an optionee's death or permanent and total disability, outstanding options that have become exercisable will remain exercisable for a period of one year, and the Compensation Committee will have the discretion to determine the extent to which any unvested options shall become vested and exercisable in connection with death or disability. In the case of any other termination of employment, outstanding options that have previously become vested will remain exercisable for a period of 90 days, except for a termination "for cause," as defined in this plan, in which case all unexercised options will be immediately forfeited.

    In addition, the exercise price of an option is payable in cash or, in the discretion of the Compensation Committee, in common stock or a combination of cash and common stock. An optionee must satisfy all applicable tax withholding requirements at the time of exercise. This plan has a term of ten years, subject to earlier termination or amendment by CVC's board of directors, and all options granted under its plan prior to its termination remain outstanding until they have been exercised or are terminated in accordance with their terms. CVC's board of directors may amend this plan at any time.

    1999 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN

    CVC's board of directors has adopted the 1999 Nonemployee Director Stock Option Plan. Under this plan, stock options are granted to each member of CVC's board of directors who is not an employee of CVC. See "--Director Committees and Compensation" and "--Director Compensation."

    ASSUMPTION OF CERTAIN STOCK OPTIONS

    In connection with the closing of the acquisition of Commonwealth Scientific Corporation, all outstanding options to purchase shares of Commonwealth as of the closing were assumed by CVC. These non-qualified options are governed by stand alone agreements with each respective optionee. As of August 31, 1999, options to purchase an aggregate of 260,815 shares of common stock are held by former optionees of Commonwealth.

PENSION PLAN

    CVC maintains a defined benefit retirement plan for its employees which provides retirement benefits based upon a formula that takes into account the employees' compensation and length of service with CVC as well as benefits employees may be entitled to receive under certain prior plans of CVC. Such plan was frozen effective September 30, 1991 and no further benefits will be accrued under its plan. Mr. Christopher Mann will receive $157.68 and Ms. Christine Whitman will receive $394.28, each on a monthly basis, commencing at retirement at attainment of age 65.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The current members of the Compensation Committee are Messrs. Fink, Geater and Peskoe. None of these directors was at any time during the fiscal year ended September 30, 1998, nor at any other time within the past five years, an officer or employee of CVC. No executive officer of CVC serves as a member of a board of directors or compensation committee of any entity which has one or more executive officers serving as a member of CVC's board of directors or its Compensation Committee.

AGREEMENTS WITH EMPLOYEES

    CVC has entered into severance agreements with each of its Named Executive Officers. These agreements provide that the employees will serve CVC in the respective offices listed in the Summary Compensation Table for a term of three years, with automatic one-year renewals, subject to earlier termination as provided in the these agreements. These agreements set forth the minimum base salary of each employee during the term of the particular agreement, subject to possible increase at the sole discretion of the Compensation Committee. Each employee is also eligible to receive, at the sole discretion of the Compensation Committee, an annual bonus based on the contribution of the employee towards achievement of the annual business goals of CVC. Under these agreements, the employees are entitled to participate in the employee benefit plans of CVC and are eligible for the grant of stock options, in the sole discretion of the Compensation Committee.

    In addition, these agreements include provisions that are effective upon the termination of employment under certain circumstances. In general, the employees are entitled to a lump-sum cash severance payment upon termination by CVC without "cause" or termination by the employee for "good reason" following a "change in control", each as defined in the agreements. This lump-sum severance payment is equal to the employee's base salary as in effect immediately prior to termination multiplied by a specified number of months (24 months for Ms. Whitman, 18 months for Mr. DiCataldo, 12 months for Drs. Moslehi, Chicotka, Nocerino and Messrs. Christopher Mann Kellogg and Prozeller) and then discounted to present value from the dates such payments would otherwise have been made.

    Under certain circumstances, upon a "change in control," all options to purchase shares of common stock held by the employees that were not then vested will become fully and immediately vested and exercisable. An employee terminated after a "change in control" will retain the right to exercise any options to purchase shares of common stock for 12 months following the date of such termination or, if earlier, the expiration of the original term of the option.

    These agreements include certain restrictive covenants for the benefit of CVC relating to non-disclosure by the employee of CVC's confidential business information and CVC's right to inventions and technical improvements of the employee.

                              CERTAIN TRANSACTIONS

    Advent International Group is a principal stockholder of CVC. Mr. Kingsley, a director of CVC, is a Managing Director of Advent.

    In December 1998, CVC sold an aggregate of 100,000 shares of Series C Convertible Preferred Stock for a price of $10.00 per share and a warrant to purchase an aggregate of 200,000 shares of the common stock to entities affiliated with Advent International Corporation (collectively, "Advent") in a private placement. The Series C Convertible Preferred Stock is automatically converted into 1,016,260 shares of common stock, as well as 100,000 shares of Series D Redeemable Preferred Stock upon consummation of this offering. The Series D Redeemable Preferred Stock will, in turn, be redeemed by CVC upon the consummation of this offering for a redemption price of $10.0 million. The warrant will be terminated upon consummation of this offering. See "Description of Capital Stock."

    Also, in connection with that transaction, CVC entered into an Amended and Restated Registration Rights Agreement with Advent, Seagate Technology, Nikko Tecno and certain executive officers and stockholders of CVC. Such agreement grants certain demand and piggy-back registration rights to Seagate Technology and Advent with respect to shares of common stock issuable upon conversion of all outstanding shares of the Series B and Series C Senior Convertible Redeemable Preferred Stock, and also grants certain piggy-back registration rights to certain executive officers and stockholders of CVC. See "Description of Capital Stock--Registration Rights." In addition, CVC entered into an Amended and Restated Stockholders' Agreement with Advent, Seagate Technology, Nikko Tecno and certain executive officers and stockholders of CVC providing for voting and pre-emptive rights with respect to the acquisition and sale of shares by CVC and certain matters affecting corporate governance. These rights will terminate when the Series A, Series B and Series C Senior Convertible Redeemable Preferred Stock are converted into common stock upon the consummation of this offering.

    As part of CVC's acquisition of Commonwealth in May 1999, CVC entered into a consulting agreement with George R. Thompson, Jr., the former Chief Executive Officer of Commonwealth and a current director of CVC. Under the terms of this consulting agreement, CVC is obligated to pay Mr. Thompson an aggregate amount of $525,000 over the three-year period following the acquisition, as consideration for consulting services provided by him to CVC. In addition, Mr. Thompson is entitled to specified benefits, including an automobile allowance. This consulting agreement may be terminated by the Company in certain circumstances and by Mr. Thompson for any reason.

    Nikko Tecno, a Japanese corporation, is a principal stockholder and a distributor of CVC's products in Japan. Mr. Miyanishi, a director of CVC, is the President and Chief Executive Officer of Nikko Tecno. CVC borrowed from Nikko Tecno $1.5 million in November of 1990 and $1.0 million in December of 1991 under two unsecured notes that required quarterly interest payments calculated at an annual rate of 9%. The principal of the $1.0 million note was paid in October of 1997; the principal of the $1.5 million note was paid in January of 1999. See Notes to Consolidated Financial Statements.

    Andrew Peskoe, a director of CVC, is a partner in the law firm of Golenbock, Eiseman, Assor & Bell, which has provided legal services to CVC in connection with a variety of business and organizational matters.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of CVC's common stock as of August 31, 1999, by each person or entity known to CVC to own beneficially more than 5% of the outstanding shares of common stock, each of CVC's directors and Named Executive Officers, the selling stockholders who are Anne G. Whitman and George R. Thompson, Jr. and all directors and executive officers as a group. Unless otherwise indicated below, to the knowledge of CVC, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

                                                            SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                                   OWNED                                 OWNED
                                                               PRIOR TO THE         SHARES TO          AFTER THE
                                                              OFFERING(1)(2)           BE           OFFERING(1)(2)
                                                          -----------------------  SOLD IN THE  -----------------------
BENEFICIAL OWNER                                            NUMBER      PERCENT     OFFERING      NUMBER      PERCENT
--------------------------------------------------------  ----------  -----------  -----------  ----------  -----------
Seagate Technology(3)...................................   3,219,073        34.7           --    3,219,073        26.2
  920 Disc Drive
  Scotts Valley, CA 95066-4544
Nikko Tecno(4)..........................................   1,412,316        16.7           --    1,412,316        12.3
  P.O. Box 139
  Central Tokyo, Japan
Advent International Group(5)...........................   1,017,593        12.0           --    1,017,593         8.9
  75 State Street
  Boston, MA 02109
Anne G. Whitman(6)......................................   1,108,800        13.1      300,000      808,800         7.0
Christine B. Whitman(7).................................     721,600         8.2           --      721,600         6.1
Giovanni Nocerino.......................................     106,667         1.2           --      106,667           *
Mehrdad M. Moslehi(7)...................................     307,200         3.6           --      307,200         2.7
Christopher J. Mann.....................................     261,960         3.0           --      261,960         2.2
Emilio O. DiCataldo.....................................     142,800         1.7           --      142,800         1.2
G. Patrick Bonnie(8)....................................          --           *           --           --           *
Robert C. Fink..........................................       4,888           *           --        4,888           *
James Geater............................................      36,316           *           --       36,316           *
Douglas A. Kingsley(9)..................................   1,017,593        12.0           --    1,017,593         8.9
Victor E. Mann..........................................      20,316           *           --       20,316           *
Seiya Miyanishi(10).....................................   1,412,316        16.7           --    1,412,316        12.3
Andrew C. Peskoe(11)....................................     134,316         1.6           --      134,316         1.2
George R. Thompson, Jr.(7)(12)..........................     862,447        10.2      200,000      662,447         5.8
Donald L. Waite(13).....................................          --          --           --           --           *
All directors and executive officers as a group
  (19 persons)(14)......................................   5,148,459        41.3           --    4,948,459        40.4

------------------------

*   Less than one percent.

(1) The number of shares of common stock shown in the table above as beneficially owned includes shares issuable pursuant to options and warrants that may be exercised within 60 days after August 31, 1999. Shares issuable pursuant to such options and warrants are deemed outstanding for computing the percentage of beneficial ownership of the person holding such options and warrants but are not deemed outstanding for computing the percentage of beneficial ownership of any other person.

(2) Includes shares of common stock issuable upon exercise of options, as follows: Christine B. Whitman--353,600 shares; Giovanni Nocerino--106,667 shares; Mehrdad M. Moslehi--3,200 shares; Christopher J. Mann--206,000 shares; Emilio O. DiCataldo--142,800 shares; and Andrew C. Peskoe--50,000 shares.

(3) Includes 2,419,680 shares of common stock issuable upon conversion of outstanding shares of Series B Convertible Preferred Stock and 790,760 additional shares of common stock issuable upon exercise of a warrant held by Seagate Technology.

(4) Includes 1,392,000 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

(5) Includes ownership by the following venture capital funds managed by Advent International Corporation: (i) 826,560 shares of common stock issuable to Global Private Equity III Limited Partnership upon conversion of outstanding shares of Series C Convertible Preferred Stock, (ii) 126,641 shares of common stock issuable to Advent PGGM Global Limited Partnership upon conversion of outstanding shares of Series C Convertible Preferred Stock,
    (iii) 12,496 shares of common stock issuable to Advent Partners GPE III Limited Partnership upon conversion of outstanding shares of Series C Convertible Preferred Stock, (iv) 3,739 shares of common stock issuable to Advent Partners (NA) GPE III Limited Partnership upon conversion of outstanding shares of Series C Convertible Preferred Stock and (v) 14,563 shares of common stock issuable to Advent Partners Limited Partnership upon conversion of outstanding shares of Series C Convertible Preferred Stock. Advent is the general partner for all of the above limited partnerships.

(6) Includes an aggregate of 38,400 shares of common stock held by Ms. Whitman's three children pursuant to trust agreements with The Chase Manhattan Bank. Ms. Whitman disclaims beneficial ownership of these shares. Anne G. Whitman is not related to Christine B. Whitman.

(7) The stockholders' address is: c/o CVC, Inc., 525 Lee Road, Rochester, New York, 14606.

(8) Excludes 3,219,073 shares of common stock beneficially owned by Seagate Technology. Mr. Bonnie is an executive officer and stockholder of Seagate Technology. Mr. Bonnie disclaims beneficial ownership of the shares of common stock owned by Seagate Technology except to the extent of his indirect pecuniary interest therein as a stockholder of Seagate Technology.

(9) Includes 1,017,593 shares owned by Advent. Mr. Kingsley is a Senior Vice President of Advent International Corporation, the venture capital firm which is the manager of the funds affiliated with the Advent International Group. Mr. Kingsley disclaims beneficial ownership of the shares of common stock owned by Advent except to the extent of his indirect pecuniary interest therein as a partner in Advent.

(10) Includes 1,412,316 shares of common stock beneficially owned by Nikko Tecno of which Mr. Miyanishi is a director, officer and principal stockholder. Mr. Miyanishi disclaims beneficial ownership of the shares of common stock owned by Nikko Tecno except to the extent of his indirect pecuniary interest therein as a stockholder of Nikko Tecno. Mr. Miyanishi's address is: c/o Nikko Tecno, P.O. Box 139, Central Tokyo, Japan.

(11) Includes 64,000 shares of common stock, and 50,000 additional shares of common stock issuable upon exercise of an option, beneficially owned by Julie Peskoe, Mr. Peskoe's wife, as to which Mr. Peskoe disclaims beneficial ownership.

(12) Includes 50,868 shares of common stock held by Mr. Thompson's daughter, Eleanor Thompson, and 50,868 shares of common stock held by his son, G. Richard Thompson. Mr. Thompson disclaims beneficial ownership of the shares of common stock held by his children.

(13) Excludes 3,219,073 shares beneficially owned by Seagate Technology. Mr. Waite is an executive officer and stockholder of Seagate Technology. Mr. Waite disclaims beneficial ownership of the shares of common stock owned by Seagate Technology except to the extent of his indirect pecuniary interest therein as a stockholder of Seagate Technology.

(14) Includes 64,000 shares of common stock and 50,000 additional shares of common stock issuable upon exercise of an option beneficially owned by the wife of a director of CVC, 1,412,316 shares held of record by Nikko Tecno, the ownership of which is attributed to a director of CVC, 1,017,593 shares held of record by Advent, the ownership of which is attributed to a director of CVC and 50,868 shares of common stock held by Mr. Thompson's daughter, Eleanor Thompson, and 50,868 shares of common stock held by his son, G. Richard Thompson.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED STOCK

    Upon the completion of this offering, the authorized capital stock of CVC will consist of 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of new preferred stock, par value $0.01 per share.

COMMON STOCK

    Assuming conversion of all outstanding Series A, Series B and Series C Convertible Preferred Stock, at August 31, 1999 there were 8,477,315 shares of common stock issued and outstanding held by approximately 66 stockholders of record. Holders of common stock are entitled to one vote for each share held of record on any matters voted upon by stockholders and do not have any cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by CVC's board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of CVC, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

    Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which CVC may designate and issue in the future.

PREFERRED STOCK

    As of August 31, 1999, 1,685 shares of Series A Convertible Preferred Stock, 60,492 shares of Series B Convertible Preferred Stock, 100,000 shares of Series C Convertible Preferred Stock and no shares of Series D Redeemable Preferred Stock were issued and outstanding. Simultaneously with the closing of this offering, the outstanding shares of Series A Convertible Preferred Stock will automatically be converted into an aggregate of 2,696,000 shares of common stock and the Series B Convertible Preferred Stock will automatically be converted into 2,419,680 shares of common stock. At the same time, the Series C Convertible Preferred Stock will automatically be converted into 1,016,260 shares of common stock and 100,000 shares of Series D Redeemable Preferred Stock. The Series D Redeemable Preferred Stock will, in turn, be redeemed by CVC upon the consummation of this offering for a redemption price of $10.0 million.

    Upon the closing of the offering, the conversion of the outstanding Series A, Series B and Series C Convertible Preferred Stock, the redemption of the Series D Redeemable Preferred Stock and the filing of an Amended and Restated Certificate of Incorporation of CVC removing the designation of those series, CVC's Certificate of Incorporation will authorize the issuance of up to 5,000,000 shares of new preferred stock, and none of those shares will be outstanding or designated into any series. Under the terms of the Certificate of Incorporation, CVC's board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by CVC's board of directors.

    The purpose of authorizing CVC's board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances.

The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of CVC. CVC has no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

    Upon consummation of this offering, the holders of 7,218,197 shares of common stock will be entitled to certain rights with respect to the registration of these shares under the Securities Act. These registration rights have been waived with respect to the offering. Under the terms of an agreement between CVC and the holders of the shares eligible for registration, if CVC proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their eligible shares in the offering, provided that the managing underwriters have the right to limit the number of these shares included in the registration.

    Holders of 3,435,940 shares the shares eligible for registration may also require CVC to file a registration statement under the Securities Act at its expense with respect to these securities, and CVC is required to use its best efforts to effect that registration, subject to, among other things, the right of CVC not to effect any registration within six months following this offering. Further, stockholders may require CVC to file additional registration statements on Form S-3 when that form becomes available to CVC, subject to certain conditions and limitations. All expenses incurred in connection with such registrations must be borne by CVC, other than underwriting discounts and commissions.

WARRANTS

    CVC has issued a warrant to Seagate Technology to purchase 19,769 shares of Series B Convertible Preferred Stock at an exercise price of $223.17 per share of Series B Convertible Preferred Stock during the seven-year period commencing on May 22, 1995, the date this warrant was issued. Upon the consummation of this offering, this warrant will become exercisable for 790,760 shares of common stock at an exercise price of $5.58 per share of common stock.

    CVC has issued warrants to Advent to purchase an aggregate of 133,333 shares of common stock at an exercise price of $15.00 per share during the four-year period commencing on December 1, 2001. This warrant, however, will terminate upon the consummation of this offering.

LIMITATIONS ON DIRECTOR LIABILITY

    CVC's Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, none of its directors will be personally liable to CVC or its stockholders for monetary damages. Section 102(b) (7) of the Delaware General Corporation Law currently provides that a director's liability for breach of fiduciary duty to a corporation may be eliminated, except for liability:

    - for any breach of the director's duty of loyalty to the corporation or its stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - under Section 174 of the Delaware General Corporation Law, for unlawful dividends or unlawful stock repurchases or redemptions; and

    - for any transaction from which the director derives an improper personal benefit.

    Any amendment to these provisions of the Delaware General Corporation Law will automatically be incorporated by reference into CVC's Certificate of Incorporation without any vote on the part of its stockholders unless otherwise required, including this provision in CVC's Amended and Restated Certificate. These provisions may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise benefit us and our stockholders.

    CVC's By-laws provide that CVC will indemnify its directors and officers to the-fullest extent permitted by Delaware law. Generally, CVC is required to indemnify our directors and officers for all:

    - judgments;

    - fines;

    - settlements;

    - legal fees; and

    - other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's position with CVC.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    CVC is subject to the provisions of Section 203 of the Delaware General Corporation Law. Under Section 203, business combinations between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an interested stockholder are generally prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

    - the corporation has elected in its original certificate of incorporation not to be governed by Section 203. CVC did not make this election;

    - the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder,

    - upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan; or

    - the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the voting stock not owned by the interested stockholder.

    The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors.

    The term "business combination" is defined generally under Section 203 to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally under Section 203 as a stockholder who, together with affiliates and associates, owns or within three years prior did own 15% or more of a Delaware corporation's voting stock.
Section 203 could prohibit or delay a merger, takeover or other change in control of CVC and therefore could discourage attempts to acquire CVC.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the offering, CVC will have 11,477,315 shares of common stock outstanding. Of these shares, the 3,500,000 shares of common stock sold in the offering will be freely tradable without restriction under the Securities Act. However, any shares purchased by "affiliates" of CVC, as that term is defined in Rule 144 under the Securities Act, generally may be sold only in compliance with the limitations of Rule 144 described below. Affiliates include directors, officers and holders of 10% or greater of the total outstanding shares of comon stock.

SALES OF RESTRICTED SECURITIES

    The remaining shares of common stock outstanding upon completion of the offering are deemed "restricted securities" under Rule 144. Of the restricted securities, up to 1,168,737 shares will be eligible for sale in the public market after the offering pursuant to Rule 144(k) under the Securities Act; 925,003 of these shares are subject to the 180-day lock-up agreements described below, but will be eligible for sale in the public market immediately upon the closing of the offering. Of the remaining restricted securities outstanding, 4,702,873 shares will be eligible for resale under Rule 144 commencing 90 days after the date of this prospectus; 4,201,665 of these shares are subject to the 180-day lock-up agreements.

    In general, under Rule 144 as currently in effect, a holder of restricted securities who beneficially owns shares that were not acquired from CVC or an affiliate of CVC within the previous year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock (approximately 114,773 shares immediately after the offering) or the average weekly trading volume of the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales of restricted securities under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about CVC. A person who is not deemed an affiliate of CVC at any time during the three months preceding a sale, and who beneficially owns shares that were not acquired from CVC or an affiliate within the previous two years, is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning CVC.

    Any employee, officer or director of or consultant to CVC who received his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which, beginning 90 days after the date of this prospectus, permit persons, other than affiliates, to sell their Rule 701 shares without having to comply with the public-information, holding period, volume limitation or notice provisions of Rule 144. Affiliates can sell their Rule 701 shares without having to comply with Rule 144's one-year holding-period restrictions, but must otherwise comply with its volume limitations and manner of sale provisions.

OPTIONS

    Upon completion of the offering, 1,594,132 shares of common stock issuable upon exercise of stock options will become eligible for sale in the public market subject to compliance with Rule 701 beginning 90 days after the offering; 1,421,196 of these shares underlying these options are subject to the 180-day lock-up agreements. An additional 1,247,798 shares of common stock are available for future grants under CVC's stock option plans.

    CVC intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable pursuant to CVC's stock option plans that do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. CVC has agreed with the Underwriters not to file these registration statements earlier than 180 days following the date of this prospectus, and any such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the lock-up agreements, to the extent applicable.

EFFECT OF SALES OF SHARES

    No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares for future sale will have on the prevailing market price for the common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the common stock and could impair CVC's future ability to raise capital through an offering of equity securities.

                                  UNDERWRITING

    Each underwriter named below has agreed to purchase from CVC and the selling stockholders the number of shares of common stock set forth opposite its name.

                                                                                 NUMBER OF
UNDERWRITERS                                                                      SHARES
---------------------------------------------------------------------------  -----------------
Lehman Brothers Inc........................................................
Prudential Securities......................................................
SG Cowen Securities Corporation............................................
Warburg Dillon Read LLC....................................................
                                                                             -----------------
    Total..................................................................       3,500,000
                                                                             -----------------
                                                                             -----------------

    The underwriters will purchase the shares pursuant to an underwriting agreement with CVC and the selling stockholders. The underwriters will pay CVC the public offering price less the underwriting discount specified on the cover page of this prospectus. CVC estimates that its expenses for this offering will
be $           . Certain conditions contained in the underwriting agreement must be satisfied before the underwriters are required to purchase the shares, including the delivery of legal opinions by legal counsel. The underwriters will purchase either all of the shares or none of them.

    The underwriters have advised CVC that they will offer the shares directly to the public initially at the public offering price and to selected dealers, who may include underwriters, at the public offering price less a selling
concession not to exceed $               per share. The underwriters may allow,
and these dealers may reallow, a concession not to exceed $           per share
to certain brokers and dealers. After the initial offering of the shares the underwriters may change the public offering price and other selling terms.

    The underwriters will offer the shares subject to prior sale, withdrawal, cancellation or modification of offer of the shares without notice, and to their receipt and acceptance of the shares. The underwriters may reject any order to purchase shares.

    The selling stockholders have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 525,000 additional shares at the public offering price less the underwriting discount specified on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by it shown in the above table bears to each underwriter's initial purchase commitment, and CVC and the selling stockholders will be obligated to sell such shares to the underwriters. The underwriters may exercise such option only to cover over-allotments.

    Each of the officers and directors of CVC, and certain shareholders of CVC, have agreed not to offer, sell, pledge or otherwise dispose of any shares of common stock, directly or indirectly, or engage in hedging transactions with respect to the common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Lehman Brothers Inc. Stockholders who have agreed to this lock-up arrangement hold an aggregate of shares of common stock and options to purchase an aggregate of shares of common stock. CVC has agreed not to sell or otherwise dispose of any shares of common stock for a period of 180 days, subject to exceptions. Lehman Brothers Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such lock-up agreements. See "Shares Eligible for Future Sale."

    Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated by the underwriters and CVC. The underwriters will consider, among other things and in addition to prevailing market conditions, CVC's historical performance and capital structure, estimates of business potential and earning prospects, an overall assessment of CVC's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    At CVC's request, the underwriters have reserved for sale, at the initial
public offering price, up to             of the shares of common stock offered
in this offering for CVC's directors, officers, employees and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

    Application has been made to have the common stock approved for quotation on the Nasdaq National Market under the symbol "CVCI."

    CVC has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute, under specified circumstances, to payments that the underwriters may be required to make in respect thereof.

    Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for an purchase shares of common stock. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of the common stock. Such transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

    If the underwriters create a short position in the common stock in connection with this offering (i.e., they sell more shares than are set forth on the cover page of this prospectus), the underwriters may reduce that short position by purchasing common stock in the open market. The underwriters also may elect to reduce any short position by exercising all or part of their over-allotment option.

    The underwriters also may impose a penalty bid on certain underwriters and selling group members. This means that if the underwriters purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of this offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

    Neither CVC nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither CVC nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Any offers in Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the relevant province of Canada in which such sale is made.

    Purchasers of the shares of common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the public offering price.

    The underwriters have informed CVC that they do not intend to confirm sales of shares of common stock to any accounts over which they exercise discretionary authority in excess of 5% of the shares offered by them.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for CVC by Dewey Ballantine LLP, New York, New York and for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

    The consolidated financial statements of CVC as of September 30, 1998 and 1997 and for the three years in the period ended September 30, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Commonwealth Scientific Corporation as of March 31, 1999 and for the three years in the period ended March 31, 1999 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the common stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the offices of the Commission in Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission.

                                   CVC, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CVC, INC.

Report of Independent Accountants....................................................  F-2
Consolidated Balance Sheets..........................................................  F-3
Consolidated Statements of Operations................................................  F-4
Consolidated Statements of Stockholders' Equity......................................  F-5
Consolidated Statements of Cash Flows................................................  F-6
Notes to Consolidated Financial Statements...........................................  F-7

ACQUIRED COMPANY (COMMONWEALTH SCIENTIFIC CORPORATION)

Report of Independent Public Accountants.............................................  F-22
Balance Sheets.......................................................................  F-23
Statements of Operations.............................................................  F-25
Statements of Stockholders' Equity...................................................  F-26
Statements of Cash Flows.............................................................  F-27
Notes to Financial Statements........................................................  F-28

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of CVC, Inc.

    The stock split described in Note 1 to the consolidated financial statements has not been consummated at September 10, 1999. When it has been consummated, we will be in a position to furnish the following report:

        "In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CVC, Inc. (the "Company") and its subsidiary at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

PricewaterhouseCoopers LLP
Rochester, New York
November 12, 1998,

    except as to Note 1,

    which is as of October   , 1999

                                   CVC, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                        SEPTEMBER 30,                   PRO FORMA
                                                                                     --------------------  JUNE 30,   JUNE 30, 1999
                                                                                       1997       1998       1999       (NOTE 1)
                                                                                     ---------  ---------  ---------  -------------
                                                                                                                 (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents........................................................  $   2,161  $     106  $     767    $     767
  Accounts receivable--trade (includes related party receivables of $3,485 and
    $1,397 at September 30, 1997 and 1998, respectively, and $4,515 at June 30,
    1999 (unaudited) less allowance for doubtful accounts of $149, and $345 at
    September 30, 1997 and 1998, respectively, and $741 at June 30, 1999
    (unaudited))...................................................................      8,288      7,026     16,210       16,210
  Inventories......................................................................     22,360     18,811     29,308       29,308
  Deferred income taxes............................................................      1,153      1,431      2,605        2,605
  Other current assets.............................................................        651      1,055      1,193        1,193
                                                                                     ---------  ---------  ---------  -------------
                                                                                        34,613     28,429     50,083       50,083
Property, plant and equipment, net.................................................      9,130     13,901     20,268       20,268
Goodwill and other intangible assets...............................................         90        434      1,276        1,276
                                                                                     ---------  ---------  ---------  -------------
        Total assets...............................................................  $  43,833  $  42,764  $  71,627    $  71,627
                                                                                     ---------  ---------  ---------  -------------
                                                                                     ---------  ---------  ---------  -------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current portion of long-term debt (includes related
    party note of $1,000 at September 30, 1997)....................................  $   2,295  $   5,689      7,817        7,817
  Accounts payable.................................................................      9,993      7,221      9,083        9,083
  Advances from customers (includes related party amounts of $1,691 and $463 at
    September 30, 1997 and 1998, respectively, and $4,356 at June 30, 1999
    (unaudited))...................................................................      8,652      1,167      6,883        6,883
  Other current liabilities........................................................      4,414      3,448      5,960        5,960
                                                                                     ---------  ---------  ---------  -------------
                                                                                        25,354     17,525     29,743       29,743

Long-term debt (includes related party note of $1,500 at September 30, 1997 and
  1998)............................................................................      5,309     11,379      8,674        8,674
Deferred income taxes..............................................................      1,403      1,393      1,614        1,614
Other liabilities..................................................................        339        487        762          762
                                                                                     ---------  ---------  ---------  -------------
        Total liabilities..........................................................     32,405     30,784     40,793       40,793
Commitments (Note 14)
Stockholders' equity:
  Preferred stock, $.01 par value per share; 502,500 shares authorized; shares issued and outstanding:
  Series C--100,000 shares in 1999 (liquidation preference of $10,000,000).........         --         --      9,855           --
  Series D--100,000 shares pro forma (liquidation preference of $10,000,000).......                                        10,000
  Series B--60,492 shares at September 30, 1997 and 1998 and June 30, 1999
    (liquidation preference of $9,000,000).........................................      8,355      8,355      8,355           --
  Series A--1,685 shares at September 30, 1997 and 1998 and June 30, 1999
    (liquidation preference of $1,685,000).........................................      1,685      1,685      1,685           --
Common Stock, $.01 par value per share; 50,000,000 shares authorized; 849,260 shares issued and outstanding at September 30, 1997, 1,057,931 shares issued and outstanding at September 30, 1998 and 2,345,394 shares issued and outstanding at
  June 30, 1999....................................................................          8         10         23           84
Additional paid-in capital.........................................................        772      1,100      9,249       19,083
Warrant............................................................................         --         --         14           14
Unamortized deferred compensation..................................................       (254)      (252)      (168)        (168)
Retained earnings..................................................................        949      1,213      1,952        1,952
Minimum pension liability..........................................................        (87)      (131)      (131)        (131)
                                                                                     ---------  ---------  ---------  -------------
Total stockholders' equity.........................................................     11,428     11,980     30,834       30,834
                                                                                     ---------  ---------  ---------  -------------
Total liabilities and stockholders' equity.........................................  $  43,833  $  42,764  $  71,627    $  71,627
                                                                                     ---------  ---------  ---------  -------------
                                                                                     ---------  ---------  ---------  -------------

   The accompanying notes are an integral part of these financial statements.

                                   CVC, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                             NINE MONTHS ENDED
                                                             YEAR ENDED SEPTEMBER 30,             JUNE 30,
                                                          -------------------------------  ----------------------
                                                            1996       1997       1998       1998        1999
                                                          ---------  ---------  ---------  ---------  -----------
                                                                                                (UNAUDITED)
Revenues (includes sales to related party of $27,795,
  $29,244 and $21,322, for the year ended September 30,
  1996, 1997 and 1998, respectively) and $16,455 and
  $18,566 for the nine months ended June 30, 1998 and
  1999, respectively (unaudited)........................  $  48,378  $  62,588  $  68,173  $  54,275   $  55,795
Cost of goods sold (includes cost of goods sold to
  related party of $16,162, $17,352 and $11,115 for the
  year ended September 30, 1996, 1997 and 1998,
  respectively) and $9,438 and $10,011 for the nine
  months ended June 30, 1998 and 1999, respectively
  (unaudited)...........................................     33,755     41,286     42,019     33,504      34,166
                                                          ---------  ---------  ---------  ---------  -----------

Gross margin............................................     14,623     21,302     26,154     20,771      21,629

Operating expenses
  Research and development..............................      4,346      9,055     12,615      9,844       8,489
  In-process R&D write-off..............................         --         --         --         --       1,174
  Sales and marketing...................................      4,777      5,613      7,696      5,593       6,395
  General and administrative............................      2,124      2,539      3,476      2,898       2,953
                                                          ---------  ---------  ---------  ---------  -----------
                                                             11,247     17,207     23,787     18,335      19,011
                                                          ---------  ---------  ---------  ---------  -----------

Income from operations..................................      3,376      4,095      2,367      2,436       2,618

Other income/(expense)
  Write-off of deferred charges.........................         --         --       (675)        --          --
  Interest and other income.............................        102         11        171          6         494
  Interest expense......................................       (299)      (604)    (1,325)      (937)       (849)
                                                          ---------  ---------  ---------  ---------  -----------
                                                               (197)      (593)    (1,829)      (931)       (355)
                                                          ---------  ---------  ---------  ---------  -----------

Income before income taxes..............................      3,179      3,502        538      1,505       2,263
Income taxes............................................         --      1,457        274        626       1,524
                                                          ---------  ---------  ---------  ---------  -----------
Net income..............................................  $   3,179  $   2,045  $     264  $     879   $     739
                                                          ---------  ---------  ---------  ---------  -----------
                                                          ---------  ---------  ---------  ---------  -----------

Net income per share:
  Basic.................................................  $    4.33  $    2.67  $    0.26  $    0.86   $    0.58
                                                          ---------  ---------  ---------  ---------  -----------
                                                          ---------  ---------  ---------  ---------  -----------
  Diluted...............................................  $    0.46  $    0.29  $    0.04  $    0.12   $    0.09
                                                          ---------  ---------  ---------  ---------  -----------
                                                          ---------  ---------  ---------  ---------  -----------

   The accompanying notes are an integral part of these financial statements.

                                   CVC, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                           SERIES A PREFERRED     SERIES B PREFERRED          SERIES C
                                                                 STOCK                  STOCK             PREFERRED STOCK
                                                         ----------------------  --------------------  ----------------------
                                                           NUMBER                 NUMBER                 NUMBER
                                                             OF                     OF                     OF
                                                           SHARES      AMOUNT     SHARES     AMOUNT      SHARES      AMOUNT
                                                         -----------  ---------  ---------  ---------  -----------  ---------
Balance at October 1, 1995.............................       1,685   $   1,685     60,492  $   8,355
Minimum pension liability..............................
Net income.............................................
                                                              -----   ---------  ---------  ---------  -----------  ---------
Balance at September 30, 1996..........................       1,685       1,685     60,492      8,355      --          --
Issuance of common stock...............................
Minimum pension liability..............................
Deferred compensation..................................
Amortization of deferred compensation..................
Net income.............................................
                                                              -----   ---------  ---------  ---------  -----------  ---------
Balance at September 30, 1997..........................       1,685       1,685     60,492      8,355      --          --
Issuance of common stock...............................
Minimum pension liability..............................
Deferred compensation..................................
Amortization of deferred compensation..................
Net income.............................................
                                                              -----   ---------  ---------  ---------  -----------  ---------
Balance at September 30, 1998..........................       1,685       1,685     60,492      8,355      --          --
                      (UNAUDITED)
Issuance of preferred stock and warrant................                                                   100,000   $   9,855
Issuance of common stock...............................
Minimum pension liability..............................
Deferred compensation..................................
Amortization of deferred compensation..................
Net income.............................................
                                                              -----   ---------  ---------  ---------  -----------  ---------
Balance at June 30, 1999...............................       1,685   $   1,685     60,492  $   8,355     100,000   $   9,855
                                                              -----   ---------  ---------  ---------  -----------  ---------
                                                              -----   ---------  ---------  ---------  -----------  ---------


                                                                     COMMON STOCK
                                                         -------------------------------------
                                                           NUMBER                                             UNAMORTIZED
                                                             OF            PAR        PAID-IN                  DEFERRED
                                                           SHARES         VALUE       CAPITAL     WARRANT    COMPENSATION
                                                         -----------  -------------  ---------  -----------  -------------
Balance at October 1, 1995.............................      735,160    $       7    $     450
Minimum pension liability..............................
Net income.............................................
                                                         -----------          ---    ---------         ---        ------
Balance at September 30, 1996..........................      735,160            7          450
Issuance of common stock...............................      114,100            1           57
Minimum pension liability..............................
Deferred compensation..................................                                    261                 $    (261)
Amortization of deferred compensation..................                                                                7
Net income.............................................
                                                         -----------          ---    ---------         ---        ------
Balance at September 30, 1997..........................      849,260            8          772                      (254)
Issuance of common stock...............................      313,007            2          219
Minimum pension liability..............................
Deferred compensation..................................                                    109                      (109)
Amortization of deferred compensation..................                                                              111
Net income.............................................
                                                         -----------          ---    ---------         ---        ------
Balance at September 30, 1998..........................    1,057,931           10    $   1,100                      (252)
                      (UNAUDITED)
Issuance of preferred stock and warrant................                                          $      14
Issuance of common stock...............................    1,287,463           13        8,155
Minimum pension liability..............................
Deferred compensation..................................                                     (6)                        6
Amortization of deferred compensation..................                                                               78
Net income.............................................
                                                         -----------          ---    ---------         ---        ------
Balance at June 30, 1999...............................    2,345,394    $      23    $   9,249   $      14     $    (168)
                                                         -----------          ---    ---------         ---        ------
                                                         -----------          ---    ---------         ---        ------


                                                                      MINIMUM
                                                         RETAINED     PENSION
                                                         EARNINGS    LIABILITY
                                                         ---------  -----------
Balance at October 1, 1995.............................  $  (4,275)  $     (42)
Minimum pension liability..............................                    (44)
Net income.............................................      3,179
                                                         ---------       -----
Balance at September 30, 1996..........................     (1,096)        (86)
Issuance of common stock...............................
Minimum pension liability..............................                     (1)
Deferred compensation..................................
Amortization of deferred compensation..................
Net income.............................................      2,045
                                                         ---------       -----
Balance at September 30, 1997..........................        949         (87)
Issuance of common stock...............................
Minimum pension liability..............................                    (44)
Deferred compensation..................................
Amortization of deferred compensation..................
Net income.............................................        264
                                                         ---------       -----
Balance at September 30, 1998..........................      1,213        (131)
                      (UNAUDITED)
Issuance of preferred stock and warrant................
Issuance of common stock...............................
Minimum pension liability..............................
Deferred compensation..................................
Amortization of deferred compensation..................
Net income.............................................        739
                                                         ---------       -----
Balance at June 30, 1999...............................  $   1,952   $    (131)
                                                         ---------       -----
                                                         ---------       -----

   The accompanying notes are an integral part of these financial statements.

                                   CVC, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                NINE MONTHS ENDED
                                                                 YEAR ENDED SEPTEMBER 30,            JUNE 30,
                                                              -------------------------------  --------------------
                                                                1996       1997       1998       1998       1999
                                                              ---------  ---------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
Cash flows from operating activities:
      Net income............................................  $   3,179  $   2,045  $     264  $     878  $     739
Adjustments to reconcile net income to net cash (used)
  provided by operating activities:.........................
  In process R&D write-off..................................         --         --         --         --      1,174
  Depreciation and amortization.............................        937      1,285      2,167      1,473      2,860
  Provision for deferred taxes..............................       (452)       461       (259)        --         --
  Changes in operating assets and liabilities -
    Accounts receivable (including related party)...........       (579)    (3,406)     1,262       (874)    (6,697)
    Inventories.............................................     (6,433)    (5,767)     1,721        530      3,388
    Other assets............................................        212       (405)      (931)    (1,087)       286
    Accounts payable........................................      3,198      4,556     (2,772)    (3,412)    (2,274)
    Advances from customers (including related party).......     (2,585)     3,035     (7,485)    (5,678)     2,999
    Other liabilities.......................................      1,004      1,299       (890)      (123)    (1,105)
                                                              ---------  ---------  ---------  ---------  ---------
      Total adjustments.....................................     (4,698)     1,058     (7,187)    (9,171)       631
                                                              ---------  ---------  ---------  ---------  ---------
      Net cash (used) provided by operating activities......     (1,519)     3,103     (6,923)    (8,293)     1,370
                                                              ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Capital expenditures......................................     (3,680)    (2,805)    (4,817)    (4,281)    (3,556)
                                                              ---------  ---------  ---------  ---------  ---------
      Net cash used in investing activities.................     (3,680)    (2,805)    (4,817)    (4,281)    (3,556)
                                                              ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Net proceeds from (payments on) line of credit............         --        527      3,612      4,049     (2,433)
  Payments on notes payable (including related party).......         --         --     (1,127)      (960)    (1,500)
  Proceeds from long-term debt..............................      3,000      2,000      8,000      8,000         --
  Payments on long-term debt and capital lease
    obligations.............................................       (229)    (1,452)    (1,021)      (814)    (3,143)
  Net proceeds from issuance of preferred stock.............         --         --         --         --      9,855
  Net proceeds from issuance of common stock................         --         58        221        244         68
                                                              ---------  ---------  ---------  ---------  ---------
      Net cash provided by financing activities.............      2,771      1,133      9,685     10,519      2,847
                                                              ---------  ---------  ---------  ---------  ---------
Net (decrease) increase in cash and cash equivalents........     (2,428)     1,431     (2,055)    (2,055)       661
Cash and cash equivalents, beginning of period..............      3,158        730      2,161      2,161        106
                                                              ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents, end of period....................  $     730  $   2,161  $     106  $     106  $     767
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Non-cash investing transaction:
  Equipment capitalized from inventory......................  $      --  $      --  $   1,828  $   1,828  $     645
Cash paid during the year for:
  Interest..................................................  $     346  $     542  $   1,287  $     895  $     867
  Income taxes..............................................  $     147  $     782  $   1,430  $   1,428  $   1,100

   The accompanying notes are an integral part of these financial statements.

                                   CVC, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

    In 1990, CVC, Inc. (CVC or the Company) acquired CVC Products, Inc. (CVC Products) at which time the Company was incorporated under the laws of the State of Delaware. CVC Products had been originally founded in 1934 in Rochester, New York as the experimental vacuum processing group of Eastman Kodak Company. The Company maintains offices in Rochester, New York, Alexandria, Virginia, Fremont, California, Garland, Texas, Minneapolis, Minnesota, Japan and Northern Ireland.

    CVC is engaged in the design, development, manufacturing and marketing of thin film fabrication and processing equipment for the data storage and semiconductor industries worldwide. The Company's products are focused on the thin film recording head equipment market and semiconductor integrated circuit market. In particular, the Company designs and manufactures modular, multi-process, single wafer cluster tool deposition systems for commercial production of thin film recording heads and semiconductor integrated circuits.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements of the Company include its subsidiary, CVC Products, after elimination of all significant intercompany balances and transactions.

UNAUDITED PRO FORMA BALANCE SHEET

    The Company's Series A and Series B Convertible Preferred Stock automatically converts into common stock and the Company's Series C Convertible Preferred Stock automatically converts into common stock and Series D Redeemable Preferred Stock concurrent with the closing of an initial public offering (Note
10). Accordingly, the unaudited pro forma balance sheet has been presented on a basis to give effect to the automatic conversion of such stock as of the closing date of the initial public offering which stock is assumed to have been converted as of June 30, 1999.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at year-end as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits, temporary investments and accounts receivable (including related party receivables--Note
12). Cash is placed primarily in high quality short-term interest bearing financial instruments.

    The Company performs ongoing credit evaluations of its customers' financial condition and the Company maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable.

                                   CVC, INC.

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of the Company's financial instruments, including cash and cash equivalents and accounts receivable, approximates their fair value at September 30, 1997 and 1998, as the maturities of these instruments are all short term. Due to differences in the stated interest rates on certain short and long-term debt obligations compared to prevailing rates, the fair value of these instruments does vary from their carrying amounts; however, such differences are immaterial.

REVENUE RECOGNITION

    Revenue from the sale of equipment is recognized upon shipment. Provisions for estimated product warranty and installation costs are recorded at the time revenue is recognized. The Company generally warrants its new systems for 15 months from the date of shipment. Such warranties provide that new systems are free from defects in materials and workmanship under normal use. Warranty and installation costs incurred by the Company and the related warranty and installation accruals for each of the three years in the period ended September 30, 1998 are immaterial.

    Amounts received from customers in advance of product shipment are classified as customer advances.

CASH AND CASH EQUIVALENTS

    Cash equivalents consist of highly liquid debt instruments with original maturities of three months or less.

INVENTORIES

    Inventories, which include materials, labor and overhead, are recorded at the lower of cost, determined by the first-in, first-out method, or market value. The Company provides inventory reserves for excess, obsolete or slow-moving inventory based on changes in customer demand, technology developments, and other economic factors.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of 3 to 10 years for equipment, furniture and fixtures and 40 years for buildings. Building improvements are depreciated over the shorter of 10 years or the remaining life of the building or the useful life of the improvement. Maintenance and repairs are expensed as incurred. Improvements which extend the useful life of property, plant and equipment are capitalized. Upon retirement or disposal of an asset, the asset and the related accumulated depreciation are eliminated from the accounts with gains and losses recorded in the statement of income.

CAPITALIZED SOFTWARE COSTS

    The Company capitalizes the costs associated with purchased software and subsequently amortizes such costs on a units-of-production basis over their estimated remaining economic life, generally 3 years. These amounts, which are included in other assets, are reported at the lower of the unamortized cost or net realizable value and are immaterial.

                                   CVC, INC.

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred.

INCOME TAXES

    The Company accounts for income taxes using the asset and liability approach which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of such assets and liabilities.

    This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for deductible temporary differences and net operating loss and tax credit carryforwards.

CHANGE IN ACCOUNTING ESTIMATE

    Effective October 1, 1995, the Company decreased the estimated service lives of certain depreciable assets. The Company believes that the revised lives more accurately reflect the estimated period of benefit of such assets. The change resulted in a decrease in pre-tax income of $191,000 for the year ended September 30, 1996.

NEW ACCOUNTING STANDARDS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company will implement SFAS 130 and SFAS 131 as required in fiscal 1999, which will require the Company to report and display certain information related to comprehensive income and operating segments, respectively. Adoption of SFAS 130 and SFAS 131 is not expected to impact the Company's financial position or results of operations.

STOCK SPLIT

    On October 14, 1997, the Company declared a 3-for-1 stock split in the form of a stock dividend to stockholders of record at the close of business on October 31, 1997. This stock split increased the number of common shares outstanding by 849,260. All references in the consolidated financial statements referring to share prices, conversion rates, per share amounts, stock option plans and common shares issued and outstanding have been adjusted retroactively for the 3-for-1 stock split.

    On August 30, 1999, the Company declared a 2-for-3 reverse stock split effective for stockholders of record upon the closing of an initial public offering. This reverse stock split will decrease the number of common shares outstanding by 1,172,697. All references in the consolidated financial statements referring to share prices, conversion rates, per share amounts, stock option plans and common shares issued and/or outstanding have been adjusted retroactively for the 2-for-3 reverse stock split.

                                   CVC, INC.

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INTERIM RESULTS (UNAUDITED)

    The interim financial statements as of June 30, 1999 and for the nine months ended June 30, 1998 and 1999 are unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the interim periods. The operating results for the nine months ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year ending September 30, 1999.

RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2--ACQUISITION (UNAUDITED)

    On May 10, 1999, the Company acquired Commonwealth Scientific Corporation (Commonwealth), a Virginia based company which offers ion beam modules and systems which provide ion beam etching, deposition and diamond-line carbon (DLC) processes and ion beam sources for research and development (R&D) and original equipment manufacturer customers. The purchase price of $8,498,000 was comprised of the issuance of 1,268,797 shares of the Company's common stock, exchanged and assumed options in Commonwealth for options to purchase 286,223 shares of the Company's common stock, and related acquisition costs. The issuance of the Company's stock was recorded at fair market value, and the assumed options were recorded at fair market value using the Black-Scholes option pricing model. The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows (in thousands):

Net tangible assets of Commonwealth.................................  $   6,298
Purchased in-process R&D............................................      1,174
Intangible assets:
  Workforce in place................................................        704
  Current technology................................................        265
  Goodwill..........................................................         57
                                                                      ---------
Total purchase price................................................  $   8,498
                                                                      ---------
                                                                      ---------

    The net tangible assets includes a write-up Commonwealth's property to fair market value of $600,000 and the recognition of a restructuring liability approximating $639,000. The restructuring liability relates to the costs of exiting certain leased facilities and the reduction of Commonwealth's workforce by approximately 20%.

    The purchased in-process R&D includes the value of products in the development stage, which have not reached technological feasibility and for which there is no alternative future use. In accordance with applicable accounting rules, purchased in-process R&D is required to be expensed. Accordingly, the amount of $1,174,000 was expensed in the third quarter of fiscal 1999.

    The amortization period of intangible assets related to workforce in place, current technology and goodwill are ten years, five years and seven years, respectively.

                                   CVC, INC.

NOTE 2--ACQUISITION (UNAUDITED) (CONTINUED)
    The operating results of Commonwealth have been included in the Company's consolidated statement of operations from the date of acquisition. The unaudited pro forma results below assume the acquisition occurred on October 1, 1997 and October 1, 1998 (in thousands):

                                                                   PRO FORMA
                                                  --------------------------------------------
                                                                        FOR THE NINE MONTHS
                                                  FOR THE YEAR ENDED           ENDED
                                                  SEPTEMBER 30, 1998       JUNE 30, 1999
                                                  ------------------  ------------------------
Net sales.......................................     $    112,060            $   74,721
Operating income (loss).........................            4,782                  (639)
Net income (loss)...............................            2,196                (1,083)
Net income (loss) per share:
  --Basic.......................................     $       0.96            $    (0.47)
  --Diluted.....................................     $       0.26            $    (0.47)

    The pro forma results include amortization of the intangibles presented above, cost reductions related to the restructuring charges and exclude the write-off of the in-process R&D in each period. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each of the fiscal periods presented, nor are they necessarily indicative of future consolidated results.

NOTE 3--INVENTORIES

    Inventories consisted of the following at September 30, 1997 and 1998 and June 30, 1999 (in thousands):

                                                               1997       1998        1999
                                                             ---------  ---------  -----------
                                                                                   (UNAUDITED)
Component parts............................................  $  11,268  $   8,976   $  15,866
Work-in-process............................................      6,169      5,615      11,451
Finished goods.............................................      5,208      4,917       3,710
                                                             ---------  ---------  -----------
                                                                22,645     19,508      31,027
    Less--reserve for obsolescence.........................       (285)      (697)     (1,719)
                                                             ---------  ---------  -----------
                                                             $  22,360  $  18,811   $  29,308
                                                             ---------  ---------  -----------
                                                             ---------  ---------  -----------

                                   CVC, INC.

NOTE 4--PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consisted of the following at September 30, 1997 and 1998 (in thousands):

                                                                            1997       1998
                                                                          ---------  ---------
Land....................................................................  $     625  $     625
Buildings and improvements..............................................      5,117      5,954
Machinery and equipment.................................................      6,235     10,358
                                                                          ---------  ---------
                                                                             11,977     16,937
  Less--Accumulated depreciation........................................     (2,847)    (4,721)
                                                                          ---------  ---------
                                                                              9,130     12,216
Construction-in-process.................................................         --      1,685
                                                                          ---------  ---------
                                                                          $   9,130  $  13,901
                                                                          ---------  ---------
                                                                          ---------  ---------

    Construction-in-process is mainly comprised of machinery and equipment which will be placed in service subsequent to September 30, 1998.

    Included in property, plant and equipment is $2,220,000 for a building held under a capital lease agreement at September 30, 1997 and 1998. Related accumulated amortization at September 30, 1997 and 1998 was $347,000 and $403,000, respectively.

    Total depreciation and amortization expense on plant and equipment was $727,000, $1,215,000 and $1,874,000 in 1996, 1997 and 1998, respectively. Total depreciation expense on assets under capital leases was $83,000 in 1996 and $56,000 in 1997 and 1998, respectively.

NOTE 5--OTHER CURRENT LIABILITIES

    Other current liabilities consisted of the following at September 30, 1997 and 1998 (in thousands):

                                                                               1997       1998
                                                                             ---------  ---------
Accrued payroll and benefits...............................................  $   1,176  $     874
Other current liabilities..................................................      3,238      2,574
                                                                             ---------  ---------
                                                                             $   4,414  $   3,448
                                                                             ---------  ---------
                                                                             ---------  ---------

NOTE 6--NOTES PAYABLE AND LONG-TERM DEBT

    In August 1974, the Company entered into an agreement with a local government agency under which the agency's bond proceeds of $2,400,000 were used to purchase land and construct an operating facility for lease to the Company. The industrial revenue bond obligation required monthly payments of principal and interest at 8% (approximately $19,000 in total). In September 1997, the Company refinanced the remaining principal of the industrial revenue bond with the proceeds of a new mortgage credit facility with a principal of $2,000,000. The lease term extends to December 31, 2007, at which time title to the property passes, upon payment of nominal consideration by the Company. The new mortgage credit facility requires monthly payments of approximately $16,000 through October 1, 2007, calculated based upon an amortization period of twenty years. In addition, on October 1, 2007, the Company will pay a final installment equal to the outstanding principal and interest on the credit

                                   CVC, INC.

NOTE 6--NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED) facility based upon the actual term of this facility which is ten years. The interest rate on $500,000 of the mortgage credit facility is 5.29% until October 1, 1999 after which the rate increases to 8.29% through September 30, 2002, consistent with the interest rate on $1,500,000 of the credit facility. Beginning October 1, 2002, the Company will likely elect to pay interest on the remaining principal at the then prime rate plus one-half percent, or a rate equal to 225 basis points above the yield on U.S. treasury bonds. The obligation is secured by certain land and buildings with a net book value of $2,242,400 at September 30, 1998.

    In December 1990, the Company borrowed $254,000 from former stockholders of CVC Products, Inc. The obligation, which required annual interest payments at 9%, was paid in full in December 1997.

    In November 1990, the Company borrowed $1,500,000 from a company whose president is a director and shareholder of the Company. In December 1991, the Company borrowed an additional $1,000,000 from this company. The borrowings are evidenced by notes, which are unsecured and require quarterly interest payments at 9%. The $1,000,000 note was paid in full in November 1997 and the $1,500,000 note was paid in full in January 1999. Interest expense on these notes totaled $225,000 in 1996 and 1997 and $138,000 in 1998.

    In September 1996, the Company borrowed $3,000,000 from a commercial bank. The five year term loan requires monthly payments of principal and interest at prime plus 1/2% through October 1, 2001. The obligation is secured by certain equipment and capital assets.

    In connection with this term loan, the Company entered into an interest rate cap contract in October 1996 to hedge the risk associated with rising interest rates and capping the rate on this loan at 10 1/2%. The cost of the contract was $29,000, which is being amortized over the term of the loan.

    In April 1998, the Company borrowed $8,000,000 from a commercial bank. The seven year term loan requires monthly payments of principal and interest at 8.39% until April 2005. The obligation is secured by certain personal property and other intangibles of the Company including patents, patent applications and trademarks.

    The Company also has a bank line of credit at September 30, 1998 which allows for maximum borrowings of $10,000,000 based on certain financial criteria. Maximum allowable borrowings based on the criteria at September 30, 1998 were $5,926,000. Borrowings under the agreements are at an interest rate of prime plus 1/2%. There was approximately $4,139,000 outstanding under the line of credit at September 30, 1998.

    The debt agreements contain financial covenants requiring the Company to maintain certain debt to equity, capital, and current ratios, as well as certain customer order, income, and operating cash flow levels. The agreement also imposes limitations on the incurrence of additional debt. The Company is in compliance with all covenants at September 30, 1998 and June 30, 1999.

                                   CVC, INC.

NOTE 6--NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)
    A summary of the notes payable and long-term debt outstanding at September 30, 1997 and 1998 is as follows (in thousands):

                                                                             1997       1998
                                                                           ---------  ---------
Term loan, 5 year........................................................  $   2,450  $   1,850
Term loan, 7 year........................................................         --      7,624
Notes payable due former stockholders....................................        127         --
Notes payable due related party..........................................      2,500      1,500
Mortgage credit facility.................................................      2,000      1,955
Borrowings on line of credit.............................................        527      4,139
                                                                           ---------  ---------
                                                                               7,604     17,068
    Less--Current portion................................................     (2,295)    (5,689)
                                                                           ---------  ---------
                                                                           $   5,309  $  11,379
                                                                           ---------  ---------
                                                                           ---------  ---------

    The aggregate maturities for debt over the next five years and thereafter are as follows (in thousands):, 1999--$5,689, 2000--$3,117, 2001--$1,709,
2002--$1,257, and 2003 and thereafter--$5,296.

NOTE 7--INCOME TAXES

    The components of income taxes for the years ended September 30, 1996, 1997 and 1998 are as follows (in thousands):

                                                                       1996       1997       1998
                                                                     ---------  ---------  ---------
Current:
  Federal..........................................................  $     145  $     604  $     417
  State............................................................        307        392        116
                                                                     ---------  ---------  ---------
                                                                           452        996        533
Deferred:
  Federal..........................................................       (145)       475       (211)
  State............................................................       (307)       (14)       (48)
                                                                     ---------  ---------  ---------
                                                                          (452)       461       (259)
                                                                     ---------  ---------  ---------
                                                                     $      --  $   1,457  $     274
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

                                   CVC, INC.

NOTE 7--INCOME TAXES (CONTINUED)
    The significant components of deferred tax assets and liabilities at September 30, 1997 and 1998 are as follows (in thousands):

                                                                             1997       1998
                                                                           ---------  ---------
Deferred tax assets:
  Net operating loss carryforwards.......................................  $     228  $     175
  Inventories............................................................        266        455
  State and federal tax credits..........................................        100        122
  Allowance for doubtful accounts........................................         59        138
  Accrued compensation and benefits......................................        182        240
  Other accruals.........................................................        707        577
                                                                           ---------  ---------
                                                                               1,542      1,707
                                                                           ---------  ---------
Deferred tax liabilities:
  Unamortized inventory accounting change................................       (805)      (605)
  Property, plant and equipment..........................................       (832)      (962)
                                                                           ---------  ---------
                                                                              (1,637)    (1,567)
                                                                           ---------  ---------
Deferred tax asset valuation allowance...................................       (155)      (102)
                                                                           ---------  ---------
Net deferred tax asset (liability).......................................  $    (250) $      38
                                                                           ---------  ---------
                                                                           ---------  ---------

    The differences between income taxes (benefit) at the U.S. statutory rate and the effective rate for the years ended September 30, 1996, 1997 and 1998 are summarized as follows (in thousands):

                                                                      1996       1997       1998
                                                                    ---------  ---------  ---------
Provision at federal statutory rate...............................  $   1,081  $   1,191  $     183
State taxes, net of federal benefit...............................        228        213         45
Permanent items...................................................         31         53        101
Release of valuation allowance....................................     (1,459)        --        (53)
Other.............................................................        119         --         (2)
                                                                    ---------  ---------  ---------
Income tax expense................................................  $      --  $   1,457  $     274
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

    During 1996 and 1998, the valuation allowance, which relates to net operating loss carryforwards and state investment credits, was reduced by $1,459,000 and $53,000,, respectively, due to the increased likelihood the benefits will be recognized.

    The net operating tax loss carryforwards of approximately $435,000 expire at various times through 2010. Their use is limited to approximately $135,000 per year; however, the annual limitation may be increased by any unused amount from the prior year.

                                   CVC, INC.

NOTE 8--EMPLOYEE BENEFIT PLANS

    The Company maintains a 401(k) profit sharing plan covering substantially all employees who meet certain age and length of service requirements. The Company contributes a percentage of the amount of salary deferral contributions made by each participating employee. Any additional contributions by the Company are discretionary. The amounts charged to expense related to this plan were approximately $80,000, $92,000 and $222,000 in fiscal years 1996, 1997 and 1998, respectively.

    The Company had a noncontributory defined benefit pension plan. The Company froze this plan effective September 30, 1991 at which time all benefits became fully vested. Benefits were based on historical compensation levels and years of service. The Company's funding policy is to contribute annually an amount, based on actuarial computations, which would satisfy the Internal Revenue Service's funding standards. Approximately $122,000 was included in other liabilities at September 30, 1997 and 1998 for accrued pension costs. Further, the Company has recorded an additional minimum pension liability representing the excess of the unfunded accumulated benefit obligation over plan assets. The additional minimum liability was charged to stockholders' equity, net of income taxes.

NOTE 9--POSTRETIREMENT HEALTH CARE BENEFITS

    The Company provides health care and life insurance benefits to certain retired hourly employees as well as health care benefits to salaried retirees employed prior to December 31, 1996. The Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of October 1, 1995. As permitted under SFAS No. 106, the Company has elected to amortize the unfunded accrued postretirement benefit obligation at adoption over a 20-year period.

    Details of costs for retiree benefits for the years ended September 30, 1996, 1997 and 1998 are as follows (in thousands):

                                                                          1996       1997       1998
                                                                        ---------  ---------  ---------
Service cost..........................................................  $      31  $      68  $      90
Interest cost on benefit obligation...................................         81         82         78
Amortization..........................................................         56         56         56
                                                                        ---------  ---------  ---------
Retiree health care cost..............................................  $     168  $     206  $     224
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

    An analysis of amounts shown in the consolidated balance sheet at September 30, 1997 and 1998 is as follows (in thousands):

                                                                              1997       1998
                                                                            ---------  ---------
Accumulated postretirement benefit obligation:
  Retirees................................................................  $     852  $     810
  Active participants.....................................................        346        465
                                                                            ---------  ---------
                                                                                1,198      1,275
Unrecognized prior service cost...........................................         --        (39)
Unrecognized net gain.....................................................         18         73
Unrecognized transition obligation........................................     (1,000)      (944)
                                                                            ---------  ---------
Retirement benefit liability..............................................  $     216  $     365
                                                                            ---------  ---------
                                                                            ---------  ---------

                                   CVC, INC.

NOTE 9--POSTRETIREMENT HEALTH CARE BENEFITS (CONTINUED)
    The funding policy for retiree health care and life insurance benefits is generally to pay covered expenses as they are incurred.

    The actuarial calculation assumes a health care average inflation rate of 4.7% in 1998 and grades down uniformly to 3.6% in 2004 and remains level thereafter. The health care cost trend rate has an effect on the amounts reported. Increasing the health care inflation rate by 1% would increase the September 30, 1998 accumulated postretirement benefit obligation by $180,000, and the 1998 net postretirement health care cost by $36,000. The weighted average rate of compensation increase and discount rate used in determining the accumulated postretirement benefit obligation was 3% and 6.75%, respectively.

NOTE 10--STOCKHOLDERS' EQUITY

    In 1990, the Company issued 1,685 shares of 8% Series A Non-Cumulative Convertible Preferred Stock (Series A Preferred Stock). The Series A Preferred Stock is convertible at any time at the option of the holder into common stock at the rate of 1,600 shares of common stock for each share of Series A Preferred Stock. The liquidation preference of each share of Series A Preferred Stock is $1,000 and all declared but unpaid dividends. Preferred voting rights are one vote for each share of common stock into which the preferred shares may be converted. The Series A Preferred Stock will be automatically converted to 2,696,000 shares of common stock upon the closing of an initial public offering with a price per share in excess of $12.50 and aggregate gross proceeds of $10,000,000.

    In May 1995, the Company issued 60,492 shares of Series B Non-Cumulative Convertible Preferred Stock (Series B Preferred Stock). The Series B Preferred Stock is convertible at any time at the option of the holder into common stock at the rate of 40 shares of common stock for each share of Series B Preferred Stock. Preferred voting rights are one vote for each share of common stock into which the preferred shares may be converted. The Series B Preferred Stock will be automatically converted to 2,419,680 shares of common stock upon the closing of an initial public offering with a price per share in excess of $12.50 and aggregate gross proceeds of $10,000,000.

    In connection with the issuance of Series B Preferred Stock, the holder was granted a seven-year warrant to purchase 19,769 shares of Series B Preferred Stock at an exercise price of $223.17 per share of Series B Preferred Stock. Expenses directly associated with this issuance of approximately $645,000 were netted against proceeds. The liquidation preference of each share of Series B Preferred Stock is $148.78 and all declared but unpaid dividends. Upon the automatic conversion of the Company's then outstanding shares of Series B Preferred Stock coincident to the closing of an initial public offering, the Company will execute a new warrant to the holder, with terms similar to the original Series B warrant, to purchase 790,760 shares of the Company's Common Stock at an exercise price of $5.58 per share in lieu of Series B Preferred Stock.

    (UNAUDITED) In December 1998, the Company issued 100,0000 shares of Series C Non-Cumulative Convertible Preferred Stock (Series C Preferred Stock). The Series C Preferred Stock is convertible at any time at the option of the holder into common stock at the rate of 10.1626 shares of common stock for each share of Series C Preferred Stock. Preferred voting rights are one vote for each share of common stock into which the preferred shares may be converted. The Series C Preferred Stock will be automatically converted to 1,016,260 shares of common stock as well as 100,000 shares of Series D Redeemable Preferred Stock upon the closing of an initial public offering with a price per share in excess of $12.50 and aggregate gross proceeds of $10,000,000.

                                   CVC, INC.

NOTE 10--STOCKHOLDERS' EQUITY (CONTINUED)
    (UNAUDITED) In connection with the issuance of Series C Preferred Stock, the holder was granted a seven-year warrant to purchase an aggregate of 133,333 shares of common stock at $15 per share. The warrant cannot be exercised until December 10, 2001. Additionally, the warrant will no longer be exercisable upon an initial public offering. A fair value of $14,000 was assigned to this warrant at the time of purchase.

    On October 14, 1997, the Company filed a Certificate of Amendment to the Certificate of Incorporation which increased total authorized common stock to 50,000,000 shares, $.01 par value, and total authorized preferred stock to 502,500 shares, $.01 par value.

    The Company grants options to key employees to purchase its common stock, generally at fair market value as of the date of grant, based upon valuations obtained contemporaneously from an independent appraiser. Such valuations have been obtained by the Company, primarily on a quarterly basis, since June 30, 1995. Options vest over a 3 to 5 year period and expire after 10 years from the date of grant.

    In October 1997, the Board of Directors and stockholders approved a new stock option plan, the 1997 Stock Option Plan (the "Plan"), under which options may be granted to employees of the Company. The Plan permits the grant of stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code, and nonqualified stock options, which do not so qualify. The Company has authorized and reserved 833,333 shares of common stock for issuance under the Plan. At September 30, 1998, options for 523,333 shares were available for grant under the Plan.

    During fiscal 1997 and 1998, approximately 203,333 and 160,000 options, respectively, were granted to employees at an amount which was less than the fair market value as of the grant date. Accordingly, the Company recorded unamortized deferred compensation expense for such options which vest over a 3 to 5 year period. Compensation expense will be amortized over the vesting period and unamortized compensation expense has been recorded as a reduction in stockholders' equity. During fiscal 1997 and 1998, compensation expense recognized in the statements of income approximated $7,000 and $111,000, respectively.

    Under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" the Company has elected to continue to account for its employee stock plans in accordance with the provisions of APB Opinion No. 25 which requires compensation costs to be recognized based on the intrinsic value of options at the grant date. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in fiscal years 1996, 1997 and 1998 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been the following (in thousands, except per share amounts):

                                                                                         1996       1997       1998
                                                                                       ---------  ---------  ---------

Net income (loss)               As reported..........................................  $   3,179  $   2,045  $     264
                                Pro forma............................................  $   3,169  $   1,954  $     (12)

Basic earnings per share        As reported..........................................  $    4.33  $    2.67  $    0.26
                                Pro forma............................................  $    4.31  $    2.55  $   (0.01)

Diluted earnings per share      As reported..........................................  $    0.46  $    0.29  $    0.04
                                Pro forma............................................  $    0.46  $    0.28  $    0.00

                                   CVC, INC.

NOTE 10--STOCKHOLDERS' EQUITY (CONTINUED)
    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model (minimum value method) with the weighted average assumptions of risk free interest rates (based on anticipated length of time until exercise) ranging from 5.32% to 6.69% and expected lives of five years.

    A summary of the status of the Company's stock option plan for the three years ended September 30, 1998 is as follows:

                                                                 NUMBER OF   WEIGHTED-AVERAGE
                                                                   SHARES     EXERCISE PRICE
                                                                 ----------  -----------------
Outstanding at October 1, 1995.................................   1,441,840      $    0.93
    Granted....................................................     194,200      $    4.04
    Canceled...................................................      51,000      $    1.37
                                                                 ----------
Outstanding at September 30, 1996..............................   1,585,040      $    1.32
    Granted....................................................     406,600      $    4.76
    Canceled...................................................     118,000      $    1.86
    Exercised..................................................     120,200      $    0.74
                                                                 ----------
Outstanding at September 30, 1997..............................   1,753,440      $    2.12
    Granted....................................................     427,667      $    7.80
    Canceled...................................................     205,995      $    9.08
    Exercised..................................................     199,338      $    0.84
                                                                 ----------
Outstanding at September 30, 1998..............................   1,775,774      $    2.82
    Assumed in Acquisition.....................................     286,223      $    5.97
    Granted....................................................     250,667      $    6.00
    Cancelled..................................................      49,275      $    6.95
    Exercised..................................................          --             --
                                                                 ----------          -----
Outstanding at June 30, 1999, unaudited........................   2,263,389      $    3.48

    The weighted average fair value of options granted during fiscal 1996 was $.73. The weighted-average fair value of options granted during fiscal 1997 and 1998 was $1.29

    The weighted-average exercise price of options granted to employees during 1997 and 1998 at an amount which was less than fair market value was $5.30 and $5.73, respectively. The weighted-average fair value of such options granted in 1997 and 1998 was $2.67 and $2.37, respectively.

    A summary of the options outstanding and exercisable as of September 30, 1998 is as follows:

                    OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
-----------------------------------------------------------  ------------------------
                                  WEIGHTED       WEIGHTED                  WEIGHTED
                                   AVERAGE        AVERAGE                   AVERAGE
    RANGE OF       NUMBER OF      REMAINING      EXERCISE     NUMBER OF    EXERCISE
    EXERCISE        OPTIONS      CONTRACTUAL     PRICE PER     OPTIONS     PRICE PER
PRICES PER SHARE  OUTSTANDING   LIFE IN YEARS      SHARE     OUTSTANDING     SHARE
----------------  -----------  ---------------  -----------  -----------  -----------
0$.63-$ 1.25....     848,507            3.4      $    0.66      848,507    $    0.66
3$.18-$ 4.17....     444,333            7.6      $    3.78      275,267    $    3.51
4$.85-$12.00....     482,933            9.2      $    5.93       39,733    $    5.42
                                         --
                  -----------                        -----   -----------       -----
0$.63- 12.00....   1,775,773            6.0      $    2.82    1,163,507    $    1.50

                                   CVC, INC.

NOTE 11--EARNINGS PER SHARE

    During the first quarter of fiscal 1998, the Company adopted the provisions of SFAS 128, "Earnings per Share." This statement replaces the presentation of primary earnings per share with a presentation of basic earnings per share and also requires dual presentation of diluted earnings per share. Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted average number of common shares actually outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

    The following table illustrates the calculation of both basic and diluted EPS for the years ended September 30, 1996, 1997 and 1998 and for the nine months ended June 30, 1998 and 1999 (in thousands):

                                                                                                   NINE MONTHS ENDED
                                                                    YEAR ENDED SEPTEMBER 30,            JUNE 30,
                                                                 -------------------------------  --------------------
                                                                   1996       1997       1998       1998       1999
                                                                 ---------  ---------  ---------  ---------  ---------
BASIC EARNINGS PER SHARE
Net income available to common shareholders....................  $   3,179  $   2,045  $     264  $     879  $     739
Weighted average number of common shares.......................        735        765      1,021      1,021      1,280
                                                                 ---------  ---------  ---------  ---------  ---------
Basic earnings per share.......................................  $    4.33  $    2.67  $    0.26  $    0.86  $    0.58
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------

DILUTED EARNINGS PER SHARE
Net income available to common shareholders....................  $   3,179  $   2,045  $     264  $     879  $     739
                                                                 ---------  ---------  ---------  ---------  ---------
Weighted average number of common shares.......................        735        765      1,021      1,021      1,280
Common equivalent shares related to stock options and
  convertible preferred stock..................................      6,179      6,227      6,049      6,035      6,764
                                                                 ---------  ---------  ---------  ---------  ---------
Weighted average common and common equivalent shares...........      6,914      6,992      7,070      7,056      8,044
                                                                 ---------  ---------  ---------  ---------  ---------
Diluted earnings per share.....................................  $    0.46  $    0.29  $    0.04  $    0.12  $    0.09
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------

    Certain antidilutive outstanding options and warrants were excluded from the computation of diluted EPS since their exercise prices exceed the average market price of the common shares during the period. The antidilutive stock options and warrants so excluded at the end of September 30, 1996, 1997 and 1998 and their associated exercise prices are summarized below. The options and warrants expire at various times between 2002 and 2008.

                                                     1996           1997            1998
                                                 -------------  -------------  --------------
Number of options and warrants.................        794,000        815,333         836,000
Exercise price.................................  $  4.04-$5.58  $  5.58-$5.73  $  5.58-$12.00

NOTE 12--TRANSACTIONS WITH RELATED PARTIES

    At September 30, 1997 and 1998, the Company had borrowings of $2,500,000 and $1,500,000, respectively, from a company whose president is a director and shareholder of the Company (Note 6). The Company has renegotiated the $1,500,000 note to extend the term to November 1999. Borrowings from this related party are reported as such in the balance sheets.

    Seagate Technology (Seagate), which provides products for storing, managing and accessing digital information on computers and data communications systems, is the Company's largest customer and a

                                   CVC, INC.

NOTE 12--TRANSACTIONS WITH RELATED PARTIES (CONTINUED) significant stockholder. Revenues, cost of goods sold, accounts receivable and unearned revenue associated with transactions between the Company and Seagate are reported as related party in the consolidated statements of operations and balance sheets. Management believes the selling prices and sales terms of such transactions are substantially consistent with those for unrelated third parties.

NOTE 13--SIGNIFICANT CUSTOMERS AND GEOGRAPHIC INFORMATION

    For the year ended September 30, 1996, sales to the Company's two largest customers comprised 57% and 13% of revenues, respectively. For the year ended September 30, 1997, sales to the Company's two largest customers comprised 47% and 11% of revenues, respectively. For the year ended September 30, 1998, sales to the Company's three largest customers comprised 31%, 16% and 11% of revenues, respectively.

    Export sales to customers (including related party sales) outside the United States represent 38%, 31% and 19% of the Company's revenues for the fiscal years ended September 30, 1996, 1997 and 1998, respectively. These export sales were made to the following geographic regions:

                                             EUROPE      ASIA-PACIFIC     CANADA        TOTAL
                                          -------------  -------------  ----------  -------------
1996....................................  $   6,238,000  $   3,013,000  $   33,000  $   9,284,000
1997....................................      5,746,000     13,209,000     507,000     19,462,000
1998....................................     13,220,000     12,643,000      26,000     25,889,000

NOTE 14--COMMITMENTS

    The Company leases various equipment and facilities under operating lease agreements. Rental expense under operating lease agreements was approximately $237,000, $289,000 and $774,000 in fiscal years 1996, 1997 and 1998, respectively. The future minimum lease payments under non-cancelable lease agreements are $1,041,000 in 1999, $959,000 in 2000, $793,000 in 2001, $193,000
in 2002 and $74,000 in 2003.

NOTE 15--WRITE-OFF OF DEFERRED CHARGES

    During fiscal 1998, the Company incurred costs related to a potential initial public offering. These costs were accounted for as a deferred asset with the intent of deducting such amounts from contributed equity upon receipt of the proceeds from the initial public offering. During the fourth quarter of fiscal 1998, the Company withdrew its intent to complete the public offering and, accordingly, these costs were charged against current period earnings.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Commonwealth Scientific Corporation:

    We have audited the accompanying balance sheets of Commonwealth Scientific Corporation (the "Company," a Virginia corporation), a wholly owned subsidiary of CVC, Inc. (the "Parent," a Delaware corporation), as of March 31, 1998 and 1999, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Scientific Corporation as of March 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

                                                                 ARTHUR ANDERSEN

Vienna, Virginia
May 17, 1999

                      COMMONWEALTH SCIENTIFIC CORPORATION

                                 BALANCE SHEETS

                                                                           MARCH 31,
                                                                     ----------------------
                                                                        1998        1999
                                                                     ----------  ----------
                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................................  $  378,920  $  326,623
  Accounts receivable, net of allowance for doubtful accounts of
    $233,000 and $300,000 at March 31, 1998 and 1999,
    respectively...................................................   5,556,183   3,160,366
  Inventories......................................................  15,601,983  13,837,715
  Prepaid expenses and other current assets........................     206,630     134,410
  Income taxes receivable..........................................          --     732,905
  Deferred income taxes............................................     456,188     539,070
                                                                     ----------  ----------
      Total current assets.........................................  22,199,904  18,731,089
                                                                     ----------  ----------

PROPERTY AND EQUIPMENT, at cost:
  Land.............................................................     703,900     703,900
  Building and improvements........................................     839,153     882,025
  Leasehold improvements...........................................     476,489     623,896
  Manufacturing and test equipment.................................   5,191,647   6,332,468
  Office furniture and fixtures....................................     480,691     496,417
                                                                     ----------  ----------
                                                                      7,691,880   9,038,706
  Less--Accumulated depreciation and amortization..................  (3,503,079) (4,147,289)
                                                                     ----------  ----------
      Net property and equipment...................................   4,188,801   4,891,417
                                                                     ----------  ----------

OTHER ASSETS.......................................................      67,497      55,631
                                                                     ----------  ----------
      Total assets.................................................  $26,456,202 $23,678,137
                                                                     ----------  ----------
                                                                     ----------  ----------

      The accompanying notes are an integral part of these balance sheets.

                      COMMONWEALTH SCIENTIFIC CORPORATION

                                 BALANCE SHEETS

                                                                                              MARCH 31,
                                                                                     ----------------------------
                                                                                         1998           1999
                                                                                     -------------  -------------
                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.................................................................  $   4,387,666  $   4,197,963
  Accrued expenses.................................................................      2,209,071      3,632,967
  Lines of credit..................................................................      2,584,574      3,393,173
  Current portion of long-term obligations.........................................        308,788        551,540
  Deposits on sales contracts......................................................      6,109,603      2,796,684
                                                                                     -------------  -------------
      Total current liabilities....................................................     15,599,702     14,572,327
LONG-TERM OBLIGATIONS, net of current portion......................................      1,677,718      2,067,830
DEFERRED INCOME TAX LIABILITY......................................................        202,620        221,117
                                                                                     -------------  -------------
      Total liabilities............................................................     17,480,040     16,861,274
                                                                                     -------------  -------------
COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY:
  Common stock, $1 par value; 10,000,000 shares authorized, 333,180 and 336,680
    shares issued at March 31, 1998 and 1999, respectively.........................        333,180        336,680
  Additional paid-in capital.......................................................        751,320        782,820
  Retained earnings................................................................      7,902,662      5,708,363
  Treasury stock; 6,900 shares at cost.............................................        (11,000)       (11,000)
                                                                                     -------------  -------------
      Total stockholders' equity...................................................      8,976,162      6,816,863
                                                                                     -------------  -------------
      Total liabilities and stockholders' equity...................................  $  26,456,202  $  23,678,137
                                                                                     -------------  -------------
                                                                                     -------------  -------------

      The accompanying notes are an integral part of these balance sheets.

                      COMMONWEALTH SCIENTIFIC CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                               YEARS ENDED MARCH 31,
                                                                   ----------------------------------------------
                                                                        1997            1998            1999
                                                                   --------------  --------------  --------------
NET SALES........................................................  $   35,366,323  $   33,982,554  $   43,597,852

COST OF SALES....................................................     (23,445,963)    (23,344,034)    (34,473,248)
                                                                   --------------  --------------  --------------
      Gross profit...............................................      11,920,360      10,638,520       9,124,604
                                                                   --------------  --------------  --------------

OPERATING EXPENSES:
  Research and development.......................................       3,645,520       3,746,433       4,005,021
  Selling and marketing..........................................       2,376,572       3,013,517       3,408,480
  General and administrative.....................................       1,447,319       1,635,329       2,072,667
  Commissions....................................................       1,558,193       1,509,848       1,992,786
                                                                   --------------  --------------  --------------
      Total operating expenses...................................       9,027,604       9,905,127      11,478,954
                                                                   --------------  --------------  --------------

INCOME (LOSS) FROM OPERATIONS....................................       2,892,756         733,393      (2,354,350)
INTEREST EXPENSE, NET............................................        (163,470)       (239,036)       (425,949)
                                                                   --------------  --------------  --------------
INCOME (LOSS) BEFORE INCOME TAXES................................       2,729,286         494,357      (2,780,299)
INCOME (PROVISION) TAX BENEFIT...................................        (911,000)       (151,000)        586,000
                                                                   --------------  --------------  --------------
NET INCOME (LOSS)................................................  $    1,818,286  $      343,357  $   (2,194,299)
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

        The accompanying notes are an integral part of these statements.

                      COMMONWEALTH SCIENTIFIC CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                             ADDITIONAL
                                                              PAID-IN      RETAINED      TREASURY
                                              COMMON STOCK    CAPITAL      EARNINGS       STOCK         TOTAL
                                             --------------  ----------  -------------  ----------  -------------
BALANCE, March 31, 1996....................   $    318,880   $  614,900  $   5,741,019  $  (10,600) $   6,664,199
  Exercise of stock options................          4,000       43,720             --          --         47,720
  Net income...............................             --           --      1,818,286          --      1,818,286
                                             --------------  ----------  -------------  ----------  -------------
BALANCE, March 31, 1997....................        322,880      658,620      7,559,305     (10,600)     8,530,205
  Exercise of stock options................         10,300       92,700             --          --        103,000
  Purchase of treasury stock...............             --           --             --        (400)          (400)
  Net income...............................             --           --        343,357          --        343,357
                                             --------------  ----------  -------------  ----------  -------------
BALANCE, March 31, 1998....................        333,180      751,320      7,902,662     (11,000)     8,976,162
  Exercise of stock options................          3,500       31,500             --          --         35,000
  Net loss.................................             --           --     (2,194,299)         --     (2,194,299)
                                             --------------  ----------  -------------  ----------  -------------
BALANCE, March 31, 1999....................   $    336,680   $  782,820  $   5,708,363  $  (11,000) $   6,816,863
                                             --------------  ----------  -------------  ----------  -------------
                                             --------------  ----------  -------------  ----------  -------------

        The accompanying notes are an integral part of these statements.

                      COMMONWEALTH SCIENTIFIC CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                                  YEARS ENDED MARCH 31,
                                                                         ----------------------------------------
                                                                             1997         1998          1999
                                                                         ------------  -----------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income....................................................  $  1,818,286  $   343,357  $  (2,194,299)
  Adjustments to reconcile net income to net cash (used in) provided by operating activities-
    Depreciation and amortization......................................       620,589      930,211      1,249,908
    (Gain) loss on disposal of equipment...............................         8,912        7,179       (148,229)
    Changes in assets and liabilities:
      Accounts receivable..............................................    (1,215,469)    (672,405)     2,395,817
      Inventories......................................................       538,938   (5,417,308)     1,764,268
      Prepaid expenses and other current assets........................        38,564      (83,214)        72,220
      Income taxes receivable/payable..................................            --     (217,443)      (732,905)
      Deferred income taxes............................................       (81,337)     (30,506)       (64,385)
      Other assets.....................................................            --           --         11,866
      Accounts payable and accrued expenses............................       761,920      870,127      1,234,193
      Income tax payable...............................................      (225,416)          --             --
      Deposits on sales contracts......................................      (450,043)   2,988,206     (3,312,919)
                                                                         ------------  -----------  -------------
        Net cash provided by (used in) operating activities............     1,814,944   (1,281,796)       275,535
                                                                         ------------  -----------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment..................................    (2,004,735)  (1,147,768)    (1,952,524)
  Proceeds from disposal of equipment..................................            --           --        148,229
                                                                         ------------  -----------  -------------
        Net cash used in investing activities..........................    (2,004,735)  (1,147,768)    (1,804,295)
                                                                         ------------  -----------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on line of credit.........................................     4,256,574    6,854,568     13,878,298
  Payments on lines of credit..........................................    (4,080,865)  (5,122,408)   (13,069,699)
  Borrowings on long-term obligations..................................        20,000    1,012,000      1,082,140
  Payments on long-term obligations....................................      (248,512)    (290,237)      (449,276)
  Exercise of stock options............................................        47,720      103,000         35,000
  Purchase of treasury stock...........................................            --         (400)            --
                                                                         ------------  -----------  -------------
        Net cash (used in) provided by financing activities............        (5,083)   2,556,523      1,476,463
                                                                         ------------  -----------  -------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...................      (194,874)     126,959        (52,297)
CASH AND CASH EQUIVALENTS, beginning of year...........................       446,835      251,961        378,920
                                                                         ------------  -----------  -------------
CASH AND CASH EQUIVALENTS, end of year.................................  $    251,961  $   378,920  $     326,623
                                                                         ------------  -----------  -------------
                                                                         ------------  -----------  -------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for--
    Interest...........................................................  $    136,650  $   186,245  $     355,654
                                                                         ------------  -----------  -------------
                                                                         ------------  -----------  -------------
    Income taxes.......................................................  $  1,217,747  $   406,360  $     205,875
                                                                         ------------  -----------  -------------
                                                                         ------------  -----------  -------------

        The accompanying notes are an integral part of these statements.

                      COMMONWEALTH SCIENTIFIC CORPORATION

               NOTES TO FINANCIAL STATEMENTS AS OF MARCH 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS

    Commonwealth Scientific Corporation (the "Company"), a wholly owned subsidiary of CVC, Inc. (the "Parent"), is engaged in the development, production, sale, service, and repair of precision equipment for the purpose of etching or deposition at submicron levels by means of ion beam technology. The Company was acquired by CVC, Inc., on May 10, 1999 (see Note 13). The Parent is committed to the necessary support of the operations and capital requirements of the Company.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include the adequacy of reserves for doubtful accounts, obsolete and excess inventories, and customer warranty obligations. Actual results could differ from those estimates.

REVENUE RECOGNITION

    Revenue is recognized when all significant risks of ownership are transferred and all significant related acts of performance are completed, which is generally upon shipment of products.

SIGNIFICANT CUSTOMER

    During fiscal year 1997, 28, 14, and 11 percent of net sales were derived from three customers. In fiscal year 1999, the Company had one customer who accounted for 32 percent of net sales. No other customer accounted for more than 10 percent of net sales.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization are provided using the straight-line method for financial reporting purposes over the following estimated useful lives:

                                                               5 to 31.5
Building and improvements....................................  years
Manufacturing and test equipment.............................  5 years
Office furniture and fixtures................................  5 to 7 years

    Repair and maintenance costs are charged to expense when incurred. Renewals and betterments that significantly increase the useful life of the related asset are capitalized. Leasehold improvements are amortized over the expected useful life or the lease term, whichever is shorter.

    The Company implemented Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, "during 1996. As of March 31, 1999, management determined there had been no impairment of long-lived assets as defined by SFAS No. 121.

    The Company's anticipated gross revenues, the remaining estimated lives of tangible assets, or both could be reduced significantly in the near term due to changes in technology, available financing, or

                      COMMONWEALTH SCIENTIFIC CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) competitive pressures in any of the Company's individual markets. As a result, the carrying amount of long-lived assets could be reduced materially in the near term.

RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are recognized as expenses in the period incurred.

WARRANTY SERVICES

    The Company recognizes the estimated cost of warranty obligations at the time the related products are sold. A one-year warranty on materials and workmanship is offered on products sold.

DEPOSITS ON SALES CONTRACTS

    The Company negotiates progress payments on projects that require significant engineering development and/or several months to complete.

CASH AND CASH EQUIVALENTS

    For financial reporting purposes, the Company considers demand deposits and all highly liquid investments with a maturity of three months or less to be cash and cash equivalents. As of March 31, 1998 and 1999, cash equivalents consisted principally of investments in overnight reverse repurchase agreements and commercial paper. The Company maintains bank accounts with federally insured financial institutions. At times, balances may exceed insured limits.

2. INVENTORIES:

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Work in progress and finished goods include provisions for direct labor and manufacturing overhead. Inventories were composed of the following as of March 31, 1998 and 1999:

                                                                     1998           1999
                                                                 -------------  -------------
Raw materials..................................................  $   7,006,170  $   7,247,963
Work in progress...............................................      8,062,980      6,666,877
Finished goods.................................................      1,035,053        852,875
                                                                 -------------  -------------
                                                                    16,104,203     14,767,715
Less--Inventory reserve........................................       (502,220)      (930,000)
                                                                 -------------  -------------
                                                                 $  15,601,983  $  13,837,715
                                                                 -------------  -------------
                                                                 -------------  -------------

    The Company's products are subject to technological change and changes in the Company's competitive market. Management has provided reserves for excess and obsolete inventories. It is possible that new product launches could result in unforeseen changes in inventory requirements for which no reserve has been provided.

                      COMMONWEALTH SCIENTIFIC CORPORATION

3. ACCRUED LIABILITIES:

    Accrued liabilities consist of the following:

                                                                        1998          1999
                                                                    ------------  ------------
Commissions payable...............................................  $    540,162  $    914,872
Vacation accrual..................................................       406,674       420,683
Installation and warranty accrual.................................       280,000       895,019
Accrued payroll...................................................       462,416       373,397
Other.............................................................       519,819     1,028,996
                                                                    ------------  ------------
    Total.........................................................  $  2,209,071  $  3,632,967
                                                                    ------------  ------------
                                                                    ------------  ------------

4. LINES OF CREDIT:

    The Company has a bank line of credit, subject to annual approval, which provides for borrowings up to the lesser of $1,800,000 or an amount equal to 70 percent of eligible accounts receivable that have been outstanding not more than 90 days. Amounts borrowed under the line are payable on demand. Interest accrues at the bank's prime rate plus 0.5 percent (8.25 percent at March 31, 1999) and is payable monthly. The amount borrowed on the line of credit was approximately $1,385,000 and $693,000 at March 31, 1998 and 1999, respectively.

    The Company has two bank lines of credit for inventory that provide for borrowings up to $3,500,000. Amounts borrowed under these lines of credit are payable on due dates between June 2001 and January 2002. Interest accrues at the bank's prime rate plus 1.0 percent (8.75 percent at March 31, 1999) and is payable monthly. The amount borrowed on the line of credit was $1,200,000 and $2,700,000 at March 31, 1998 and 1999, respectively.

    All lines of credit discussed above are collateralized by the same assets as the notes payable to a bank discussed in Note 5. One of the inventory lines of credit is personally guaranteed by the president of the Company in an amount up to $2,000,000. The remaining amounts outstanding under the lines of credit, together with the long-term obligations described below, are guaranteed by the president of the Company in an amount up to $1,000,000. As further described in
Note 13, all amounts outstanding under these lines of credit were paid in full subsequent to March 31, 1999.

                      COMMONWEALTH SCIENTIFIC CORPORATION

5. LONG-TERM OBLIGATIONS:

    Long-term obligations as of March 31, 1998 and 1999, are summarized as follows:

                                                                                            1998          1999
                                                                                        ------------  ------------
Equipment loan payable to a bank, bearing interest at the bank's prime rate plus 0.5%
  (8.25% at March 31, 1999). Principal payments of $24,764 plus interest are payable monthly. The note matures in October 2004...........................................  $  1,956,369  $  1,659,199
Equipment loan payable to a bank, bearing interest at the bank's prime rate plus 0.5%
  (8.25% at March 31, 1999). Principal payments of $11,917 plus interest are payable
  monthly. The note matures in November 2003..........................................            --       638,333
Automobile loan payable to a bank, bearing interest at the bank's prime rate plus 0.5%
  (8.25% at March 31, 1999). Principal payments of $417 plus interest are payable
  monthly. The note matures in December 2000..........................................        13,750         8,751
Future minimum payments under capital leases, payable through March 2002..............        18,535       355,105
                                                                                        ------------  ------------
                                                                                           1,988,654     2,661,388
Less--Interest included in capital lease payments.....................................        (2,148)      (42,018)
                                                                                        ------------  ------------
    Total.............................................................................     1,986,506     2,619,370
Less--Current portion.................................................................      (308,788)     (551,540)
                                                                                        ------------  ------------
                                                                                        $  1,677,718  $  2,067,830
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    The bank notes and lines of credit are secured by all the Company's present and future fixtures, equipment, supplies, inventory, work in progress, accounts receivable and contract rights, and a first lien deed of trust on the Company's real property and improvements. These borrowings are personally guaranteed by the president of the Company in an amount up to $1,000,000 pursuant to the guarantee on the lines of credit described in Note 4. According to the terms of the loan agreements, the Company must satisfy various covenants, including a debt to equity ratio of less than 2 to 1, a current ratio of greater than 1 to 1, a net worth of at least $7,500,000, and debt service coverage of greater than 1 to 1 among other restrictions. The Company was not in compliance with the tangible net worth and debt service coverage ratios, consignments, sale and transfer of assets, and capital expenditure and lease obligation covenants as of March 31, 1999. The Company received a waiver from the bank for these covenant violations in April 1999.

    Future minimum principal payments under long-term obligations are as follows:

                                                                                  YEAR ENDING
                                                                                   MARCH 31,
                                                                                  ------------
2000............................................................................  $    551,540
2001............................................................................       553,422
2002............................................................................       537,386
2003............................................................................       440,170
2004............................................................................       363,503
Thereafter......................................................................       173,349
                                                                                  ------------
                                                                                  $  2,619,370
                                                                                  ------------
                                                                                  ------------

                      COMMONWEALTH SCIENTIFIC CORPORATION

5. LONG-TERM OBLIGATIONS: (CONTINUED)
    As further described in Note 13, all amounts due under these bank loans were paid in full subsequent to March 31, 1999.

6. STOCK AND STOCK OPTIONS:

    During fiscal year 1985, the Company's stockholders approved a stock option plan (the "Stock Option Plan") for key employees, officers, and directors of the Company for 100,000 shares of stock, of which 76,150 shares were granted as of March 31, 1999. The Company's stock option plan expired in fiscal year 1994. The options outstanding under the Stock Option Plan are fully vested two years after the grant date and are exercisable for three years.

    Options issued after fiscal year 1994 but prior to March 1999 were issued after the expiration of the Stock Option Plan and are classified as nonqualified for tax purposes. The terms and conditions of these options are identical to those options issued under the Stock Option Plan described above.

    The options issued in March 1999 were also issued after the expiration of the Stock Option Plan and are also classified as nonqualified for tax purposes. These options vest immediately and are exercisable for five years.

    The following table summarizes the Company's stock option activity for each of the three years in the period ended March 31, 1999:

                                                                   NUMBER OF   WEIGHTED-AVERAGE
                                                                    SHARES      EXERCISE PRICE     PRICE PER SHARE
                                                                  -----------  -----------------  -----------------
OPTIONS OUTSTANDING AT MARCH 31, 1996...........................      54,250       $   12.13       $10.00--$15.00
  Granted.......................................................          --              --             --
  Canceled/expired/forfeited....................................      (8,000)          10.85            10.85
  Exercised.....................................................      (4,000)          11.93            11.93
                                                                  -----------         ------      -----------------
OPTIONS OUTSTANDING AT MARCH 31, 1997...........................      42,250           12.40        10.00-- 15.00
  Granted.......................................................          --              --             --
  Canceled/expired/forfeited....................................      (9,700)          10.77        10.00-- 15.00
  Exercised.....................................................     (10,300)          10.00            10.00
                                                                  -----------         ------      -----------------
OPTIONS OUTSTANDING AT MARCH 31, 1998...........................      22,250           14.21        10.00-- 15.00
  Granted.......................................................      59,254           27.28        26.00-- 28.00
  Canceled/expired/forfeited....................................      (7,050)          25.79        15.00-- 28.00
  Exercised.....................................................      (3,500)          10.00            10.00
                                                                  -----------         ------      -----------------
OPTIONS OUTSTANDING AT MARCH 31, 1999...........................      70,954       $   24.18       $10.00--$28.00
                                                                  -----------         ------      -----------------
                                                                  -----------         ------      -----------------

    As of March 31, 1998 and 1999, 22,250 and 42,354 options, respectively, are exercisable. The weighted-average remaining life for options outstanding at March 31, 1999, was approximately four years.

    The Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for an employee stock option or similar equity instrument. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period.

                      COMMONWEALTH SCIENTIFIC CORPORATION

6. STOCK AND STOCK OPTIONS: (CONTINUED)
    SFAS No. 123 allows an entity to continue to use the intrinsic value method as defined by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and management has elected to do so. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company has elected to continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees. Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. Accordingly, net (loss) income would be as follows for each of the three years in the period ended March 31, 1999:

                                                                       AS REPORTED     PRO FORMA
YEAR                                                                   NET (LOSS)     NET (LOSS)
ENDED                                                                    INCOME         INCOME
--------------------------------------------------------------------  -------------  -------------
1997................................................................  $   1,818,286      1,811,114
1998................................................................        343,357        340,489
1999................................................................     (2,194,299) $  (2,439,258)

    The fair value of each option is estimated using the Black Scholes option pricing model with the following assumption used for grants: no dividend yield, no volatility, risk-free interest rate of 5.5 percent, and expected life of 5 years.

7. INCOME TAXES:

    The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS 109 requires the determination of deferred tax liabilities and assets based on the differences between the financial statement and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that based on available evidence it is more likely than not that they will be realized.

    The (benefit) provision for income taxes consists of the following:

                                                             1997        1998        1999
                                                          ----------  ----------  -----------
CURRENT:
  Federal...............................................  $  933,000  $  190,000  $  (500,000)
  State.................................................     148,000      30,000      (57,000)
                                                          ----------  ----------  -----------
                                                           1,081,000     220,000     (557,000)
LESS--GENERAL BUSINESS INCOME TAX CREDITS...............    (116,000)    (58,000)          --
                                                          ----------  ----------  -----------
                                                             965,000     162,000     (557,000)
                                                          ----------  ----------  -----------
DEFERRED:
  Federal...............................................     (46,000)     (9,000)     (26,000)
  State.................................................      (8,000)     (2,000)      (3,000)
                                                          ----------  ----------  -----------
                                                             (54,000)    (11,000)     (29,000)
                                                          ----------  ----------  -----------
(BENEFIT) PROVISION FOR INCOME TAXES....................  $  911,000  $  151,000  $  (586,000)
                                                          ----------  ----------  -----------
                                                          ----------  ----------  -----------

                      COMMONWEALTH SCIENTIFIC CORPORATION

7. INCOME TAXES: (CONTINUED)
    The components of the net deferred tax assets are as follows:

                                                                         1998         1999
                                                                      -----------  -----------
DEFERRED TAX ASSETS:
  Warranty reserves.................................................  $   104,000  $   305,000
  Obsolescence reserves.............................................      186,000      344,000
  Bad-debt reserves.................................................       86,000      111,000
  Commission accrual................................................           --      162,000
  Vacation accrual..................................................      125,000      104,000
  Other.............................................................       55,000       31,000
  Valuation allowance...............................................     (100,000)    (518,000)
                                                                      -----------  -----------
GROSS DEFERRED TAX ASSETS...........................................      456,000      539,000
DEFERRED TAX LIABILITIES:
  Depreciation and amortization.....................................      202,000      221,000
                                                                      -----------  -----------
NET DEFERRED TAX ASSETS.............................................  $   254,000  $   318,000
                                                                      -----------  -----------
                                                                      -----------  -----------

    A reconciliation of the statutory income tax rate to the effective tax rate included in the statement of operations is as follows:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                           ---------------------------------------
                                                                               1997         1998         1999
                                                                           ------------  ----------  -------------
Income (Loss) before income tax..........................................  $  2,729,286  $  494,357  $  (2,780,299)
Tax rate.................................................................            34%         34%            34%
                                                                           ------------  ----------  -------------
Income tax expense (benefit) at statutory rate...........................       927,957     168,081       (945,302)
Increases (decreases) in tax resulting from:
  State income taxes, net of Federal income tax benefit..................        97,514      19,920        (37,620)
  Other..................................................................      (114,471)    (37,001)       (21,078)
  Change in valuation allowance..........................................            --          --        418,000
                                                                           ------------  ----------  -------------
Actual tax expense (benefit).............................................  $    911,000  $  151,000  $    (586,000)
                                                                           ------------  ----------  -------------
                                                                           ------------  ----------  -------------
Effective tax rate.......................................................          33.4%       30.5%          21.1%
                                                                           ------------  ----------  -------------
                                                                           ------------  ----------  -------------

8. COMMITMENTS AND CONTINGENCIES:

LEASES

    In addition to the equipment under capital leases discussed in Note 5, the Company has rental agreements for certain other real property and equipment expiring at various dates through January 2002. The Company has the option to purchase the equipment at termination of the lease for

                      COMMONWEALTH SCIENTIFIC CORPORATION

8. COMMITMENTS AND CONTINGENCIES: (CONTINUED)
$1. The Company incurred approximately $398,000 and $624,697 in rent expense in fiscal years 1998 and 1999, respectively. Future minimum lease and rental commitments are as follows:

2000..............................................................  $ 537,310
2001..............................................................    242,154
2002..............................................................    153,762
                                                                    ---------
                                                                    $ 933,226
                                                                    ---------
                                                                    ---------

PURCHASE COMMITMENTS

    At March 31, 1999, the Company had contractual commitments to purchase approximately $780,000 of inventory to be delivered within six months of fiscal year end.

9. GEOGRAPHIC INFORMATION:

    The information below summarizes the Company's product sales, service, and other income for each of the fiscal years in the period ended March 31, 1999:

                                                      1997           1998           1999
                                                  -------------  -------------  -------------
Domestic........................................  $  13,913,015  $  15,624,769  $  27,058,936
International...................................     21,453,308     18,357,785     16,538,916
                                                  -------------  -------------  -------------
                                                  $  35,366,323  $  33,982,554  $  43,597,852
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------

10. RELATED PARTY:

    During 1998 and 1999, a company owned by a former officer of the Company performed research and development activities on the Company's behalf. In addition, the officer received royalties on sales of certain of the Company's products. During fiscal years 1998 and 1999, the Company paid approximately $656,000 and $894,000, respectively, under that arrangement.

11. EMPLOYEE BENEFIT PLAN:

    The Company established an employee contribution plan (the "Benefit Plan"), effective January 1, 1987, under Section 401(k) of the Internal Revenue Code. Any employee who has attained age 21 and has completed one year of service with the Company is eligible to participate. Each participant may contribute amounts to the Benefit Plan, subject to limits by the Internal Revenue Service, in pretax contributions ranging from 1 to 15 percent of base salary. The Company will match 50 percent of each participant's contribution up to $500 per year. At the end of each fiscal year, the Company may contribute a percentage of its profits to the Benefit Plan. The Company made discretionary contributions of $50,000 and $0 to the Benefit Plan for the years ended March 31, 1998 and 1999, respectively.

12. THE YEAR 2000 ISSUE:

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. The effects of the Year 2000 Issue may be experienced before, on, or after January 1,

                      COMMONWEALTH SCIENTIFIC CORPORATION

12. THE YEAR 2000 ISSUE: (CONTINUED)
2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting an entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

13. SUBSEQUENT EVENTS:

    On May 10, 1999, CVC, Inc., acquired all the outstanding common stock of the Company. As consideration, CVC, Inc., gave to each holder of Company stock
6.03601 shares of its common stock for each share of Company common stock held, subject to certain adjustments described below. The merger agreement between CVC, Inc., CVC Acquisition Corp., Commonwealth Scientific Corporation, and Certain Stockholders Thereof, dated April 1, 1999, provides for 975,000 shares to be held in escrow pending determination of the final purchase price. As of May 10, the Company adopted CVC, Inc.'s year-end of September 30, 1999. The final purchase price is dependent upon a number of representations and warranties, including minimum net worth requirements and tax and environmental liability considerations.

    In May 1999, CVC, Inc., repaid the entire balance (approximately $5,700,000 of principal and accrued interest) due under the Company's lines of credit, as well as the long-term equipment and automobile loans payable to the Company's bank. No further obligations exist under these debt instruments.

    On April 1, 1999, the Company converted approximately $1.2 million in accounts payable due to a creditor to an unsecured note payable, bearing interest at 8 percent per annum. Beginning May 15, 1999, principal and interest payments of $71,790 are payable monthly. Interest will accrue at a rate of 10 percent per annum in the event of the Company's failure to pay the amounts due within ten days of the due date. Monthly installments shall continue until the entire indebtedness is repaid; however, any remaining indebtedness, if not sooner paid, shall be due and payable on October 15, 2000.

                                3,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                   PROSPECTUS

                                          , 1999

                                LEHMAN BROTHERS

                             PRUDENTIAL SECURITIES

                                    SG COWEN

                            WARBURG DILLON READ LLC

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock offered hereby, other than underwriting discounts and commissions:

Registration Fee-Securities and Exchange Commission.............  $  19,027
NASD Filing Fee.................................................     50,000
Blue Sky fees and expenses......................................     10,000
Accountants' fees and expenses..................................    250,000
Legal fees and expenses.........................................    200,000
Printing and engraving expenses.................................    120,000
Transfer agent and registrar fees...............................     10,000
Miscellaneous...................................................    200,973
                                                                  ---------
    Total.......................................................  $ 860,000
                                                                  ---------
                                                                  ---------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

    Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

    Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against any expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under
Section 145.

    Section 102(b)(7) of the DGCL provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to action good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Company's Restated Certificate of Incorporation contains such a provision.

    The Company's Certificate of Incorporation and By-Laws provide that the Company shall indemnify officers and directors and, to the extent permitted by the Board of Directors, employees and agents of the Company, to the full extent permitted by and in the manner permissible under the laws of the State of Delaware. In addition, the By-Laws permit the Board of Directors to authorize the Company to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his capacity as such.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years, the Registrant has issued securities to a limited number of persons, as described below. No underwriter or underwriting discounts or commissions were involved. There was no public offering in such transaction and the Company believes that such transaction was exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), by reason of Section 4(2) thereof based on the private nature of the transactions and the sophistication of the purchasers, all of whom had access to information concerning the Registrant and acquired the securities for investment and not with a view to the distribution thereof.

    The following figures give effect to a 20-1 stock split in December 1995, a 3-1 stock split in October 1997 and a 2-3 reverse stock split in September 1999.

    During the fiscal year ended September 30, 1996, the Company granted options to acquire an aggregate of 194,200 shares of common stock at an exercise price of $4.04 to various directors, officers, employees and/or consultants.

    On March 18, 1997, Mehrdad Moslehi, Senior Vice President and Chief Technical Officer, purchased 20,000 shares of common stock for $12,500.

    On March 18, 1997, Patrick Borrelli purchased 200 shares of common stock for $808.

    On April 1, 1997, the Company issued 9,900 shares of common stock to various non-employee directors as payment of their annual retainer.

    On June 9, 1997, Mehrdad Moslehi, Senior Vice President and Chief Technical Officer, purchased 60,000 shares of common stock for $37,500.

    On August 11, 1997, Yong Jin Lee purchased 20,000 shares of common stock for $12,500.

    On September 15, 1997, Cecil Davis purchased 20,000 shares of common stock for $25,000.

    During the fiscal year ended September 30, 1997, the Company granted options to acquire an aggregate of 406,600 shares of common stock at exercise prices ranging from $3.00 to $5.73 to various directors, officers, employees and/or consultants.

    On October 21, 1997, Rhen Zhou purchased 1,334 shares of common stock for $5,389.

    On October 31, 1997, Carla Reif purchased 667 shares of common stock for $2,695.

    On November 5, 1997, Cecil Davis purchased 33,333 shares of common stock for $41,666.

    On November 18, 1997, Mehrdad Moslehi purchased 48,000 shares of common stock for $30,240.

    On December 2, 1997, Mehrdad Moslehi purchased 112,000 shares of common stock for $70,360.

    On December 8, 1997, Jeff Dobbs purchased 1,333 shares of common stock for $5,385.

    On December 8, 1997, George Heltz purchased 668 shares of common stock for $2,699.

    On March 24, 1998, Peter Schwartz purchased 667 shares of common stock for $2,695.

    During the fiscal year ended September 30, 1998, the Company granted options to acquire an aggregate of 427,667 shares of common stock at exercise prices ranging from $5.73 to $12.00 to various directors, officers, employees and/or consultants.

    On April 1, 1998, the Company issued 9,333 shares of common stock to various non-employee directors as payment of their annual retainer.

    In December 1998, the Company issued and sold 100,000 shares of Series C Convertible Preferred Stock to Advent International Corporation for a price of $10.00 per share. Upon completion of the offering, these shares are convertible into 1,016,260 shares of such common stock. The Company also sold to Advent International Corporation warrants to purchase an aggregate of 133,333 shares of common stock at an exercise price of $15.00 during the four-year period commencing on December 1, 2001, which warrant terminates upon consummation of this offering. See "Certain Transactions" and "Description of Capital Stock."

    In May 1999, the Company issued 1,268,796 shares of common stock, to former shareholders of Commonwealth Scientific Corporation as part of its acquisition of Commonwealth.

    On May 14, 1999 the Company issued 10,667 shares of common stock to various non-employee directors as payment of their annual retainer.

    On July 2, 1999 Robert Matthews purchased 8,000 shares of common stock for $10,000.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

        1.1  Underwriting Agreement*

        3.1  Amended and Restated Certificate of Incorporation of the Registrant**

        3.2  Restated By-Laws of the Registrant**

        4.1  Specimen Certificate for Common Stock of the Registrant*

        5.1  Opinion of Dewey Ballantine LLP*

       10.1  1997 Stock Option Plan**

       10.3  Nonemployee Directors' Stock Option Plan**

       10.4  Form of Employment Agreement**

       10.5  Union Agreement, dated August 25, 1995, between the Registrant and Local 342,
             International Union of Electronic, Electrical, Salaried, Machine & Furniture
             Workers**

       10.6  Securities Purchase Agreement, dated May 22, 1995, between the Registrant and
             Seagate Technology, Inc.**

       10.7  Amended and Restated Registration Rights Agreement, dated May 10, 1999, among the
             Registrant, Seagate Technology, Inc. and certain stockholders of the Registrant**

       10.8  Series B Preferred Stock Purchase Warrant, dated May 22, 1995, between the
             Registrant and Seagate Technology, Inc.**

       10.9  U.S. $1,000,000 Subordinated Promissory Note, dated November 14, 1990, between the
             Registrant and Nikko Techno Co., Inc.**

      10.10  U.S. $500,00 Subordinated Promissory Note, dated November 14, 1990, between the
             Registrant and Nikko Tecno Co., Inc.**

      10.11  Letter extending repayment of U.S. $1,000,000 and U.S. $500,000 Subordinated
             Promissory Notes, dated August 18, 1997, by Nikko Tecno Co., Inc.**

      10.12  Mortgage Note, dated September 29, 1997, between Registrant and M&T Real Estate,
             Inc.**

      10.13  Mortgage, dated September 29, 1997, between Registrant and M&T Real Estate, Inc.**

      10.14  Continuing Guaranty, dated September 29, 1997, between Registrant and M&T Real
             Estate, Inc.**

      10.15  General Assignment of Rights, dated September 29, 1997, between Registrant and M&T
             Real Estate, inc.**

      10.16  Amendment No. 1 to General Security Agreement, dated September 29, 1997, by and among the Registrant, M&T Trust Company and M&T Real Estate, Inc.**

      10.17  Amended and Restated Lease Agreement, dated September 29, 1997, between Registrant and M&T Real Estate, Inc.**

      10.18  Bill of Sale, dated September 29, 1997, executed by Registrant**

      10.19  Lease Agreement, dated October 19, 1995, between Registrant and SCI Limited
             Partnership-- I**

      10.20  $3,000,000 Term Loan Agreement, dated September 30, 1996, by Registrant and M&T
             Company**

      10.21  Letter of Credit Reimbursement Agreement**

      10.22  Continuing Guaranty of CVC Holdings, dated September 30, 1996, by Registrant**

      10.23  Continuing Guaranty of CVC Products, dated February 2, 1996, by Registrant**

      10.24  General Security Agreement of CVC Products, dated September 30, 1996, by
             Registrant**

      10.25  General Security Agreement of CVC Holdings, dated September 30, 1996, by
             Registrant**

      10.26  U.S. $1,000,000 subordinated Promissory Note, dated December 20, 1991, between the
             Registrant and Nikko Tecno Co., Inc.**

      10.27  Employment Agreement, dated as of December 15, 1997, between the Registrant and
             Giovanni Nocerino**

      10.29  Employment Agreement, dated as of December 15, 1997, between the Registrant and
             Emilio O. Dicataldo**

      10.30  Employment Agreement, dated as of December 15, 1997, between the Registrant and
             Mehrdad M. Moslehi**

      10.31  Employment Agreement, dated as of December 15, 1997, between the Registrant and
             Christopher J. Mann**

      10.32  Employment Agreement, dated as of December 15, 1997, between the Registrant and
             Richard J. Chicotka**

      10.33  Securities Purchase Agreement, dated December 10, 1998, among the Registrant and entities affiliated with Advent International Corporation.+

      10.34  Common Stock Purchase Warrant, dated December 10, 1998, between the Registrant and
             Global Private Equity III Limited Partnership.+

      10.35  Common Stock Purchase Warrant, dated December 10, 1998, between the Registrant and
             Advent PGGM Global Limited Partnership.+

      10.36  Common Stock Purchase Warrant, dated December 10, 1998, between the Registrant and
             Advent GPE III Limited Partnership.+

      10.37  Common Stock Purchase Warrant, dated December 10, 1998, between the Registrant and
             Advent Partners (NA) GPE III.+

      10.38  Common Stock Purchase Warrant, dated December 10, 1998, between the Registrant and
             Advent Partners Limited Partnership.+

      10.39  Merger Agreement, dated as of April 1, 1999, among the Registrant, CVC Acquisition
             Corp., Commonwealth Scientific Corporation and the 5% Stockholders.+

      10.40  Escrow Agreement, dated as of May 10, 1999, among the Registrant, Commonwealth
             Scientific Corporation and M&T Company.+

      10.41  Consulting Agreement, dated as of May 10, 1999, between the Registrant and George R.
             Thompson, Jr.+

      10.42  Union Agreement, dated October 31, 1998, between the Registrant and Local 342,
             International Union of Electronic, Electrical, Salaried, Machine & Furniture
             Workers.

      10.43  Amended and Restated Stockholders Agreement, dated as of May 10, 1999, among the
             Registrant and certain of its stockholders.

       11.0  Computation of Earnings Per Share**

       21.1  List of Subsidiary**

       23.1  Consent of PricewaterhouseCoopers LLP +

       23.2  Consent of Arthur Andersen LLP+

       23.3  Consent of Dewey Ballantine LLP (contained in Exhibit 5.1)

       24.1  Power of Attorney (included on page II-5)**

       27.1  Financial Data Schedule**

------------------------

*   To be filed by amendment.

**  Previously filed

+   Filed herewith

    (b) Consolidated Financial Statement Schedules

    All schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on September 10, 1999.

                                CVC, INC.

                                BY:           /S/ CHRISTINE B. WHITMAN
                                     -----------------------------------------
                                                Christine B. Whitman
                                               CHAIRMAN OF THE BOARD,
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose names appear below appoint and constitute Christine B. Whitman and Emilio O. DiCataldo, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute any and all amendments to the within Registration Statement, and to sign any and all registration statements relating to the same offering of the securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and such other agencies, offices and persons as may be required by applicable law, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons on September 10, 1999 in the capacities indicated:

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

                                Chairman of the Board,
   /s/ CHRISTINE B. WHITMAN       Chief Executive Officer
------------------------------    and President (principal   September 10, 1999
     Christine B. Whitman         executive officer)

                                Senior Vice President and
   /s/ EMILIO O. DICATALDO        Chief Financial Officer
------------------------------    (principal accounting and  September 10, 1999
     Emilio O. Dicataldo          financial officer)

    /s/ G. PATRICK BONNIE       Director
------------------------------                               September 10, 1999
      G. Patrick Bonnie

      /s/ ROBERT C. FINK        Director
------------------------------                               September 10, 1999
        Robert C. Fink

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

       /s/ JAMES GEATER         Director
------------------------------                               September 10, 1999
         James Geater

------------------------------  Director
     Douglas A. Kingsley                                           , 1999

      /s/ VICTOR E. MANN        Director
------------------------------                               September 10, 1999
        Victor E. Mann

     /s/ SEIYA MIYANISHI        Director
------------------------------                               September 10, 1999
       Seiya Miyanishi

     /s/ ANDREW C. PESKOE       Director
------------------------------                               September 10, 1999
       Andrew C. Peskoe

 /s/ GEORGE R. THOMPSON, JR.    Director
------------------------------                               September 10, 1999
   George R. Thompson, Jr.

     /s/ DONALD L. WAITE        Director
------------------------------                               September 10, 1999
       Donald L. Waite

*By:                 /s/ EMILIO O. DICATALDO
           -------------------------------------------
                       Emilio O. DiCataldo
                        (ATTORNEY IN FACT)

                                 EXHIBIT INDEX

      1.1  Underwriting Agreement*

      3.1  Amended and Restated Certificate of Incorporation of the Registrant**

      3.2  Restated By-Laws of the Registrant**

      4.1  Specimen Certificate for Common Stock of the Registrant*

      5.1  Opinion of Dewey Ballantine LLP*

     10.1  1997 Stock Option Plan**

     10.3  Nonemployee Directors' Stock Option Plan**

     10.4  Form of Employment Agreement**

     10.5  Union Agreement, dated August 25, 1995, between the Registrant and Local 342,
           International Union of Electronic, Electrical, Salaried, Machine & Furniture
           Workers**

     10.6  Securities Purchase Agreement, dated May 22, 1995, between the Registrant and
           Seagate Technology, Inc.**

     10.7  Amended and Restated Registration Rights Agreement, dated May 10, 1999, among the
           Registrant, Seagate Technology, Inc. and certain stockholders of the Registrant**

     10.8  Series B Preferred Stock Purchase Warrant, dated May 22, 1995, between the
           Registrant and Seagate Technology, Inc.**

     10.9  U.S. $1,000,000 Subordinated Promissory Note, dated November 14, 1990, between the
           Registrant and Nikko Techno Co., Inc.**

    10.10  U.S. $500,00 Subordinated Promissory Note, dated November 14, 1990, between the
           Registrant and Nikko Tecno Co., Inc.**

    10.11  Letter extending repayment of U.S. $1,000,000 and U.S. $500,000 Subordinated
           Promissory Notes, dated August 18, 1997, by Nikko Tecno Co., Inc.**

    10.12  Mortgage Note, dated September 29, 1997, between Registrant and M&T Real Estate,
           Inc.**

    10.13  Mortgage, dated September 29, 1997, between Registrant and M&T Real Estate, Inc.**

    10.14  Continuing Guaranty, dated September 29, 1997, between Registrant and M&T Real
           Estate, Inc.**

    10.15  General Assignment of Rights, dated September 29, 1997, between Registrant and M&T
           Real Estate, inc.**

    10.16  Amendment No. 1 to General Security Agreement, dated September 29, 1997, by and among the Registrant, M&T Trust Company and M&T Real Estate, Inc.**

    10.17  Amended and Restated Lease Agreement, dated September 29, 1997, between Registrant and M&T Real Estate, Inc.**

    10.18  Bill of Sale, dated September 29, 1997, executed by Registrant**

    10.19  Lease Agreement, dated October 19, 1995, between Registrant and SCI Limited
           Partnership--I**

    10.20  $3,000,000 Term Loan Agreement, dated September 30, 1996, by Registrant and M&T
           Company**

    10.21  Letter of Credit Reimbursement Agreement**

    10.22  Continuing Guaranty of CVC Holdings, dated September 30, 1996, by Registrant**

    10.23  Continuing Guaranty of CVC Products, dated February 2, 1996, by Registrant**

    10.24  General Security Agreement of CVC Products, dated September 30, 1996, by
           Registrant**

    10.25  General Security Agreement of CVC Holdings, dated September 30, 1996, by
           Registrant**

    10.26  U.S. $1,000,000 subordinated Promissory Note, dated December 20, 1991, between the
           Registrant and Nikko Tecno Co., Inc.**

    10.27  Employment Agreement, dated as of December 15, 1997, between the Registrant and
           Giovanni Nocerino**

    10.29  Employment Agreement, dated as of December 15, 1997, between the Registrant and
           Emilio O. Dicataldo**

    10.30  Employment Agreement, dated as of December 15, 1997, between the Registrant and
           Mehrdad M. Moslehi**

    10.31  Employment Agreement, dated as of December 15, 1997, between the Registrant and
           Christopher J. Mann**

    10.32  Employment Agreement, dated as of December 15, 1997, between the Registrant and
           Richard J. Chicotka**

    10.33  Securities Purchase Agreement, dated December 10, 1998, among the Registrant and entities affiliated with Advent International Corporation.+

    10.34  Common Stock Purchase Warrant, dated December 10, 1998, between the Registrant and
           Global Private Equity III Limited Partnership.+

    10.35  Common Stock Purchase Warrant, dated December 10, 1998, between the Registrant and
           Advent PGGM Global Limited Partnership.+

    10.36  Common Stock Purchase Warrant, dated December 10, 1998, between the Registrant and
           Advent GPE III Limited Partnership.+

    10.37  Common Stock Purchase Warrant, dated December 10, 1998, between the Registrant and
           Advent Partners (NA) GPE III.+

    10.38  Common Stock Purchase Warrant, dated December 10, 1998, between the Registrant and
           Advent Partners Limited Partnership.+

    10.39  Merger Agreement, dated as of April 1, 1999, among the Registrant, CVC Acquisition
           Corp., Commonwealth Scientific Corporation and the 5% Stockholders.+

    10.40  Escrow Agreement, dated as of May 10, 1999, among the Registrant, Commonwealth
           Scientific Corporation and M&T Company.+

    10.41  Consulting Agreement, dated as of May 10, 1999, between the Registrant and George
           R. Thompson, Jr.+

    10.42  Union Agreement, dated October 31, 1998, between the Registrant and Local 342,
           International Union of Electronic, Electrical, Salaried, Machine & Furniture
           Workers.

    10.43  Amended and Restated Stockholders Agreement, dated as of May 10, 1999, among the
           Registrant and certain of its stockholders.

     11.0  Computation of Earnings Per Share**

     21.1  List of Subsidiary**

     23.1  Consent of PricewaterhouseCoopers LLP+

     23.2  Consent of Arthur Andersen LLP+

     23.3  Consent of Dewey Ballantine LLP (contained in Exhibit 5.1)

     24.1  Power of Attorney (included on page II-5)**

     27.1  Financial Data Schedule**

------------------------

*   To be filed by amendment.

**  Previously filed

+   Filed herewith